     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JULY 30, 1997


                                                      REGISTRATION NO. 333-29873
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------


                                AMENDMENT NO. 2


                                       TO

                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                            CTB INTERNATIONAL CORP.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

             DELAWARE                            3523                           35-1970751
 (STATE OR OTHER JURISDICTION OF     (PRIMARY STANDARD INDUSTRIAL            (I.R.S. EMPLOYER
  INCORPORATION OR ORGANIZATION)     CLASSIFICATION CODE NUMBER)          IDENTIFICATION NUMBER)

                            ------------------------

                              STATE ROAD 15 NORTH
                                 P.O. BOX 2000
                          MILFORD, INDIANA 46542-2000
                                 (219) 658-4191
              (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
       INCLUDING AREA CODE, OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                               MICHAEL J. KISSANE
                              STATE ROAD 15 NORTH
                                 P.O. BOX 2000
                          MILFORD, INDIANA 46542-2000
                                 (219) 658-4191
           (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
                   INCLUDING AREA CODE, OF AGENT FOR SERVICE)

                            ------------------------

                                   COPIES TO:

              GARY I. HOROWITZ, ESQ.                            EMANUEL S. CHERNEY, ESQ.
            SIMPSON THACHER & BARTLETT                 KAYE, SCHOLER, FIERMAN, HAYS & HANDLER, LLP
               425 LEXINGTON AVENUE                                  425 PARK AVENUE
             NEW YORK, NEW YORK 10017                           NEW YORK, NEW YORK 10022
                  (212) 455-7113                                     (212) 836-8000

   APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE OF THE SECURITIES TO THE
                                    PUBLIC:
  As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended (the "Securities Act"), check the following box. [ ]

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If delivery of the prospectus is expected to be made pursuant to Rule 434 under the Securities Act, please check the following box. [ ]

                            ------------------------

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

================================================================================

     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.


                   SUBJECT TO COMPLETION, DATED JULY 30, 1997

PROSPECTUS
          , 1997

                                5,000,000 SHARES


CHORE-TIME LOGO             CTB INTERNATIONAL CORP.                   BROCK LOGO


                                  COMMON STOCK
     All of the 5,000,000 shares of Common Stock, par value $.01 per share (the "Common Stock"), of CTB International Corp. (the "Company") offered hereby (the "Offering") are being sold by the Company.


     Prior to the Offering, there has been no public market for the Common Stock. It is currently anticipated that the initial public offering price will be between $14.00 and $16.00 per share. See "Underwriting" for information relating to the factors to be considered in determining the initial public offering price of the Common Stock. The Company has filed an application for approval to quote the Common Stock on the Nasdaq National Market under the symbol "CTBC."



     After the Offering (assuming the over-allotment option is not exercised), affiliates of American Securities Capital Partners, L.P. and directors and executive officers of the Company will own in the aggregate approximately 60% of the outstanding shares of Common Stock and will continue to control the outcome of all matters affecting the management of the Company, including the election of members of the Company's Board of Directors.



     Up to an aggregate of 125,000 shares of Common Stock, or approximately 2.5% of the shares offered hereby, have been reserved for sale to certain employees of the Company. The price per share of Common Stock to be sold to these persons is equal to the initial public offering price. See "Underwriting."



     SEE "RISK FACTORS" BEGINNING ON PAGE 10 FOR CERTAIN INFORMATION THAT SHOULD BE CONSIDERED BY PROSPECTIVE INVESTORS.


  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.
--------------------------------------------------------------------------------

                                                PRICE           UNDERWRITING           PROCEEDS
                                                TO THE          DISCOUNTS AND           TO THE
                                                PUBLIC         COMMISSIONS(1)         COMPANY(2)
-----------------------------------------------------------------------------------------------------
Per Share.................................        $                   $                    $
Total(3)..................................        $                   $                    $
-----------------------------------------------------------------------------------------------------

(1) See "Underwriting" for indemnification arrangements with the Underwriters.

(2) Before deducting expenses of the Offering payable by the Company estimated
    at $          .

(3) Certain stockholders of the Company (the "Selling Stockholders") have granted the Underwriters a 30-day option to purchase up to an additional 750,000 shares of Common Stock, at the Price to the Public, less Underwriting Discounts and Commissions, solely to cover over-allotments, if any. If such option is exercised in full, the total Price to the Public and
    Underwriting Discounts and Commissions will be $          and $          ,
    respectively, and the Proceeds to the Selling Stockholders will be
    $          . See "Underwriting."

     The shares of Common Stock are being offered by the several Underwriters, when, as and if delivered to and accepted by the Underwriters and subject to various prior conditions, including their right to reject orders in whole or in part. It is expected that delivery of the shares of Common Stock will be made in
New York, New York on or about           , 1997.

DONALDSON, LUFKIN & JENRETTE
            SECURITIES CORPORATION

                             GEORGE K. BAUM & COMPANY
                                                  CHASE SECURITIES INC.

                   [Company's ULTRAPAN Pullet Feeding System]
                         [Company's grain storage bins]
                       [Company's button nipple drinker]
                     [Company's broiler production system]

CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK, INCLUDING STABILIZING BIDS, SYNDICATE COVERING TRANSACTIONS AND THE IMPOSITION OF PENALTY BIDS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and consolidated and pro forma financial statements and notes thereto appearing elsewhere in this Prospectus. Unless otherwise noted, or the context otherwise requires, (i) references to the "Company" refer to CTB International Corp. and its subsidiaries on a consolidated basis and their respective predecessors, (ii) references to "CTB" refer to CTB, Inc., a wholly-owned subsidiary of the Company, and its subsidiaries on a consolidated basis, (iii) references to Old CTB refer to CTB, Inc., the predecessor company to CTB, Inc., and references to the Predecessor Company refer to Old CTB and its subsidiaries on a consolidated basis, (iv) references to the Butler Acquisition refer to the acquisition by the Company of substantially all of the assets of Butler Manufacturing Company's grain systems division and the payment of the related fees and expenses, (v) references to the Fancom Acquisition refer to the acquisition by the Company of all the capital stock of Fancom Holding B.V. and the payment of the related fees and expenses, (vi) all information in this Prospectus assumes the following transactions are completed prior to or concurrent with the consummation of the
Offering: (1) a 12.0933 for 1 stock split of the Common Stock (the "Stock Split"), (2) the exchange of 9,069 shares of the Existing Preferred Stock (as defined herein) for 604,600 shares of Common Stock (at an assumed initial public offering price of $15.00 per share), (3) the redemption of the remaining 15,000 outstanding shares of the Existing Preferred Stock and (4) the repayment of all amounts outstanding under the Existing Credit Agreement (as defined herein) with the proceeds of borrowings under the New Credit Agreement (as defined herein) and a portion of the net proceeds of the Offering, and (vii) the information contained in this Prospectus assumes that the Underwriters' overallotment option is not exercised. Unless otherwise defined herein, capitalized terms used in this summary have the respective meanings ascribed to them elsewhere in this Prospectus.

                                  THE COMPANY


     The Company is a leading manufacturer and marketer of automated feeding, watering and ventilation systems, feed bins, grain storage bins and integrated commercial egg laying and handling systems for the poultry, swine, grain and egg production industries. The Company believes that it has more than 50% of the domestic market for (i) broiler chicken, swine and turkey feeding systems, (ii) integrated commercial egg laying and handling systems and (iii) poultry and swine feed storage and delivery systems. With the Butler Acquisition, the Company is the leading domestic producer of grain storage bins. The Company markets its agricultural products on a worldwide basis primarily under the CHORE-TIME(R) and BROCK(R) brand names through a network of over 500 U.S. and international independent distributors and dealers, which network the Company believes is one of the strongest in the industry. The Company believes that its strong brand names and market positions reflect its 45-year history as the leading innovator in its core markets. The Company recorded net sales and operating income of $148.9 million and $19.3 million, respectively, in 1996. Pro forma for the Butler and Fancom acquisitions, the Company's net sales and operating income would have been $217.4 million and $26.8 million, respectively, for 1996.


     The Company's feeding, watering and ventilation products are used primarily by growers that raise poultry and swine, typically on a contract basis, for large integrators such as Tyson Foods, Inc. Because growers are partially compensated by integrators based on the efficiency with which they convert feed to meat (the "feed-to-meat ratio"), they seek to purchase systems which minimize the feed-to-meat ratio. The Company believes that its systems are among the most cost-efficient in the industry and that it is currently the only provider of a complete line of poultry feeding, watering and ventilation systems which have been widely approved by integrators for use by their growers. The Company's egg laying and handling products are similarly used by egg producers for whom a key determinant of profitability is the ability to maximize the ratio of eggs produced to feed and other costs of production. The Company believes that its egg product lines are also among the most cost-effective in the industry. The Company's grain storage products are primarily used by farm users or commercial businesses such as feed mills, grain elevators, port storage facilities or commercial grain processors. The Company believes that its grain storage and handling systems are of the highest quality due to their strength and durability, facilitation of efficient handling and minimization of grain spoilage.

     The Company has benefited from favorable worldwide trends in poultry consumption and grain production. Domestically, per capita poultry consumption has increased approximately 78% in the past 20 years due to rising disposable income, the increasing availability of value-added, pre-packaged poultry products and poultry's growing appeal to consumers as a healthier source of protein than other meat products. International poultry consumption is growing at a significantly higher rate than U.S. consumption, primarily due to, in addition to the factors impacting domestic demand, significant population growth, rising international disposable income and poultry's status as a low cost source of protein compared to other meat products. Rising worldwide poultry consumption is resulting in increased automation of poultry production and, therefore, significant demand for the Company's products. In China and Brazil, the two largest consumers and producers of poultry after the United States, the Company estimates that only 10% and 60% of poultry production is automated, compared to nearly 100% in the U.S. Widespread economic and population growth, with increased demand for animal protein, is driving increased demand for world feed grain production. Furthermore, the Company believes that less functionally sophisticated and efficient grain storage facilities outside the U.S. and Western Europe, which experience relatively high levels of grain spoilage and loss, are increasingly likely to be replaced by more modern equipment. The Company believes that these factors will create significant future demand for the Company's products.

     CTB International Corp. was incorporated in Delaware on November 20, 1995 in connection with the CTB Acquisition. See "Business" and "Certain Relationships and Related Transactions--CTB Acquisition." The Company's principal executive office is located at State Road 15 North, P.O. Box 2000, Milford, Indiana, 46542-2000, and its telephone number is (219) 658-4191.

BUSINESS STRATEGY

     In January 1996, affiliates of American Securities Capital Partners, L.P. ("ASCP"; together with its affiliates, "American Securities"), along with senior management and certain founding family members, acquired Old CTB (the "CTB Acquisition"). As a result of the new ownership, management of the Company is implementing a growth strategy designed to position the Company as the premier worldwide provider of high quality, cost-efficient systems for poultry, egg and swine production and integrated grain storage and handling equipment for the agricultural equipment industry. To implement this growth strategy, the Company intends to:

     - CONTINUE TO BUILD LEADING MARKET SHARES IN ATTRACTIVE GROWTH
       MARKETS. The Company believes that it has more than 50% of the domestic market share of broiler (chicken raised for consumption), swine and turkey feeding systems, integrated commercial egg laying and handling systems and poultry and swine feed storage and delivery systems. With the Butler Acquisition, the Company is the leading domestic producer of grain storage bins. The Company intends to continue to build its market share in these product lines and believes that it will continue to benefit from strong growth trends in worldwide poultry and swine production, and in demand for grain storage and handling products. The Company believes that the diversity of its end users in the agricultural market, coupled with its increasing international focus, will mitigate the impact of any reduction in demand within any of its individual product lines.

     - CAPITALIZE ON SIGNIFICANT INTERNATIONAL GROWTH OPPORTUNITIES. The Company's products are marketed in over 60 countries through approximately 180 international distributors, with international sales representing approximately 35% of net sales in 1996, pro forma for the Butler and Fancom acquisitions. The Company intends to leverage its worldwide brand name recognition, leading market positions and strong international distribution network to capture the significant demand for its products in international markets. In Brazil, the world's third largest consumer of poultry and swine products, the Company has recently established a subsidiary to manufacture and market its products locally. In China, the world's second largest consumer and producer of poultry and swine products, the Company has recently appointed a master distributor, supported by a network of subdistributors, to complement its existing direct sales and enhance its distribution network in Southeast Asia.

     - OFFER INCREASED VALUE THROUGH INTEGRATED EQUIPMENT SYSTEMS. The Company believes it can significantly lower total production costs and help end users achieve further productivity gains by offering integrated systems for their total feeding, watering and ventilation needs. Integrated equipment systems offer significant benefits to distributors, including lower administrative and shipping costs and the ease of dealing with a single supplier for all of their customer needs. In 1994, the Company initiated a program to expand its product offerings of poultry watering and poultry and swine ventilation systems and has recently begun offering an integrated line of feeding, watering and ventilation products. Currently, the Company believes it is the only provider of a complete line of poultry feeding, watering and ventilation systems which have been widely approved by integrators for use by their growers. Additionally, with the acquisition of Fancom, the Company now manufactures its own line of control products which increases the Company's flexibility in offering fully integrated feeding, watering and ventilation systems.


     - CONTINUE TO DEVELOP AND INTRODUCE INNOVATIVE PRODUCTS. The Company intends to leverage its research and development expertise and its broad distribution network to introduce additional innovative products that meet customers' needs for enhanced productivity. To maintain and enhance its position as a leader in product innovation and quality, the Company has spent an average of approximately $3.8 million per year over the last five years on research and development. The Company has introduced some of the most innovative products in the industry including (i) the centerless FLEX-AUGER(R) which provides for the delivery of feed to poultry and swine in a uniform fashion, and whose design has become the industry standard, (ii) the round, pan-type poultry feeder, which maximizes the accessibility of feed in limited space, and whose design has also become the industry standard, (iii) the TURBO HOUSE(R) ventilation system which offers consistent temperatures and airflow, (iv) the button nipple drinker, which delivers water through a patented nipple that produces a large bead of water allowing young birds to find water rapidly and easily, thereby facilitating weight gain, and (v) the ULTRA-FLO(R) feeder which provides rapid and consistent feed delivery to layers (chickens raised for egg production).


     - PURSUE SELECTED PRODUCT LINE EXTENSIONS/ACQUISITIONS. The global poultry and swine production equipment market is generally characterized by a large number of small, niche manufacturers, many of whom lack a broad product line, extensive marketing and distribution networks or the financial and management resources necessary to capitalize on emerging opportunities in domestic and international markets. The Company believes that based on its leading brand names, broad product line and strong distribution network, it is uniquely positioned to take advantage of consolidation opportunities and plans to continue to pursue a selective acquisition strategy by targeting acquisitions that broaden its product range, leverage its distribution base, increase its geographic reach or otherwise enhance its ability to offer its customers integrated systems solutions. The Butler and Fancom acquisitions are intended to advance this strategy. See "--Recent Transactions."

RECENT TRANSACTIONS


     Butler Acquisition. On June 23, 1997, the Company acquired substantially all of the assets of Butler Manufacturing Company's grain systems division ("Butler"). Based in Kansas City, Missouri, Butler manufactures grain storage bins and markets grain storage, conditioning and handling systems for grain producers and processors throughout the world. The Company believes that the Butler Acquisition will contribute to the Company's competitive position in the grain storage bin business by greatly increasing the scope of its current distribution network, enhancing the Company's grain storage bin manufacturing capability and adding an additional range of on-farm and commercial grain storage bins to its existing product line, thereby making the Company the leading U.S. manufacturer of grain storage bins. The purchase price for Butler was $32.5 million and was financed with borrowings under the Existing Credit Agreement. The purchase price is subject to (i) upward adjustment (not to exceed $2.5 million) by the amount by which the actual net asset value of Butler at closing (to be determined by a specified post-closing procedure) exceeds the estimated net asset value or (ii) downward adjustment by the amount by which such actual net asset value is less than such estimated net asset value. Butler had net sales and operating income of $41.7 million and $6.1 million, respectively, in 1996 and of $6.6 million and $0.9 million, respectively, for the three months ended March 31, 1997.


     Fancom Acquisition. On May 1, 1997, the Company acquired all of the capital stock of Fancom Holding B.V. ("Fancom"). Fancom, based in The Netherlands, is a manufacturer of climate control systems and software applications for the agricultural equipment business. These systems permit the simultaneous remote monitoring and operation of multiple poultry and swine locations and the complete control of all critical processes within facilities where poultry and swine are raised and eggs are produced, including climate, feeding, watering, weighing and storage. The Company believes that the Fancom Acquisition strengthens the Company's ability to offer integrated equipment solutions and to further access the European market where 90% of Fancom's sales are currently made through approximately 100 distributors and dealers. To date, Fancom's distribution and product development efforts have been limited in regions such as the U.S., China and Brazil where the Company has been active. The Company intends to utilize its extensive distribution network with Fancom's expertise in product development and design to market existing and new products in these markets. The purchase price for Fancom was 35.1 million Dutch Guilders ("NLG") ($18.1 million at the May 1 Rate, as defined herein), including the assumption of NLG 11.4 million ($5.9 million at the May 1 Rate) of Fancom's indebtedness. The purchase price is subject to upward adjustment by the amount of Fancom's net income for the two months ended April 30, 1997. The purchase price was financed with borrowings under the Existing Credit Agreement. Fancom had net sales and operating income of $27.2 million and $2.8 million, respectively, in 1996 based on an average exchange rate of NLG 1.691 per U.S. dollar for 1996 (the "1996 Exchange Rate") and of $7.0 million and $0.8 million, respectively, for the three months ended March 31, 1997 based on the average exchange rate for such period. See "Business--Recent Transactions--Fancom Acquisition."


     Vinyl Division Divestiture. On May 29, 1997, the Company sold substantially all assets (other than accounts receivable) relating to its PVC deck, dock and fence business for approximately $8.2 million to a subsidiary of Royal Group Technologies Limited (the "Vinyl Division Divestiture"). In conjunction with the sale, the Company entered into a joint venture with the acquirer to produce certain extruded PVC agricultural equipment component parts for the Company for a period of five years. In 1996, the Vinyl Division contributed net sales and operating income of approximately $8.9 million and $0.8 million, respectively. For the three months ended March 31, 1996 and March 31, 1997, the Vinyl Division contributed net sales and operating income of approximately $1.7 million and $0.1 million, and approximately $2.2 million and $0.1 million, respectively.


RECENT DEVELOPMENTS


     The following summarizes certain operating results of the Company for the three month and six month periods ended June 30, 1997.


     For the three months ended June 30, 1997, net sales increased approximately 33.1% to approximately $50.6 million compared to approximately $38.1 million in the corresponding period in 1996. On a pro forma basis, giving effect to the Butler Acquisition, the Fancom Acquisition and the Vinyl Division Divestiture as if they had occurred on January 1, 1996, net sales increased approximately 14.8% to approximately $63.4 million for the three months ended June 30, 1997 compared to approximately $55.2 million for the corresponding period in 1996.


     Operating income for the three months ended June 30, 1997 was approximately $7.0 million or approximately 22.9% higher than approximately $5.7 million for the corresponding period in 1996. On a pro forma basis, giving effect to the Butler Acquisition, the Fancom Acquisition and the Vinyl Division Divestiture as if they had occurred on January 1, 1996, operating income for the three months ended June 30, 1997 was approximately $9.0 million which was approximately 9.4% higher than approximately $8.2 million for the corresponding period in 1996.

     For the six months ended June 30, 1997, net sales increased approximately 18.0% to approximately $82.2 million compared to approximately $69.6 million in the corresponding period in 1996. On a pro forma basis, giving effect to the Butler Acquisition, the Fancom Acquisition and the Vinyl Division Divestiture as if they had occurred on January 1, 1996, net sales increased approximately 11.0% to approximately $106.3 million for the six months ended June 30, 1997 compared to approximately $95.7 million for the corresponding period in 1996.



     Operating income for the six months ended June 30, 1997 was approximately $9.8 million or approximately 28.2% higher than approximately $7.7 million for the corresponding period in 1996. On a pro forma basis, giving effect to the Butler Acquisition, the Fancom Acquisition and the Vinyl Division Divestiture as if they had occurred on January 1, 1996, operating income for the six months ended June 30, 1997 was approximately $13.1 million which was approximately 24.6% higher than approximately $10.5 million for the corresponding period in 1996.


                                  THE OFFERING


Common Stock Offered...................................  5,000,000 shares
Common Stock to be outstanding after the Offering(1)...  12,881,804 shares
Use of Proceeds(2).....................................  The net proceeds from the Offering will be used as follows:
                                                         (i) approximately $34 million to repay
                                                         indebtedness incurred under the Existing
                                                         Credit Agreement to pay the purchase
                                                         price and the related fees and expenses
                                                         of the Butler Acquisition;
                                                         (ii) approximately $13 million to repay a
                                                         portion of the indebtedness incurred
                                                         under the Existing Credit Agreement to
                                                         pay the purchase price and the related
                                                         fees and expenses of the Fancom
                                                         Acquisition;
                                                         (iii) $15 million to redeem 15,000 shares
                                                         of the outstanding Existing Preferred
                                                         Stock held by certain directors, officers
                                                         and controlling stockholders of the
                                                         Company;
                                                         (iv) approximately $6 million to repay
                                                         outstanding revolving credit loans under
                                                         the Existing Credit Agreement; and
                                                         (v) the remainder, if any, to finance
                                                         general working capital needs.
Nasdaq National Market Symbol..........................  CTBC


------------------------------
(1) Excludes 858,624 shares of Common Stock subject to outstanding options. See "Management--Compensation Pursuant to Benefit Plans and
    Arrangements--Non-Qualified Stock Option Agreements."


(2) See "Use of Proceeds" for a description of indebtedness to be repaid with the proceeds of the Offering.

          SUMMARY CONSOLIDATED HISTORICAL AND PRO FORMA FINANCIAL DATA
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)


     The following summary historical financial data for each of the years in the five year period ended December 31, 1996 has been derived from the audited consolidated financial statements of the Company and the Predecessor Company. The following summary historical financial data for each of the three month periods ended March 31, 1996 and March 31, 1997 and as of March 31, 1997 have been derived from unaudited consolidated financial statements of the Company which reflect all adjustments necessary in the opinion of the Company's management (consisting only of normal recurring adjustments) for a fair presentation of such data. The summary unaudited pro forma as adjusted income statement data for the year ended December 31, 1996 and for each of the three month periods ended March 31, 1996 and March 31, 1997 give effect to the following transactions as if they had been completed on January 1, 1996: (i) the Butler Acquisition, (ii) the Fancom Acquisition, (iii) the repayment of all amounts outstanding under the Existing Credit Agreement with the proceeds of borrowings under the New Credit Agreement and a portion of the net proceeds of the Offering, (iv) the Stock Split, (v) the Preferred Stock Exchange, (vi) the Preferred Stock Redemption and (vii) the Offering. The summary unaudited pro forma as adjusted balance sheet data as of March 31, 1997 give effect to the transactions described above as if they had been completed on such date. The summary pro forma data do not purport to be indicative of the Company's actual results of operations or financial position that would have been reported had such events actually occurred on the dates specified, nor do they purport to be indicative of the Company's future results or financial position. The following summary consolidated historical and pro forma financial data should be read in conjunction with "Selected Consolidated Financial Data," "Unaudited Pro Forma Consolidated Financial Statements," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the financial statements, including the notes thereto, of the Company, the Predecessor Company, Butler and Fancom appearing elsewhere in this Prospectus.


                                                                PREDECESSOR COMPANY                              COMPANY
                                                   ----------------------------------------------        ------------------------
                                                              YEAR ENDED DECEMBER 31,                    YEAR ENDED DECEMBER 31,
                                                   ----------------------------------------------        ------------------------
                                                     1992        1993         1994         1995                    1996
                                                                                                         ------------------------
                                                                                                                       PRO FORMA
                                                                                                          ACTUAL      AS ADJUSTED
INCOME STATEMENT DATA:
Net sales......................................... $105,509    $113,538     $140,505     $138,119        $148,853      $ 217,427
Gross profit......................................   27,784      29,428       37,014       32,541          38,550         58,178
Selling, general and administrative expenses......   18,345      19,310       20,069       20,606          18,257         29,556
Amortization of goodwill..........................       --          --           --           --             959          1,796
Operating income..................................    9,439      10,118       16,945       11,935          19,334         26,826
Other non-recurring expenses......................       --          --           --        1,396(1)           --             --
Interest income (expense)--net....................      268         313          489          721          (5,332)        (4,352)
Income before income taxes........................    9,707      10,431       17,434       11,260          14,002         22,474
Net income........................................    6,404       6,681(2)    10,769        6,530           8,502         13,642(3)
Pro forma net income per common share.............                                                       $   0.90(4)   $    1.03(5)
Pro forma weighted average common shares
 outstanding......................................                                                          9,405(4)      13,302(5)

OTHER FINANCIAL DATA:
EBITDA(6)......................................... $ 12,262    $ 12,866     $ 20,062     $ 14,166(7)     $ 24,902      $  34,728
Depreciation......................................    2,823       2,748        3,117        3,627           4,609          6,106
Amortization(8)...................................       --          --           --           --           1,251          1,946
Capital expenditures..............................    1,980       2,867        5,335        4,698           3,402          5,360
Gross profit margin...............................     26.3%       25.9%        26.3%        23.6%           25.9%          26.8%
EBITDA margin(9)..................................     11.6%       11.3%        14.3%        10.3%(10)       16.7%          16.0%

                                                               THREE MONTHS ENDED MARCH 31,
                                                    ---------------------------------------------------
                                                             1996                        1997
                                                    -----------------------    ------------------------
                                                                 PRO FORMA                   PRO FORMA
                                                    ACTUAL      AS ADJUSTED    ACTUAL       AS ADJUSTED
INCOME STATEMENT DATA:
Net sales.........................................  $31,552       $42,167      $31,520        $45,069
Gross profit......................................    6,936        10,273        7,604         12,127
Selling, general and administrative expenses......    4,732         7,418        4,549          7,434
Amortization of goodwill..........................      240           449          240            449
Operating income..................................    1,964         2,406        2,815          4,244
Other non-recurring expenses......................       --            --           --             --
Interest income (expense)--net....................   (1,344)       (1,108)      (1,292)          (782)
Income before income taxes........................      620         1,298        1,523          3,462
Net income........................................      356           756          918          2,074
Pro forma net income per common share.............  $  0.04(4)    $  0.06(5)   $  0.10(4)     $  0.16(5)
Pro forma weighted average common shares
 outstanding......................................    9,405(4)     13,302(5)     9,405(4)      13,302(5)
OTHER FINANCIAL DATA:
EBITDA(6).........................................  $ 3,425       $ 4,083      $ 4,190        $ 6,081
Depreciation......................................    1,221         1,228        1,135          1,388
Amortization(8)...................................      312           486          312            486
Capital expenditures..............................      487           840          897          1,240
Gross profit margin...............................     22.0%         24.4%        24.1%          26.9%
EBITDA margin(9)..................................     10.9%          9.7%        13.3%          13.5%


                                               (See footnotes on following page)

                                                              PREDECESSOR COMPANY                           COMPANY
                                                   -----------------------------------------        -----------------------
                                                            YEAR ENDED DECEMBER 31,                 YEAR ENDED DECEMBER 31,
                                                   -----------------------------------------        -----------------------
                                                    1992       1993        1994       1995                   1996
CASH FLOW DATA:
Net cash flows from operating activities.......... $ 9,884    $ 5,496     $12,730    $11,263               $  11,714
Net cash flows from investing activities..........  (1,958)    (2,773)     (5,278)    (4,646)               (106,606)
Net cash flows from financing activities..........  (5,497)    (4,445)     (4,757)    (3,354)                 95,150

                                                              COMPANY
                                                    ----------------------------
                                                    THREE MONTHS ENDED MARCH 31,
                                                    ----------------------------
                                                        1996           1997
CASH FLOW DATA:
Net cash flows from operating activities..........    $   4,530       $1,568
Net cash flows from investing activities..........     (105,208)        (860)
Net cash flows from financing activities..........      101,500         (775)


                                                                                                            AT MARCH 31, 1997
                                                                                                        -------------------------
                                                                                                                       PRO FORMA
                                                                                                         ACTUAL       AS ADJUSTED
                                                                                                             (IN THOUSANDS)
BALANCE SHEET DATA:
Working capital......................................................................................   $ 11,214       $  31,665
Total assets.........................................................................................    105,851         166,327
Total debt (including current portion)...............................................................     64,375          64,787
Total stockholders' equity...........................................................................     14,642          66,995

------------------------------
 (1) Non-recurring costs related to the CTB Acquisition.
 (2) Includes increase in net income of $211 for cumulative effect of change in accounting method for adopting the asset and liability method of accounting for income taxes as prescribed by the Financial Accounting Standards Board's Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes."
 (3) Excludes pro forma extraordinary charge of $647 (net of tax) for the write-off of deferred financing costs related to the repayment of all amounts outstanding under the Existing Credit Agreement.
 (4) Pro forma net income per common share is calculated by dividing net income by the pro forma weighted average common and common equivalent shares outstanding, after giving effect to the following transactions as if they had been completed on January 1, 1996: (i) the Stock Split, (ii) the Preferred Stock Exchange, (iii) the Preferred Stock Redemption and (iv) solely to the extent the proceeds will be used for the Preferred Stock Redemption, the Offering (assuming an initial public offering price of $15.00 per share). Due to the changes in the Company's capital structure resulting from the CTB Acquisition and the planned recapitalization, historical net income per common share is not meaningful and therefore is not presented.
 (5) Pro forma as adjusted net income per common share is calculated based upon pro forma as adjusted net income divided by the pro forma weighted average common and common equivalent shares outstanding.

 (6) EBITDA represents earnings before interest, income taxes, depreciation and amortization. EBITDA is presented because it is a widely accepted financial indicator used by certain investors and analysts to analyze and compare companies on the basis of operating performance. EBITDA as presented may not be comparable to similarly titled measures reported by other companies since not all companies necessarily calculate EBITDA in an identical manner and therefore is not necessarily an accurate means of comparison between companies. EBITDA is not intended to represent cash flows for the period or funds available for management's discretionary use nor has it been presented as an alternative to operating income as an indicator of operating performance and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with generally accepted accounting principles.


 (7) EBITDA for the year ended December 31, 1995, excluding non-recurring costs in the amount of $1,396 related to the CTB Acquisition, was $15,562.


 (8) With respect to the actual year ended December 31, 1996, comprised of amortization of goodwill of $959 and amortization of deferred financing costs of $292 relating to the Existing Credit Agreement, and with respect to the pro forma year ended December 31, 1996, comprised of pro forma amortization of goodwill of $1,796 and pro forma amortization of deferred financing costs of $150 relating to the New Credit Agreement. With respect to both of the actual three month periods, comprised of amortization of goodwill of $240 and amortization of deferred financing costs of $72 relating to the Existing Credit Agreement and with respect to both of the pro forma three month periods, comprised of pro forma amortization of goodwill of $449 and pro forma amortization of deferred financing costs of $37 relating to the New Credit Agreement.


 (9) EBITDA margin represents EBITDA as a percentage of net sales. EBITDA margin is presented because it is a widely accepted financial indicator used by certain investors and analysts to analyze and compare companies on the basis of operating performance. EBITDA margin should not be considered in isolation or as a substitute for measures of performance prepared in accordance with generally accepted accounting principles.


(10) EBITDA margin for the year ended December 31, 1995, excluding non-recurring costs related to the CTB Acquisition, was 11.3%.

                                  RISK FACTORS

     In addition to the other information in this Prospectus, the following factors should be considered in evaluating an investment in the Common Stock offered hereby.

AGRICULTURAL INDUSTRY


     Historically, the agricultural industry has been cyclical. The Company's sales of automated feeding, watering and ventilation systems, feed bins and integrated egg laying and handling systems have historically been affected by the level of construction activity by poultry, swine and egg producers, which is affected by feed prices and domestic and international demand for poultry, pork and eggs. See "Business." The Company's sales of grain storage bins have historically been affected by feed and grain prices, acreage planted, crop yields, demand, government policies and government subsidies. Increases in feed and grain prices have in the past resulted in a decline in sales of feeding, watering and ventilation systems, although these same conditions have tended to improve sales of grain storage bins. For example, high grain prices in 1996, combined with a threatened Russian embargo of U.S. produced chicken, delayed the 1996 expansion plans of many U.S. poultry integrators, resulting in reduced sales of the Company's poultry feeding products of $3.3 million in 1996. Declines in domestic or international demand for poultry, swine or eggs would likely have a material adverse effect on the Company's sales of poultry, swine and egg production equipment. Future declines in grain prices may result in decreased grain production and may have a material adverse effect on sales of the Company's grain storage and handling products. During previous economic downturns in the farm sector, sales have declined. Such sales are expected to be subject to such market fluctuations in the future.



     Weather conditions can also affect farmers' and other agricultural producers' buying decisions. Severe weather can adversely impact the agricultural industry and delay planned construction activity, resulting in fluctuating demand for the Company's products and delayed or lost revenues. For example, in late fiscal 1995, adverse weather conditions delayed construction activity by purchasers of the Company's egg laying and handling systems. As a result, the shipment of approximately $7.4 million of orders relating to egg laying and handling systems was delayed to fiscal 1996.



     Events beyond the control of the Company, such as an outbreak of disease in poultry or swine may result in decreased production of poultry and swine in local markets or generally. For example, a recent outbreak of hog cholera has resulted in the destruction or scheduled destruction of approximately half of the swine population in The Netherlands in an effort to contain the spread of the disease. Moreover, Belgium and Spain have ordered the selective destruction of swine for the same purpose. The public perception of health risks (such as salmonella food poisoning) associated with poultry and swine products may result in reduced consumption of these products. Crop diseases could affect grain production in local markets or generally. Any of these events could have an adverse effect on demand for the Company's products and its business, financial condition and results of operations.


RISKS ASSOCIATED WITH ACQUISITIONS


     The Company plans to continue to make strategic acquisitions, such as the acquisitions of Butler and Fancom. In pursuing this acquisition strategy, the Company faces risks commonly encountered with growth through acquisitions. These risks include incurring significantly higher than anticipated capital expenditures and operating expenses, failing to assimilate the operations and personnel of acquired businesses, losing customers, entering markets in which the Company has no or limited experience, disrupting the Company's ongoing business and dissipating the Company's management resources. Additional risks include possible dilution of the equity interests of the holders of Common Stock (to the extent acquisitions are financed with issuance of new shares of Common Stock) and increased debt levels (to the extent acquisitions are financed through incurrence of additional indebtedness). See "-- Substantial Dilution" and "-- Leverage." Realization of the anticipated benefits of a strategic acquisition may take several years. There can be no assurance that the Company will be successful in overcoming these risks or any other problems encountered with acquisitions, including the Butler Acquisition and the Fancom Acquisition and any future acquisitions. To the extent that the Company does not successfully avoid or overcome these risks or problems related to acquisitions, the Company's financial condition and results of operations could be adversely affected. Future acquisitions also may have a significant impact on the Company's financial position and earnings, and could cause substantial fluctuations in the Company's quarterly and yearly results of operations. Acquisitions could include significant goodwill and intangible assets, resulting in substantial amortization charges to the Company that would reduce stated earnings. In addition, although the Company will continue to evaluate potential acquisitions, there can be no assurances that the Company will be successful in effecting any acquisitions in the future.

COMPETITION


     The market for the Company's products is competitive. Domestically and internationally, the Company competes with a variety of manufacturers and suppliers, many of which offer a limited number of the products offered by the Company and two of which (Grain Systems, Inc. and Big Dutchman Inc.) offer products across most of the Company's product lines. Based on 1996 net sales, the Company believes that it has more than 50% of the domestic market for (i) broiler chicken, swine and turkey feeding systems, (ii) integrated commercial egg laying and handling systems and (iii) poultry and swine feed storage and delivery systems. With the Butler Acquisition, the Company is the leading domestic producer of grain storage bins. Competition is based on the price, value, reputation, quality and design of the products offered and the customer service provided by distributors, dealers and manufacturers of the products. Although the Company believes that it is competitive in all of these categories, there can be no assurance that the Company will remain competitive in general or in any particular area of its business. To the extent that the Company's competitors provide more innovative and/or higher quality products, better designed products, better pricing or offer better customer service through their distributors and dealers, the Company's ability to compete and therefore its financial condition and results of operations could be adversely affected. Independent distributors and dealers who market, sell and install the Company's products may also market, sell and install competing product lines. There can be no assurance that distributors and dealers will continue to give a high priority to the Company's products. See "Business--Competition."


INTERNATIONAL OPERATIONS; EXPOSURE TO FOREIGN CURRENCY RISK


     International operations are generally subject to various risks that are not present in domestic operations, including restrictions on dividends, restrictions on repatriation of funds, unexpected changes in tariffs and other trade barriers, difficulties in staffing and managing foreign operations, political instability, fluctuations in currency exchange rates, reduced protection for intellectual property rights in some countries, seasonal reductions in business activity and potentially adverse tax consequences, any of which could adversely impact the Company's international operations. The two largest consumers and producers of poultry after the United States are China and Brazil. Operations in China are subject to many of the foregoing difficulties, particularly difficulties arising from political instability, trade barriers, currency restrictions and relatively undeveloped distribution channels, infrastructure and transportation. Operations in Brazil are also subject to many of the foregoing difficulties, particularly difficulties arising from fluctuations in currency exchange rates and inflation. There can be no assurance that one or more of such factors will not have a material adverse effect on the Company's future international operations and, consequently, on the Company's business, financial condition and results of operations. See "Business--Product Distribution."



     The Company currently manufactures or purchases substantially all of its products in the U.S. and, pro forma for the Butler and Fancom acquisitions, derived approximately 39% of its net sales in 1996 from foreign countries (including Canada). The production costs, profit margins and competitive position of the Company are affected by the strength of the U.S. dollar relative to the strength of the currencies in countries where its products are sold. The Company's results of operations and financial condition may be adversely affected by fluctuations in foreign currencies because, for example, such fluctuations may negatively impact the purchasing power of the Company's foreign customers and make the Company's products less competitive compared to locally-produced products. In addition, the Company's results of operations and financial condition may also be negatively impacted by translations of the financial statements of the Company's foreign subsidiaries from local currencies into U.S. dollars. As a result of the Fancom Acquisition and the recent establishment of a subsidiary in Brazil, the Company will be exposed to additional risk with respect to these fluctuations and translations in the future.


     The Company enters into foreign currency forward exchange contracts on a limited basis. Such contracts generally are entered into with respect to significant outstanding accounts receivable denominated in foreign currencies for which timing of the receipt of payment can be reasonably estimated. Such hedging activities are intended to reduce the risk that eventual net dollar inflows resulting from the sale of products to foreign customers will be adversely affected by changes in foreign currency exchange rates. Although the Company seeks to enter into foreign exchange contracts which generally offset gains and losses on the assets and liabilities being hedged, no assurances can be given that such hedging activities will not result in losses which will have an adverse effect on the Company's financial condition or results of operations.


SEASONALITY


     Sales of agricultural equipment are seasonal, with poultry, swine and egg producers purchasing equipment during prime construction periods in the spring, summer and fall and farmers traditionally purchasing grain storage bins in the summer and fall in conjunction with the harvesting season. The Company's net sales and net income have historically been lower during the first and fourth fiscal quarters as compared to the second and third quarters. For example, in fiscal 1996, the Company generated approximately 56% and 70% of its net sales and operating income, respectively, in the second and third fiscal quarters. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Quarterly Results."


REGULATION AND GOVERNMENT POLICY

     Domestic and foreign political developments and government regulations and policies, including, without limitation, import/export quotas, government subsidies and reserve programs directly affect the agricultural industry in the United States and abroad and thereby indirectly affect the Company's business. Foreign trade embargoes and import quotas have in the past reduced U.S. exports of poultry and grain, adversely affecting the Company's sales. The application or modification of existing laws, regulations or policies or the adoption of new laws, regulations or policies could have an adverse effect on the Company's business. A recent dispute between the U.S. and the European Union over health and safety inspection standards at U.S. poultry-processing plants has resulted in a ban on the import of U.S. poultry into European Union countries. This dispute may have an adverse effect on the Company's business, financial condition and results of operations.

REGULATORY AND ENVIRONMENTAL MATTERS

     Like other manufacturers, the Company is subject to a broad range of federal, state, local and foreign laws and requirements, including those governing discharges to the air and water, the handling and disposal of solid and hazardous substances and wastes, the remediation of contamination associated with releases of hazardous substances at the Company's facilities and offsite disposal locations, workplace safety and equal employment opportunities. The Company has made, and will continue to make, expenditures to comply with such laws and requirements. The Company believes, based upon information currently available to management, that it is in compliance with applicable environmental and other legal requirements and that it will not require material capital expenditures to maintain compliance with such environmental and other legal requirements in the foreseeable future.

     Governmental authorities have the power to enforce compliance with such laws and regulations and violators may be subject to penalties, injunctions or both. Third parties may also have the right to enforce compliance with such laws and regulations. Like most other industrial concerns, the Company's manufacturing operations entail some risk of future noncompliance with environmental regulations and there can be no assurance that material costs or liabilities will not be incurred by the Company as a result thereof. It is also possible that other developments, such as additional or increasingly strict requirements of laws and regulations of these types and enforcement policies thereunder could significantly increase the Company's costs of operations. See "Business--Regulatory and Environmental Matters."

RESTRICTIONS IMPOSED BY TERMS OF THE NEW CREDIT AGREEMENT


     The New Credit Agreement (as defined herein), will contain covenants which, among other things, restrict the ability of CTB to pay dividends to the Company (which will limit the Company's ability to pay dividends on the Common Stock), incur additional indebtedness, repay certain other indebtedness, consummate certain asset sales, enter into certain transactions with affiliates, enter into sale and leaseback transactions, incur liens, merge or consolidate with any other person or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of the assets of CTB and also requires CTB to maintain specified financial ratios and satisfy certain other financial condition tests. Depending upon CTB's leverage ratio, obligations under the New Credit Agreement may be secured by a lien on substantially all of the assets of CTB. See "Description of Credit Agreement" and "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."


     CTB's ability to comply with the covenants contained in the New Credit Agreement may be affected by events beyond its control, including prevailing economic, financial and industry conditions. The breach of any of such covenants or restrictions could result in a default under the New Credit Agreement which would permit the lenders to declare all amounts borrowed thereunder to be due and payable, together with accrued and unpaid interest, and the commitments of the lenders to make further extensions of credit under the New Credit Agreement could be terminated.


LEVERAGE



     As a result of the CTB Acquisition, the Company is more leveraged than it had been prior thereto. At March 31, 1997, on a pro forma as adjusted basis, the Company's total consolidated indebtedness would have been approximately $64.8 million, and the Company's ratio of total debt to total capitalization on a consolidated basis would have been approximately 50%. See "Capitalization."



     The degree to which the Company is leveraged could have important consequences to the Company, including the following: (i) the Company's ability to obtain additional financing for working capital, capital expenditures, acquisitions or other purposes may be impaired; (ii) a portion of the Company's cash flow from operations will be required for the payment of interest on its indebtedness, thereby reducing the funds available to the Company for its operations and other purposes; (iii) the Company may be substantially more leveraged than certain of its competitors, which may place the Company at a competitive disadvantage; and (iv) the Company's substantial degree of leverage may hinder its ability to adjust rapidly to changing market conditions and could make it more vulnerable in the event of a downturn in general economic conditions or its business. In addition, certain of the Company's borrowings are, and will continue to be, at variable rates of interest, which exposes the Company to the risk of increased interest rates. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Description of Credit Agreement."


PRODUCT LIABILITY RISK

     Products sold by the Company may expose it to potential liabilities for personal injury or property damage claims relating to the use of such products. Although product liability claims historically have not had a material adverse effect upon the Company, there can be no assurance that the Company will not be subject to or incur liability for such claims in the future. While the Company maintains third-party product liability insurance which it believes to be adequate, there can be no assurance that the Company will not experience claims in excess of its insurance coverage, or claims that are not ultimately covered by insurance. There can also be no assurance that such insurance will continue to be available on economically reasonable terms. A significant claim that is uninsured or partially insured could result in loss or deferral of revenues, diversion of resources or damage to the Company's reputation, any of which could have a material adverse effect on the

Company's business, operating results and financial condition. See "Business--Product Liability and Legal Proceedings."


SUBSTANTIAL DILUTION



     Purchasers of shares of the Common Stock in the Offering (assuming an initial public offering price of $15.00 per share) will incur immediate and substantial dilution of $14.54 per share in the pro forma net tangible book value per share from the initial public offering price. Such purchasers will be acquiring pursuant to the Offering an aggregate of 38.8% of the outstanding Common Stock for an aggregate of 83.1% of the total consideration paid to the Company, while certain directors, officers and existing stockholders of the Company acquired 61.2% of the outstanding Common Stock for 16.9% of the aggregate consideration paid. Additional dilution will occur upon the exercise of outstanding options. See "Dilution."


CONTROL BY AND RELATIONSHIP WITH PRINCIPAL STOCKHOLDERS


     Upon consummation of the Offering, American Securities will collectively own 39.3% of the outstanding shares of Common Stock (or 35.4% if the Underwriters' allotment option is exercised in full). American Securities will control the Company and, through its control of the Company, will have effective control over the election of a majority of the members of the Board of Directors of the Company (the "Board of Directors"), will retain the effective voting power to determine the outcome of corporate actions requiring stockholder approval and, consequently, will continue to have significant influence over the affairs of the Company. For example, American Securities may influence decisions concerning whether to sell the Company's assets and the terms, including the price, of any such sale, whether to issue additional shares of the Company's capital stock and the terms, including the price, of any such issuance, and whether to acquire other businesses and the terms, including the price, of any such acquisition. Among other things, American Securities is in a position to prevent a takeover of the Company by one or more third parties. The effect of American Securities' control position may be to deprive the Company's stockholders of a control premium that might otherwise be realized by them in connection with an acquisition of the Company. See "Principal Stockholders" and "Certain Relationships and Related Transactions."


POTENTIAL ADVERSE MARKET EFFECT OF FUTURE SALES OF COMMON STOCK

     Sales of a substantial number of shares of Common Stock in the public market, whether by purchasers in the Offering, American Securities or other existing stockholders of the Company could adversely affect the prevailing market price of the Common Stock and could impair the Company's future ability to raise capital through an offering of its equity securities. Upon completion of the Offering, there will be 12,881,804 shares of Common Stock outstanding, of which the 5,000,000 shares offered in the Offering will be freely tradable without restriction or further registration. The remaining 7,881,804 shares will be owned by American Securities and the other existing stockholders (the "Existing Stockholders") and will be "restricted securities" for purposes of the Securities Act of 1933, as amended (the "Securities Act"). The Existing Stockholders and the Company have agreed with the Underwriters that they will not sell or offer to sell any Common Stock for a period of 180 days after the public offering without the prior consent of Donaldson, Lufkin & Jenrette Securities Corporation. Upon the expiration of these lock-up agreements, all of the outstanding shares of Common Stock will be eligible for sale in the public market subject to the restrictions of Rule 144 under the Securities Act, applicable to the shares owned by the Existing Stockholders. See "Underwriting" and "Shares Available for Future Sale."

ABSENCE OF PRIOR MARKET; POSSIBLE VOLATILITY OF STOCK PRICE


     Prior to the Offering, there has been no public market for the Common Stock. There can be no assurance that an active market for the Common Stock will develop or be sustained after the Offering. Although the Company has filed an application for approval to quote the Common Stock on the Nasdaq National Market, the Common Stock has not been approved for quotation on the Nasdaq National Market and, once approved, no assurance can be given that the Common Stock will continue to be included in the Nasdaq National

Market after the completion of the Offering or that an active trading market for the Common Stock will develop or be sustained after completion of the Offering. The initial public offering price of the Common Stock will be determined through negotiations between the Company and the representatives of the Underwriters. See "Underwriting." The market price of the Common Stock may be volatile and subject to wide fluctuations in response to a variety of reasons, including variations in operating results, announcements of new products or technological innovations by the Company or its competitors and general industry or public market conditions. These broad market fluctuations may adversely affect the market price of the Common Stock and the negotiated initial public offering price may not be indicative of future market prices of the Common Stock. See "Underwriting."

POSSIBLE ANTI-TAKEOVER EFFECT OF CERTAIN CHARTER AND BY-LAW PROVISIONS

     Certain provisions of the Restated Certificate of Incorporation of the Company (the "Certificate") and the Company's By-laws may delay, deter or prevent a tender offer or takeover attempt that a stockholder might consider to be in such stockholder's best interest, including attempts that might result in a premium over the market price for the shares held by stockholders. The By-laws provide that the number of directors shall be as fixed, from time to time, by resolution of the Board of Directors. Further, the Certificate permits the Board of Directors to issue up to 4,000,000 shares of Preferred Stock and establish the powers, designations, preferences and relative participating, optional or other special rights of such shares without any further vote or action of the Company's stockholders. The Preferred Stock could be issued on terms that are unfavorable to the holders of the Common Stock or that could make a takeover or change in control of the Company more difficult. In addition, the Company is subject to Section 203 of the Delaware General Corporation Law, which places restrictions on certain business combinations with certain stockholders that could render more difficult a change in control of the Company. See "Description of Capital Stock."

               SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

     Certain statements contained herein under "Prospectus Summary," "Risk Factors" and "Business," including statements concerning (i) the Company's strategy, (ii) the Company's expansion plans for its various businesses, (iii) the terms of certain acquisitions, (iv) the possible increases in demand for poultry, eggs, swine and grain and for the Company's products and (v) the effects on the Company of certain legal proceedings, contain certain forward-looking statements concerning the Company's operations, economic performance and financial condition. Because such statements involve risks and uncertainties, actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause such differences include, but are not limited to, those discussed under "Risk Factors."

                                USE OF PROCEEDS

     The net proceeds to the Company from the Offering (at an assumed initial public offering price of $15.00 per share and after the deduction of underwriting discounts and commissions and expenses payable by the Company) are estimated to be $68.0 million.


     The Company intends to use approximately $34 million of the net proceeds of the Offering to repay the Term C loans incurred under the Existing Credit Agreement to pay the purchase price and the related fees and expenses with respect to the acquisition of Butler. The Company intends to use approximately $13 million of the net proceeds of the Offering to repay a portion of the revolving credit loans incurred under the Existing Credit Agreement to pay the purchase price and the related fees and expenses with respect to the acquisition of Fancom. See "Business--Recent Transactions."


     The Company intends to use approximately $6 million of the net proceeds of the Offering to repay outstanding revolving credit loans under the Credit Agreement, dated as of December 22, 1995, among CTB, the financial institutions named therein and KeyBank National Association, as successor to Society National Bank, as amended (the "Existing Credit Agreement"). Concurrently with the consummation of the Offering,

CTB will enter into a new credit agreement (the "New Credit Agreement") with its existing group of lenders to repay all term loans and other amounts outstanding under the Existing Credit Agreement. The revolving credit loans under the Existing Credit Agreement bear interest at the prime rate or at the eurodollar rate plus 1.75% and mature on December 31, 1998. The Term A loan under the Existing Credit Agreement bears interest at the prime rate or at the eurodollar rate plus 2.00% with a final maturity on December 31, 2001. The Term B loan under the Existing Credit Agreement bears interest at the prime rate plus 0.25% or at the eurodollar rate plus 2.25% and matures on December 31, 2001. The Term C loan under the Existing Credit Agreement bears interest at the same rate as the Term A loan and matures on October 31, 1997.



     The Company intends to use $15 million of the net proceeds of the Offering to redeem (the "Preferred Stock Redemption") 15,000 shares of the outstanding 6% Series A Preferred Stock of the Company (the "Existing Preferred Stock") held by certain directors, officers and controlling stockholders of the Company. In addition, concurrently with the consummation of the Offering, the Company will exchange 604,600 shares of Common Stock (at the assumed initial public offering price of $15.00 per share) for the remaining 9,069 shares outstanding of the Existing Preferred Stock (the "Preferred Stock Exchange"). See "Certain Relationships and Related Transactions--Preferred Stock Redemption," "--Preferred Stock Exchange" and "Description of Capital Stock."


     The remaining net proceeds of the Offering, if any, will be used to finance working capital needs.

                                DIVIDEND POLICY

     Following consummation of the Offering, the Board of Directors does not anticipate paying any dividends on the Common Stock in the foreseeable future, but intends to retain all earnings, if any, for general corporate purposes. The declaration and payment of dividends, if any, by the Company will be dependent upon the Company's results of operations, financial condition, cash requirements and other relevant factors, subject to the discretion of the Board of Directors.

     The Company's ability to declare and pay dividends on the Common Stock is dependent on CTB's ability to declare and pay dividends to the Company. The New Credit Agreement contains certain restrictions on CTB's ability to pay dividends or make other distributions to the Company. See "Description of Credit Agreement."

     The Company paid no cash dividends to its stockholders during 1996. Old CTB declared dividends of $1,519,000 during 1995. The dividends historically paid by the Company are not indicative of its future dividend policy.

                                    DILUTION

     The pro forma net tangible book deficit of the Company as of March 31, 1997 was $62.1 million or $7.88 per share, after giving effect to (i) the Butler Acquisition, (ii) the Fancom Acquisition, (iii) the repayment of amounts outstanding under the Existing Credit Agreement with the proceeds of borrowings under the New Credit Agreement, (iv) the Stock Split, (v) the Preferred Stock Exchange and (vi) the Preferred Stock Redemption without giving effect to the offering. See "Unaudited Pro Forma Consolidated Financial Statements."

     Net tangible book value dilution per share represents the difference between the amount per share paid by purchasers of shares of Common Stock in the Offering and the pro forma net tangible book value per share immediately after consummation of the Offering. After giving effect to the Offering (at the assumed initial public offering price of $15.00 per share) and the application of the estimated net proceeds therefrom, the pro forma net tangible book value of the Company as of March 31, 1997 would have been approximately $5.9 million or $0.46 per share. This represents an immediate increase in net tangible book value of $8.34 per share to existing stockholders and an immediate dilution in net tangible book value of $14.54 per share to new investors purchasing shares in the Offering, as illustrated in the following table:

        Initial public offering price per share(1).................             $ 15.00
        Pro forma net tangible book deficit per share before the
          Offering(2)..............................................     7.88
        Increase per share attributable to new investors...........     8.34
                                                                      ------
        Pro forma net tangible book value per share after the
          Offering(3)..............................................                0.46
                                                                                 ------
        Dilution per share to new investors(4).....................             $ 14.54
                                                                                 ======

     The following table summarizes, on a pro forma basis as of March 31, 1997, the difference between the number of shares of Common Stock purchased from the Company, the total consideration paid and the average price per share paid by the Existing Stockholders and to be paid by the new investors in the Offering (at an assumed offering price of $15.00 per share and before deduction of the underwriting discounts and commissions and estimated offering expenses payable by the Company):

                                          SHARES PURCHASED          TOTAL CONSIDERATION        AVERAGE
                                       ----------------------     -----------------------       PRICE
                                         NUMBER       PERCENT       AMOUNT        PERCENT     PER SHARE
Existing stockholders................   7,881,804       61.2%     $15,300,000       16.9%      $  1.94
New investors........................   5,000,000       38.8       75,000,000       83.1         15.00
                                       ----------      -----      -----------      -----
          Total......................  12,881,804      100.0%     $90,300,000      100.0%
                                       ==========      =====      ===========      =====

------------------------------
(1) Before deduction of estimated underwriting discounts and commissions and estimated expenses of the Offering payable by the Company.

(2) Pro forma net tangible book value per share before the Offering is determined by dividing the net tangible book value (assets less liabilities and intangible assets) of the Company after giving effect to the Butler Acquisition, the Fancom Acquisition, the repayment of amounts outstanding under the Existing Credit Agreement with the proceeds of borrowings under the New Credit Agreement, the Preferred Stock Exchange and the Preferred Stock Redemption by the number of shares of Common Stock outstanding after giving effect to the Stock Split and the Preferred Stock Exchange.

(3) Gives effect to the Offering (at the assumed initial public offering price of $15.00 per share) and the application of the estimated net proceeds therefrom (assuming the Underwriters' over-allotment option is not exercised and after deducting estimated underwriting discounts and commissions and expenses of the Offering aggregating $7.0 million) as described in "Use of Proceeds," but without taking into account any other changes in net tangible book value subsequent to March 31, 1997.

(4) Dilution is determined by subtracting the pro forma net tangible book value per share after the Offering (which gives effect to the Butler Acquisition, the Fancom Acquisition, the repayment of all amounts outstanding under the Existing Credit Agreement with the proceeds of borrowings under the New Credit Agreement and a portion of the net proceeds of the Offering, the Preferred Stock Exchange, the Preferred Stock Redemption and the Offering) from the initial public offering price paid by a new investor for a share of Common Stock.

                                 CAPITALIZATION

     The following table sets forth the short-term debt and capitalization of the Company as of March 31, 1997 (i) on an actual basis and (ii) on a pro forma as adjusted basis giving effect to the Butler Acquisition, the Fancom Acquisition, the Stock Split, the repayment of all amounts outstanding under the Existing Credit Agreement with the proceeds of borrowings under the New Credit Agreement and a portion of the net proceeds of the Offering, the Preferred Stock Exchange, the Preferred Stock Redemption, the issuance of and sale by the Company of 5,000,000 shares of Common Stock in the Offering at an assumed initial public offering price of $15.00 per share and the application of the net proceeds therefrom as described under "Use of Proceeds." The pro forma as adjusted data do not purport to be indicative of the actual capitalization that would have occurred had the transactions and events reflected occurred on the date specified. This table should be read in conjunction with "Unaudited Pro Forma Consolidated Financial Statements" and the consolidated financial statements, including the notes thereto, of the Company, Butler and Fancom appearing elsewhere in this Prospectus.


                                                                           AT MARCH 31, 1997
                                                                        ------------------------
                                                                                      PRO FORMA
                                                                         ACTUAL      AS ADJUSTED
                                                                             (IN THOUSANDS)
Short-term Debt:
     Existing Credit Agreement........................................  $  5,875      $      --
     Debt assumed in Fancom Acquisition(1)............................        --          2,202
                                                                        --------       --------
          Total Short-term Debt.......................................  $  5,875      $   2,202
                                                                        ========       ========
Long-term Debt:
     Existing Credit Agreement........................................  $ 58,500      $      --
     New Credit Agreement(2)..........................................        --         58,862
     Debt assumed in Fancom Acquisition(1)............................        --          3,723
                                                                        --------       --------
          Total Long-term Debt........................................    58,500         62,585
                                                                        --------       --------
Stockholders' Equity:
     Common Stock, $.01 par value, 950,000 shares authorized, actual;
      40,000,000 shares authorized, pro forma as adjusted; 601,755(3)
      shares issued and outstanding, actual; 12,881,804 shares issued
      and outstanding, pro forma as adjusted(4).......................         6            129
     Preferred Stock, $.01 par value, $1,000 liquidation preference,
      50,000 shares authorized, actual; 4,000,000 shares authorized, pro forma as adjusted; 24,069(3) shares issued and outstanding, actual; no shares issued and outstanding, pro forma as
      adjusted(4).....................................................        --             --
     Additional paid-in capital(4)....................................    29,994         82,871
     Reduction for carryover of predecessor cost basis(5).............   (24,704)       (24,704)
     Retained earnings................................................     9,420          8,773(6)
     Cumulative translation adjustment................................       (74)           (74)
                                                                        --------       --------
          Total Stockholders' Equity..................................    14,642         66,995
                                                                        --------       --------
          Total Capitalization........................................  $ 73,142      $ 129,580
                                                                        ========       ========


------------------------------
(1) Represents debt assumed in the Fancom Acquisition translated into U.S. dollars at the exchange rate in effect on March 31, 1997.

(2) The New Credit Agreement will provide a $90 million five-year revolving credit facility under which the Company will borrow to repay (together with a portion of the net proceeds of the Offering) all amounts outstanding under the Existing Credit Agreement. As of March 31, 1997, on a pro forma as adjusted basis, the Company would have $31.0 million of availability under the New Credit Agreement (less amounts allocated to letters of credit). See "Description of Credit Agreement."

(3) Includes Preferred Stock and Common Stock issued subsequent to March 31,
    1997.

(4) Pro forma as adjusted data gives effect to the Preferred Stock Exchange, the Preferred Stock Redemption, the Stock Split and the Offering and excludes 858,624 shares issuable upon the exercise of outstanding options. See "Shares Available for Future Sale."

(5) See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and Note 1 to the Consolidated Financial Statements of the Company.

(6) Pro forma as adjusted retained earnings reflects an extraordinary charge of $647 for the write-off (net of tax) of deferred financing costs associated with the repayment of amounts outstanding under the Existing Credit Agreement.

             UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS


     The following unaudited pro forma as adjusted consolidated income statements for the year ended December 31, 1996 and for each of the three month periods ended March 31, 1996 and March 31, 1997 give effect to the following transactions as if they had been completed on January 1, 1996: (i) the Butler Acquisition, (ii) the Fancom Acquisition, (iii) the repayment of all amounts outstanding under the Existing Credit Agreement with the proceeds of borrowings under the New Credit Agreement and a portion of the net proceeds of the Offering, (iv) the Stock Split, (v) the Preferred Stock Exchange, (vi) the Preferred Stock Redemption and (vii) the Offering. The unaudited pro forma as adjusted consolidated balance sheet as of March 31, 1997 gives effect to the transactions described above as if such transactions had been completed on such date. The unaudited pro forma consolidated financial statements do not give effect to the Vinyl Division Divestiture as this transaction is not material to the presentation of the pro forma data.


     The pro forma consolidated income statements and pro forma consolidated balance sheet are unaudited, and reflect all adjustments necessary in the opinion of the Company's management (consisting only of normal recurring adjustments) for a fair presentation of such data. They do not purport to be indicative of the Company's actual results of operations or financial position that would have been reported had such events actually occurred on the dates specified, nor do they purport to be indicative of the Company's future results or financial position.

     The unaudited pro forma consolidated financial statements, including the notes thereto, should be read in conjunction with the historical consolidated financial statements, including the notes thereto, of the Company, Butler and Fancom appearing elsewhere in this Prospectus.

               UNAUDITED PRO FORMA CONSOLIDATED INCOME STATEMENT

                      FOR THE YEAR ENDED DECEMBER 31, 1996

                                                                                          PRO FORMA          PRO FORMA
                                            COMPANY       BUTLER(1)      FANCOM(2)      ADJUSTMENTS(3)      AS ADJUSTED
                                                             (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
Net sales................................  $148,853        $41,693        $27,175          $   (294)(a)      $ 217,427
Cost of sales............................   110,303         32,416         16,386               144(b)         159,249
                                           --------        -------        -------           -------           --------
    Gross profit.........................    38,550          9,277         10,789              (438)            58,178
Selling, general and administrative
  expenses...............................    18,257          3,220(a)       7,987(a)             92(c)          29,556
Amortization of goodwill.................       959             --             --               837(d)           1,796
                                           --------        -------        -------           -------           --------
    Operating income.....................    19,334          6,057          2,802            (1,367)            26,826
Interest expense.........................    (5,500)            --           (467)            1,435(e)          (4,532)
Interest income..........................       168             --             12                --                180
                                           --------        -------        -------           -------           --------
    Income before income taxes...........    14,002          6,057          2,347                68             22,474
Income tax expense.......................     5,500          2,349            830               153(f)           8,832
                                           --------        -------        -------           -------           --------
    Net income...........................  $  8,502        $ 3,708        $ 1,517          $    (85)         $  13,642(4)
                                           ========        =======        =======           =======           ========
Pro forma net income per common share....  $   0.90 (5)                                                      $    1.03(6)
Pro forma weighted average common shares
  outstanding............................     9,405 (5)                                                         13,302(6)

------------------------------
(1) Historical income statement of Butler for the year ended December 31, 1996.

    (a) Net of other income of $183.

(2) Historical income statement of Fancom for the year ended December 31, 1996, translated into U.S. dollars at the 1996 Exchange Rate.

    (a) Includes minority interest of $77 in Fancom's 40% owned subsidiary Wolters WX B.V.

(3) Pro forma adjustments to reflect the Butler Acquisition, the Fancom Acquisition, the repayment of all amounts outstanding under the Existing Credit Agreement with the proceeds of borrowings under the

    New Credit Agreement and a portion of the net proceeds of the Offering, the Preferred Stock Exchange, the Preferred Stock Redemption and the Offering:

    (a) Represents the elimination of sales transactions between the Company and Butler.

    (b) Represents net increase in cost of sales as follows (in thousands):


            Elimination of cost of sales transactions between the Company and Butler.................................................  $(223)
            Net increase in depreciation expense for Butler resulting
              from purchase accounting adjustments to increase property,
              plant and equipment to estimated fair market value.........    510
            Net decrease in depreciation expense for Fancom resulting
              from purchase accounting adjustments to increase property, plant and equipment to estimated fair market value offset
              by an increase in estimated useful lives...................   (143)
                                                                           -----
                      Net increase in cost of sales......................  $ 144
                                                                           =====


    (c) Represents net increase in selling, general and administrative expenses as follows (in thousands):


            Net increase in depreciation expense for Butler resulting from purchase accounting adjustments to increase property, plant and equipment to estimated fair market value................  $128
            Net decrease in depreciation expense for Fancom resulting from purchase accounting adjustments to increase property, plant and equipment to estimated fair market value offset by an
              increase in estimated useful lives..........................   (36)
                                                                            ----
                      Net increase in selling, general and administrative
                        expenses..........................................  $ 92
                                                                            ====


    (d) Represents amortization of goodwill of Butler of $514 (based on a 40 year estimated life) and Fancom of $323 (based on a 25 year estimated life) resulting from the Butler and Fancom Acquisitions.

    (e) Represents the net decrease in interest expense as follows (in thousands):

            Interest expense on borrowings under the New Credit
              Agreement................................................  $ 3,756
            Elimination of interest expense on borrowings under the
              Existing Credit Agreement................................   (5,049)
            Amortization of deferred financing costs associated with
              New Credit Agreement.....................................      150
            Elimination of amortization of deferred financing costs
              associated with Existing Credit Agreement................     (292)
                                                                         -------
                      Net decrease in interest expense.................  $(1,435)
                                                                         =======

        The assumed blended effective interest rate on the New Credit Agreement and the Fancom indebtedness is 6.3% per annum.

    (f) Represents income tax effect of above adjustments including amortization of non-deductible goodwill of $323.

(4) Excludes extraordinary charge of $647 (net of tax) for the write-off of deferred financing costs relating to the repayment of all amounts outstanding under the Existing Credit Agreement.

(5) Pro forma net income per common share is calculated by dividing net income by the pro forma weighted average common and common equivalent shares outstanding, after giving effect to the following transactions as if they had been completed on January 1, 1996: (i) the Stock Split, (ii) the Preferred Stock Exchange, (iii) the Preferred Stock Redemption and (iv) solely to the extent the proceeds will be used for the Preferred Stock Redemption, the Offering (assuming an initial public offering price of $15.00 per share).

(6) Pro forma as adjusted net income per common share is calculated based upon pro forma as adjusted net income divided by the pro forma weighted average common and common equivalent shares outstanding.

               UNAUDITED PRO FORMA CONSOLIDATED INCOME STATEMENTS

                   FOR THE THREE MONTHS ENDED MARCH 31, 1996

                                                                                PRO FORMA       PRO FORMA
                                           COMPANY   BUTLER(1)    FANCOM(2)   ADJUSTMENTS(3)   AS ADJUSTED
                                                      (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
Net sales................................  $31,552     $4,891      $ 5,798         $(74)(a)      $42,167
Cost of sales............................   24,616      3,931        3,318           29(b)        31,894
                                           -------     ------       ------         ----          -------
     Gross profit........................    6,936        960        2,480         (103)          10,273
Selling, general and administrative
  expenses...............................    4,732        709(a)     1,954(a)        23(c)         7,418
Amortization of goodwill.................      240         --           --          209(d)           449
                                           -------     ------       ------         ----          -------
     Operating income....................    1,964        251          526         (335)           2,406
Interest expense.........................   (1,393)        --         (122)         358(e)        (1,157)
Interest income..........................       49         --           --           --               49
                                           -------     ------       ------         ----          -------
     Income before income taxes..........      620        251          404           23            1,298
Income tax expense.......................      264         92          145           41(f)           542
                                           -------     ------       ------         ----          -------
     Net income..........................  $   356     $  159      $   259         $(18)         $   756(4)
                                           =======     ======       ======         ====          =======
Pro forma net income per common share....  $  0.04(5)                                            $  0.06(6)
Pro forma weighted average common shares
  outstanding............................    9,405(5)                                             13,302(6)

                   FOR THE THREE MONTHS ENDED MARCH 31, 1997

                                                                                PRO FORMA       PRO FORMA
                                           COMPANY   BUTLER(1)    FANCOM(2)   ADJUSTMENTS(3)   AS ADJUSTED
                                                      (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
Net sales................................  $31,520     $6,575      $ 7,038         $(64)(a)      $45,069
Cost of sales............................   23,916      4,997        4,021            8(b)        32,942
                                           -------     ------        -----         ----          -------
     Gross profit........................    7,604      1,578        3,017          (72)          12,127
Selling, general and administrative
  expenses...............................    4,549        657(a)     2,215(a)        13(c)         7,434
Amortization of goodwill.................      240         --           --          209(d)           449
                                           -------     ------        -----         ----          -------
     Operating income....................    2,815        921          802         (294)           4,244
Interest expense.........................   (1,323)        --          (91)         601(e)          (813)
Interest income..........................       31         --           --           --               31
                                           -------     ------        -----         ----          -------
     Income before income taxes..........    1,523        921          711          307            3,462
Income tax expense.......................      605        361          270          152(f)         1,388
                                           -------     ------        -----         ----          -------
     Net income..........................  $   918     $  560      $   441         $155          $ 2,074
                                           =======     ======        =====         ====          =======
Pro forma net income per common share....  $  0.10(5)                                            $  0.16(6)
Pro forma weighted average common shares
  outstanding............................    9,405(5)                                             13,302(6)

------------------------------
(1) Historical income statement of Butler for the applicable three month period.

    (a) Net of other income of $13 and $45 for the three months ended March 31, 1996 and 1997, respectively.

(2) Historical income statement of Fancom for the applicable three month period translated into U.S. dollars at the average exchange rate for such period.

    (a) Includes minority interest in Fancom's 40% owned subsidiary Wolters WX B.V. of $(5) and $3 for the three months ended March 31, 1996 and 1997, respectively.

(3) Pro forma adjustments to reflect the Butler Acquisition, the Fancom Acquisition, the repayment of all amounts outstanding under the Existing Credit Agreement with the proceeds of borrowings under the New Credit Agreement and a portion of the net proceeds of the Offering, the Preferred Stock Exchange, the Preferred Stock Redemption and the Offering:

     (a) Represents the elimination of sales transactions between the Company and Butler.

     (b) Represents net increase in cost of sales as follows:


                                                 THREE MONTHS ENDED     THREE MONTHS ENDED
                                                   MARCH 31, 1996         MARCH 31, 1997
                                                              (IN THOUSANDS)
         Elimination of cost of sales
           transactions between the Company and
           Butler..............................       $    (62)              $    (45)
         Net increase in depreciation expense
           for Butler resulting from purchase
           accounting adjustments to increase
           property, plant and equipment to
           estimated fair market value.........            127                    100
         Net decrease in depreciation expense
           for Fancom resulting from purchase
           accounting adjustments to increase
           property, plant and equipment to
           estimated fair market value offset
           by an increase in estimated useful
           lives...............................            (36)                   (47)
                                                      --------               --------
                   Net increase in cost of
                     sales.....................       $     29               $      8
                                                      ========               ========


     (c) Represents net increase in selling, general and administrative expenses as follows:


         Net increase in depreciation expense
           for Butler resulting from purchase
           accounting adjustments to increase
           property, plant and equipment to
           estimated fair market value.........       $     32               $     25
         Net decrease in depreciation expense
           for Fancom resulting from purchase
           accounting adjustments to increase
           property, plant and equipment to
           estimated fair market value offset
           by an increase in estimated useful
           lives...............................             (9)                   (12)
                                                      --------               --------
                   Net increase in selling,
                     general and administrative
                     expenses..................       $     23               $     13
                                                      ========               ========


     (d) Represents amortization of goodwill of Butler of $128 (based on a 40 year estimated life) and Fancom of $81 (based on a 25 year estimated life) resulting from the Butler and Fancom Acquisitions.

     (e) Represents the net decrease in interest expense as follows:

                                                 THREE MONTHS ENDED     THREE MONTHS ENDED
                                                   MARCH 31, 1996         MARCH 31, 1997
                                                              (IN THOUSANDS)
         Interest expense on borrowings under
           the New Credit Agreement............       $    939               $    696
         Elimination of interest expense on
           borrowings under the Existing Credit
           Agreement...........................         (1,262)                (1,262)
         Amortization of deferred financing
           costs associated with New Credit
           Agreement...........................             37                     37
         Elimination of amortization of
           deferred financing costs associated
           with Existing Credit Agreement......            (72)                   (72)
                                                      --------               --------
                   Net decrease in interest
                     expense...................       $   (358)              $   (601)
                                                      ========               ========

         The assumed blended effective interest rate on the New Credit Agreement and the Fancom indebtedness is 6.3% per annum.

     (f) Represents income tax effect of above adjustments including amortization of non-deductible goodwill of $81.

(4) Excludes extraordinary charge of $647 (net of tax) for the write-off of deferred financing costs relating to the repayment of all amounts outstanding under the Existing Credit Agreement.

(5) Pro forma net income per common share is calculated by dividing net income by the pro forma weighted average common and common equivalent shares outstanding, after giving effect to the following transactions as if they had been completed on January 1, 1996: (i) the Stock Split, (ii) the Preferred Stock Exchange, (iii) the Preferred Stock Redemption and (iv) solely to the extent the proceeds will be used for the Preferred Stock Redemption, the Offering (assuming an initial public offering price of $15.00 per share).

(6) Pro forma as adjusted net income per common share is calculated based upon pro forma as adjusted net income divided by the pro forma weighted average common and common equivalent shares outstanding.

                 UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET
                              AS OF MARCH 31, 1997


                                                                               PRO FORMA         PRO FORMA
                                   COMPANY      BUTLER(1)      FANCOM(2)     ADJUSTMENTS(3)     AS ADJUSTED
                                                                (IN THOUSANDS)
                                                  ASSETS
CURRENT ASSETS
     Cash and short-term
       investments...............  $    191      $     --       $   267         $     --         $     458
     Accounts receivable.........    14,304         1,901         5,335               --            21,540
     Inventories.................    14,986         8,025         5,008            1,923(a)         29,942
     Deferred income taxes.......     1,863            --            --              239(e)          2,102
     Prepaid expenses............       955            12           543               --             1,510
                                   --------       -------       -------          -------          --------
          Total current assets...    32,299         9,938        11,153            2,162            55,552
Property plant & equipment-net...    35,393         4,046         3,239            7,006(b)         49,684
Intangibles-net..................    38,141            --            --           22,932(c)         61,073
Other assets.....................        18            --            --               --                18
                                   --------       -------       -------          -------          --------
          Total assets...........  $105,851      $ 13,984       $14,392         $ 32,100         $ 166,327
                                   ========       =======       =======          =======          ========
                                   LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES
     Accounts payable............  $  7,512      $  1,458       $ 2,552         $     --         $  11,522
     Current portion of long-term
       debt......................     5,875            --         2,202           (5,875)(d)         2,202
     Accrued liabilities.........     7,698         1,050         1,415               --            10,163
                                   --------       -------       -------          -------          --------
          Total current
            liabilities..........    21,085         2,508         6,169           (5,875)           23,887
Long-term debt...................    58,500            --         3,723              362(f)         62,585
Deferred income taxes............     9,593            --           169              539(g)         10,301
Accrued postretirement
  benefits.......................     2,031           180           101               --             2,312
Other liabilities................        --            --           247(a)            --               247
                                   --------       -------       -------          -------          --------
          Total liabilities......    91,209         2,688        10,409           (4,974)           99,332
STOCKHOLDERS' EQUITY
     Common stock................         6            --         7,637           (7,514)              129
     Preferred stock.............        --                                                             --
     Additional paid-in
       capital...................    29,994            --            --           52,877            82,871
     Reduction for carryover of
       predecessor cost basis....   (24,704)           --            --               --           (24,704)
     Retained earnings...........     9,420        11,296        (4,358)          (7,585)            8,773
     Cumulative translation
       adjustment................       (74)           --           704             (704)              (74)
                                   --------       -------       -------          -------          --------
          Total stockholders'
            equity...............    14,642        11,296         3,983           37,074(h)         66,995
          Total liabilities and
            stockholders'
            equity...............  $105,851      $ 13,984       $14,392         $ 32,100         $ 166,327
                                   ========       =======       =======          =======          ========


------------------------------
(1) Represents balance sheet of Butler as of March 31, 1997.
(2) Represents the balance sheet of Fancom as of March 31, 1997, translated into U.S. dollars at the exchange rate in effect on such date.
     (a) Includes minority interest of $37 in Fancom's 40% owned subsidiary Wolters WX B.V.
(3) Pro forma adjustments to reflect the Butler Acquisition, the Fancom Acquisition, the repayment of all amounts outstanding under the Existing Credit Agreement with the proceeds of borrowings under the New Credit Agreement and a portion of the net proceeds of the Offering, the Preferred Stock Exchange, the Preferred Stock Redemption and the Offering:
     (a) Represents purchase accounting adjustments to increase Butler's inventory by $1,423 and Fancom's inventory by $500 in each case to reflect their estimated fair market value (see (i) below).
     (b) Represents purchase accounting adjustments to increase Butler's property, plant and equipment by $5,466 and Fancom's property, plant and equipment by $1,540 in each case to reflect their estimated fair market value (see (i) below).

     (c) Represents net increase in intangibles, as follows (in thousands):

            Goodwill in connection with the Butler Acquisition.........  $15,315
            Goodwill in connection with the Fancom Acquisition.........    7,928
            Deferred financing costs relating to the New Credit
              Agreement................................................      750
            Write-off of deferred financing costs relating to the
              Existing Credit Agreement................................   (1,061)
                                                                         -------
                                                                         $22,932
                                                                         =======

     (d) Represents repayment of current portion of the Company's borrowings under the Existing Credit Agreement.

     (e) Represents net increase in deferred income taxes as follows (in thousands):

            Tax benefit from write-off of deferred financing costs
              related to the Existing Credit Agreement assuming an
              effective tax rate of 39%..................................  $ 414
            Deferred tax liability associated with the purchase
              accounting adjustments to inventory of Fancom assuming an
              effective tax rate of 35%..................................   (175)
                                                                           -----
                      Net increase in deferred income taxes..............  $ 239
                                                                           =====

     (f) Represents net increase in long-term debt as follows (in thousands):

            Borrowings under New Credit Agreement.....................  $ 58,862
            Repayment of amounts outstanding under Existing Credit
              Agreement...............................................   (58,500)
                                                                        --------
                      Net increase in long-term debt..................  $    362
                                                                        ========

     (g) Represents deferred tax liability associated with purchase accounting adjustments to property, plant and equipment of Fancom assuming an effective tax rate of 35%.

     (h) Represents net increase in stockholders' equity as follows (in thousands):

            Offering proceeds.........................................  $ 75,000
            Fees and expenses of Offering.............................    (7,000)
            Redemption of Existing Preferred Stock....................   (15,000)
            Elimination of Butler stockholders' equity................   (11,296)
            Elimination of Fancom stockholders' equity................    (3,983)
            Write-off of deferred financing costs, net of taxes.......      (647)
                                                                        --------
                      Net increase in stockholders' equity............  $ 37,074
                                                                        ========


     (i) The Company has accounted for the Butler Acquisition and the Fancom Acquisition using the purchase method of accounting. As such, the purchase price has been allocated to the assets acquired and liabilities assumed based on their estimated fair values. The allocations used reflect management's preliminary estimates of fair values of such assets and liabilities. An independent appraisal of the acquired assets and liabilities is in process and is expected to be completed by September 30, 1997. As such, the allocations are subject to adjustment upon completion of appraisals and other valuation analyses. It is not anticipated that the final allocation will materially differ from the preliminary estimates.

                      SELECTED CONSOLIDATED FINANCIAL DATA
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

     The selected consolidated income statement data and balance sheet data presented below for the year ended December 31, 1996 and as of December 31, 1996 were derived from the audited consolidated financial statements, including the notes thereto, of the Company appearing elsewhere in this Prospectus. The selected consolidated income statement data and balance sheet data presented below for each of the years in the two-year period ended December 31, 1995 and as of December 31, 1995 were derived from the audited consolidated financial statements, including the notes thereto, of the Predecessor Company appearing elsewhere in this Prospectus. The selected consolidated income statement data and balance sheet data presented below for each of the years in the two year period ended December 31, 1993 and as of December 31, 1992, 1993 and 1994 were derived from audited consolidated financial statements, including the notes thereto, of the Predecessor Company not appearing in this Prospectus. The selected consolidated income statement data and balance sheet data presented below for each of the three month periods ended March 31, 1996 and March 31, 1997 and as of March 31, 1997 were derived from unaudited consolidated financial statements, which reflect all adjustments necessary in the opinion of the Company's management (consisting only of normal recurring adjustments) for a fair presentation of such data, including the notes thereto, of the Company appearing elsewhere in this Prospectus. The financial data presented below should be read in conjunction with the consolidated financial statements, including the notes thereto, of the Company, the Predecessor Company, Butler and Fancom appearing elsewhere in this Prospectus, "Unaudited Pro Forma Consolidated Financial Statements," and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                                                                                            COMPANY
                                     PREDECESSOR COMPANY                   ------------------------------------------
                         -------------------------------------------        YEAR ENDED        THREE MONTHS ENDED
                                   YEAR ENDED DECEMBER 31,                 DECEMBER 31,            MARCH 31,
                         -------------------------------------------       ------------      ---------------------
                           1992       1993         1994       1995             1996           1996           1997
INCOME STATEMENT DATA:
Net sales..............  $105,509   $113,538     $140,505   $138,119         $148,853       $ 31,552       $ 31,520
Cost of sales..........    77,725     84,110      103,491    105,578          110,303         24,616         23,916
                         --------   --------     --------   --------         --------        -------        -------
Gross profit...........    27,784     29,428       37,014     32,541           38,550          6,936          7,604
Selling, general and
  administrative
  expenses.............    18,345     19,310       20,069     20,606           18,257          4,732          4,549
Amortization of
  goodwill.............        --         --           --         --              959            240            240
                         --------   --------     --------   --------         --------        -------        -------
Operating income.......     9,439     10,118       16,945     11,935           19,334          1,964          2,815
Other non-recurring
  expenses.............        --         --           --      1,396(1)            --
Interest income
  (expense)--net.......       268        313          489        721           (5,332)        (1,344)        (1,292)
                         --------   --------     --------   --------         --------        -------        -------
Income before income
  taxes................     9,707     10,431       17,434     11,260           14,002            620          1,523
Income tax expense.....     3,303      3,961        6,665      4,730            5,500            264            605
                         --------   --------     --------   --------         --------        -------        -------
Income before
  cumulative effect of
  change in accounting
  method...............     6,404      6,470       10,769      6,530            8,502            356            918
Cumulative effect of
  change in accounting
  method...............        --        211           --         --               --             --             --
                         --------   --------     --------   --------         --------        -------        -------
Net income.............  $  6,404   $  6,681(2)  $ 10,769   $  6,530         $  8,502       $    356       $    918
                         ========   ========     ========   ========         ========        =======        =======
Pro forma net income
  per common
  share(3).............                                                      $   0.90       $   0.04       $   0.10
Pro forma weighted
  average common shares
  outstanding(3).......                                                         9,405          9,405          9,405

                                                                                         COMPANY
                                 PREDECESSOR COMPANY                  ---------------------------------------------
                        -------------------------------------           YEAR ENDED          THREE MONTHS ENDED
                               YEAR ENDED DECEMBER 31,                 DECEMBER 31,              MARCH 31,
                        -------------------------------------         ---------------     ----------------------
                         1992      1993      1994      1995                1996             1996           1997
OTHER FINANCIAL DATA:
EBITDA(4).............  $12,262   $12,866   $20,062   $14,166(5)         $  24,902        $  3,425       $  4,190
Depreciation..........    2,823     2,748     3,117     3,627                4,609           1,221          1,135
Amortization(6).......       --        --        --        --                1,251             312            312
Capital
  expenditures........    1,980     2,867     5,335     4,698                3,402             487            897
Gross profit margin...     26.3%     25.9%     26.3%     23.6%                25.9%           22.0%          24.1%
EBITDA margin(7)......     11.6%     11.3%     14.3%     10.3%(8)             16.7%           10.9%          13.3%
CASH FLOW DATA:
Net cash flows from
  operating
  activities..........  $ 9,884   $ 5,496   $12,730   $11,263            $  11,714        $  4,530       $  1,568
Net cash flows from
  investing
  activities..........   (1,958)   (2,773)   (5,278)   (4,646)            (106,606)       (105,208)          (860)
Net cash flows from
  financing
  activities..........   (5,497)   (4,445)   (4,757)   (3,354)              95,150         101,500           (775)



                                   AT DECEMBER 31,                    AT DECEMBER 31,          AT MARCH 31,
                        -------------------------------------         ---------------     ----------------------
                         1992      1993      1994      1995                1996             1996           1997
BALANCE SHEET DATA:
Working capital.......  $14,294   $15,072   $18,891   $22,150            $  10,773(9)     $  7,730       $ 11,214
Total assets..........   41,386    44,651    54,355    58,045              103,351         105,417        105,851
Total debt (including
  current portion)....      344        40        --        --               65,150          71,500         64,375
Total stockholders'
  equity..............   29,059    30,902    37,202    40,841               13,741           5,478         14,642


------------------------------
(1) Non-recurring costs related to the CTB Acquisition.

(2) Includes increase in net income of $211 for cumulative effect of change in accounting method for adopting the asset and liability method of accounting for income taxes as prescribed by the Financial Accounting Standards Board's Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes."

(3) Pro forma net income per common share is calculated by dividing net income by the pro forma weighted average common and common equivalent shares outstanding, after giving effect to the following transactions as if they had been completed on January 1, 1996: (i) the Stock Split, (ii) the Preferred Stock Exchange, (iii) the Preferred Stock Redemption and (iv) solely to the extent the proceeds will be used for the Preferred Stock Redemption, the Offering (assuming an initial public offering price of $15.00 per share). Due to the changes in the Company's capital structure resulting from the CTB Acquisition and the planned recapitalization, historical net income per common share is not meaningful and therefore is not presented.


(4) EBITDA represents earnings before interest, income taxes, depreciation and amortization. EBITDA is presented because it is a widely accepted financial indicator used by certain investors and analysts to analyze and compare companies on the basis of operating performance. EBITDA as presented may not be comparable to similarly titled measures reported by other companies since not all companies necessarily calculate EBITDA in an identical manner and therefore is not necessarily an accurate means of comparison between companies. EBITDA is not intended to represent cash flows for the period or funds available for management's discretionary use nor has it been presented as an alternative to operating income as an indicator of operating performance and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with generally accepted accounting principles.



(5) EBITDA for the year ended December 31, 1995, excluding non-recurring costs in the amount of $1,396 related to the CTB Acquisition, was $15,562.



(6) With respect to the year ended December 31, 1996, comprised of amortization of goodwill of $959 and amortization of deferred financing costs of $292 relating to the Existing Credit Agreement. With respect to each of the three month periods, comprised of amortization of goodwill of $240 and amortization of deferred financing costs of $72 relating to the New Credit Agreement.


(7) EBITDA margin represents EBITDA as a percentage of net sales. EBITDA margin is presented because it is a widely accepted financial indicator used by certain investors and analysts to analyze and compare companies on the basis of operating performance. EBITDA margin should not be considered in isolation or as a substitute for measures of performance prepared in accordance with generally accepted accounting principles.



(8) EBITDA margin for the year ended December 31, 1995, excluding non-recurring costs related to the CTB Acquisition, was 11.3%.



(9) The reduction in working capital reflects the use of cash to fund a portion of the CTB Acquisition and a $5.5 million increase in short-term debt associated with such transaction.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion of the financial condition and results of operations of the Company and the Predecessor Company should be read in conjunction with the consolidated financial statements, including the notes thereto, of the Company and the Predecessor Company appearing elsewhere in this Prospectus.

OVERVIEW

     The Company's products are used on a worldwide basis by producers of poultry, swine and eggs, whose primary cost of production is the cost of feed grain consumed by the animals, and by producers or storers of grain. Consequently, significant fluctuations in the supply and cost of grain to users of the Company's products can impact the Company's operating results. The Company believes that its diversified product offerings have historically mitigated some of the effects of increases in the cost of feed grain, as the demand for grain storage and handling equipment has tended to increase during periods of higher grain prices, somewhat offsetting the declines in production of poultry, swine and eggs and the resulting reduction in demand for the Company's products by producers of these commodities which can occur as a result of higher grain prices. The supply and cost of grain and feed is affected by a number of factors including acreage planted, crop yields, weather, government policies, government subsidies and levels of exports.

     Sales of agricultural equipment are seasonal, with poultry, swine and egg producers purchasing equipment during prime construction periods in the spring, summer and fall and farmers traditionally purchasing grain storage bins in the summer and fall in conjunction with the harvesting season. The Company's net sales and net income have historically been lower during the first and fourth fiscal quarters as compared to the second and third quarters.


     Although the Company's sales are primarily denominated in U.S. dollars and are not affected by currency fluctuations, the production costs, profit margins and competitive position of the Company are affected by the strength of the U.S. dollar relative to the strength of the currencies in countries where its products are sold. With respect to sales which are not denominated in U.S. dollars, the Company seeks to hedge against currency fluctuations as described in Note 2 to the Company's consolidated financial statements appearing elsewhere in this Prospectus. In 1996, the Company's foreign sales accounted for 28.8% of net sales.


     The Company was organized in November 1995 by ASCP for the purpose of acquiring Old CTB. The CTB Acquisition was consummated on January 4, 1996 and funded by the issuance of $30 million of equity and $75.5 million of borrowings under the Existing Credit Agreement (net of cash acquired). The CTB Acquisition was accounted for under the purchase method of accounting to the extent of the change in ownership interest (67.9%). Accordingly, CTB's financial statements for 1996 reflect the effects of purchase accounting adjustments (including increased depreciation expense and amortization of goodwill) and interest expense (including amortization of deferred financing costs) associated with the financing of the CTB Acquisition. Results for 1995 also include a non-recurring charge of $1.4 million for expenses associated with the CTB Acquisition and a corresponding reduction in book equity.


RECENT DEVELOPMENTS



     The following summarizes certain operating results of the Company for the three month and six month periods ended June 30, 1997.



     For the three months ended June 30, 1997, net sales increased approximately 33.1% to approximately $50.6 million compared to approximately $38.1 million in the corresponding period in 1996. On a pro forma basis, giving effect to the Butler Acquisition, the Fancom Acquisition and the Vinyl Division Divestiture as if they had occurred on January 1, 1996, net sales increased approximately 14.8% to approximately $63.4 million for the three months ended June 30, 1997 compared to approximately $55.2 million for the corresponding period in 1996.



     Operating income for the three months ended June 30, 1997 was approximately $7.0 million or approximately 22.9% higher than approximately $5.7 million for the corresponding period in 1996. On a pro forma basis, giving effect to the Butler Acquisition, the Fancom Acquisition and the Vinyl Division Divestiture as if they had occurred on January 1, 1996, operating income for the three months ended June 30, 1997 was approximately $9.0 million which was approximately 9.4% higher than approximately $8.2 million for the corresponding period in 1996.



     For the six months ended June 30, 1997, net sales increased approximately 18.0% to approximately $82.2 million compared to approximately $69.6 million in the corresponding period in 1996. On a pro forma basis, giving effect to the Butler Acquisition, the Fancom Acquisition and the Vinyl Division Divestiture as if they had occurred on January 1, 1996, net sales increased approximately 11.0% to approximately $106.3 million for the six months ended June 30, 1997 compared to approximately $95.7 million for the corresponding period in 1996.



     Operating income for the six months ended June 30, 1997 was approximately $9.8 million or approximately 28.2% higher than approximately $7.7 million for the corresponding period in 1996. On a pro forma basis, giving effect to the Butler Acquisition, the Fancom Acquisition and the Vinyl Division Divestiture as if they had occurred on January 1, 1996, operating income for the six months ended June 30, 1997 was approximately $13.1 million which was approximately 24.6% higher than approximately $10.5 million for the corresponding period in 1996.


RESULTS OF OPERATIONS

     The following table sets forth, for the periods indicated, the percentage relationship to net sales of certain items in the Company's and the Predecessor Company's statements of income.

                                                                                               COMPANY
                                            PREDECESSOR COMPANY            ------------------------------------------------
                                      --------------------------------      YEAR ENDED           THREE MONTHS ENDED
                                          YEAR ENDED DECEMBER 31,          DECEMBER 31,               MARCH 31,
                                      --------------------------------     ------------        ----------------------
                                      1992     1993     1994     1995          1996            1996              1997
Net sales...........................  100.0%   100.0%   100.0%   100.0%        100.0%          100.0%            100.0%
Cost of sales.......................   73.7     74.1     73.7     76.4          74.1            78.0              75.9
                                      -----    -----    -----    -----         -----           -----             -----
Gross profit........................   26.3     25.9     26.3     23.6          25.9            22.0              24.1
Selling, general and administrative
  expenses..........................   17.4     17.0     14.3     15.0          12.3            15.0              14.4
Amortization of goodwill............     --       --       --       --           0.6             0.8               0.8
                                      -----    -----    -----    -----         -----           -----             -----
Operating income....................    8.9      8.9     12.0      8.6          13.0             6.2               8.9
Other non-recurring expenses........     --       --       --      1.0            --              --                --
Interest income (expense), net......    0.3      0.3      0.4      0.5          (3.6)           (4.2)             (4.1)
                                      -----    -----    -----    -----         -----           -----             -----
Income before income taxes..........    9.2      9.2     12.4      8.1           9.4             2.0               4.8
Income tax expense..................    3.1      3.5      4.7      3.4           3.7             0.8               1.9
Cumulative income effect of change
  in accounting method..............     --      0.2       --       --            --              --                --
                                      -----    -----    -----    -----         -----           -----             -----
Net income..........................    6.1%     5.9%     7.7%     4.7%          5.7%            1.2%              2.9%
                                      =====    =====    =====    =====         =====           =====             =====

THREE MONTHS ENDED MARCH 31, 1997 COMPARED TO THREE MONTHS ENDED MARCH 31, 1996


     Net sales decreased 0.1% to $31.5 million in the three months ended March 31, 1997 compared to $31.6 million in the corresponding period of 1996. Historically high domestic grain prices coupled with other factors such as a threatened Russian embargo of U.S. produced chicken, delayed expansion plans of many U.S. poultry producers beginning in February 1996. In many cases delays continued through the three months ended March 31, 1997 which had the effect of lowering the Company's sales of feeding products by $0.7 million when compared to the corresponding period of 1996. Grain bin sales decreased approximately $1.0 million reflecting a decline in international sales. This effect was mitigated by continued growth in sales of the Company's watering products as well as strong sales of egg laying and handling systems which exceeded 1996 levels by $0.5 million and $0.8 million, respectively.


     Gross profit increased to $7.6 million in the three months ended March 31, 1997 or 24.1% of net sales compared to $6.9 million in the corresponding period of 1996 or 22.0% of net sales. The favorable change in gross profit margin was primarily attributable to (i) the Company's more aggressive purchasing policies,
(ii) raw material price declines and (iii) price increases in certain product lines.

     Selling, general and administrative expenses decreased 3.9%, or $0.2 million, to $4.5 million in the three months ended March 31, 1997 from $4.7 million in the corresponding period of 1996. As a percent of net sales, selling, general and administrative expenses decreased to 14.4% in the three months ended March 31, 1997 from 15.0% in the corresponding period of 1996. The improvement from 1996 to 1997 resulted primarily from the elimination of certain non-essential positions in the latter part of the three months ended March 31, 1996 partially offset by the filling of certain positions since that time.

     Operating income increased 43.3% or $0.9 million to $2.8 million in the three months ended March 31, 1997 compared to $2.0 million in the corresponding period of 1996. Operating income margins increased to 8.9% of net sales in the three months ended March 31, 1997 from 6.2% in the corresponding period of 1996. This increase in operating income and operating income margin was primarily attributable to the improvement in gross profit margins and lower selling, general and administrative expenses.

     Interest expense decreased 5.0% or $0.1 million to $1.3 million in the three months ended March 31, 1997 compared to $1.4 million in the corresponding period of 1996. The lower interest expense reflected the lower levels of debt in the three months ended March 31, 1997 compared to the corresponding period of 1996.

     The effective income tax rate for the three months ended March 31, 1997 was 39.7% as compared to 42.6% in the corresponding period of 1996.

     Net income increased 157.9% or $0.6 million to $0.9 million in the three months ended March 31, 1997 compared to $0.4 million in the corresponding period of 1996. The increase was primarily due to higher operating income.

1996 COMPARED TO 1995


     Net sales increased 7.8% or $10.7 million to $148.9 million in 1996 compared to $138.1 million in 1995. Approximately $3.2 million of this change was due to an increase in sales of domestic grain storage products resulting primarily from historically high domestic grain prices. These high grain prices, however, combined with a threatened Russian embargo of U.S. produced chicken, delayed the 1996 expansion plans of many U.S. poultry integrators, resulting in reduced domestic sales of the Company's feeding products of $3.3 million. Sales of the Company's watering products, however, were not affected to the same extent due primarily to the Company's increased emphasis in 1996 on expanding its share of this market resulting in increased sales of $1.3 million. Ventilation product sales increased $3.3 million during 1996 primarily due to the introduction of a new line of ventilation products during the year. Sales of egg laying and handling systems increased $5.3 million during 1996, benefiting from shipments which were delayed or postponed during 1995 due to severe weather which interrupted the 1995 construction season. International sales of the Company's products increased $2.6 million to $38.6 million during 1996.

     Gross profit increased to $38.6 million in 1996 or 25.9% of net sales compared to $32.5 million in 1995 or 23.6% of net sales. The increase in gross profit reflected the impact of increased sales, as well as the benefit of price increases in certain product lines, together with operating efficiencies and the return of certain raw material prices to levels more consistent with recent historical levels. The positive impacts of the above items were partially offset by a change in sales mix towards lower margin products due to the increase in grain prices discussed above.


     Selling, general and administrative expenses decreased 11.4% or $2.3 million to $18.3 million in 1996 from $20.6 million in 1995. As a percentage of net sales, selling, general and administrative expenses decreased to 12.3% in 1996 from 15.0% in 1995. This improvement resulted primarily from the elimination of costs and expenses related to certain non-essential functions of approximately $1.7 million, a refocus of the Company's advertising program which resulted in $0.8 million of cost savings, and a non-recurring gain of $0.6 million from an asset sale. These favorable results were partially offset by increases in incentive bonuses paid as a result of improved operating performance.


     Operating income increased 62.0% or $7.4 million to $19.3 million for 1996 compared to $11.9 million for 1995. Operating income margins increased to 13.0% of net sales in 1996 from 8.6% in 1995. This increase in operating income and operating income margin was attributable to the 7.8% increase in sales, improved gross margins and lower selling, general and administrative expenses.

     Interest expense increased $5.5 million for 1996, reflecting borrowings used to fund the CTB Acquisition. Interest income decreased to $0.2 million for 1996 compared to $0.7 million in 1995, reflecting lower average cash balances due to the CTB Acquisition.

     The effective income tax rate for 1996 was 39.3% as compared to 42.0% in 1995. The decrease in the effective tax rate was attributable to the inclusion in 1995 results of $1.4 million of non-deductible expenses related to the CTB Acquisition.

     Net income increased 30.2% or $2.0 million to $8.5 million in 1996 compared to $6.5 million in 1995. This increase was due to increased operating income, $1.4 million of non-recurring transaction costs relating to the CTB Acquisition that negatively impacted 1995 and a lower effective tax rate, partially offset by higher interest costs related to the CTB Acquisition.

1995 COMPARED TO 1994


     Net sales decreased 1.7% or $2.4 million to $138.1 million in 1995 compared to $140.5 million in 1994. This decrease in net sales reflected a slowdown in the rate of expansion of U.S. poultry integrators following the significant expansion that took place in the southeastern U.S. during 1994 resulting in a $6.9 million decrease in domestic feeding system sales. Domestic sales of egg laying and handling systems decreased $2.3 million as a result of low egg prices and weather related construction delays which postponed shipments of orders placed in 1995 to 1996. These decreases were partially offset by the Company's increased emphasis on international markets, with international sales (excluding Canada) increasing 25.0% to $36.0 million in 1995 from $28.8 million in 1994.


     Gross profit decreased to $32.5 million in 1995 or 23.6% of net sales compared to $37.0 million in 1994 or 26.3% of net sales. The decrease in gross margin was primarily attributable to increases in raw material costs of steel, polypropylene, packaging materials and aluminum, as well as lower absorption of overhead costs as compared to 1994.

     Selling, general and administrative expenses increased 2.7% or $0.5 million to $20.6 million in 1995 from $20.1 million in 1994. As a percentage of net sales, selling, general and administrative expenses increased to 15.0% in 1995 from 14.3% in 1994. This increase was primarily attributable to hiring of personnel in areas targeted for future growth, including international expansion.

     Operating income decreased to $11.9 million in 1995 compared to $16.9 million in 1994. Operating income margins decreased to 8.6% in 1995 from 12.0% in 1994. This decrease in operating income and operating income margin was attributable to the decrease in sales discussed above, together with lower gross margins and the higher selling, general and administrative costs discussed above.

     Interest income increased to $0.7 million in 1995 compared to $0.5 million in 1994. The increase reflected higher average invested cash balances.

     The effective tax rate for 1995 was 42.0% as compared to 38.2% in 1994. The increase in the effective rate was attributable to non-deductible, non-recurring expenses related to the CTB Acquisition incurred in 1995.

     Net income decreased 39.4% or $4.2 million to $6.5 million in 1995 compared to $10.8 million in 1994. The decrease in net income was attributable to lower operating income, $1.4 million of non-recurring transaction costs relating to the CTB Acquisition that were recorded in 1995 and the higher effective tax rate discussed above.

QUARTERLY RESULTS

     The Company attempts to ship products to its distributors and dealers on a level basis throughout the year to reduce the effect of seasonal demands on its manufacturing operations and to minimize its investment in inventory. However, demand for agricultural equipment is seasonal, with producers traditionally purchasing agricultural equipment in the prime construction periods of the spring and summer and the fall harvesting season. The Company's net sales and income from operations have historically been lower in the first and fourth quarters and have increased in subsequent quarters as distributors and dealers increase inventory in anticipation of seasonal demand.

     The following table presents unaudited interim operating results of the Company and the Predecessor Company. The Company believes that the following information includes all adjustments (consisting only of normal, recurring adjustments) that the Company considers necessary for a fair presentation for the respective periods indicated, in accordance with generally accepted accounting principles consistently applied throughout such periods. The operating results for any interim period are not necessarily indicative of results for any interim period or the entire fiscal year.

                                                                  THREE MONTHS ENDED
                                                     --------------------------------------------
                                                                               SEPT.
                                                     MARCH 31     JUNE 30       30        DEC. 31
                                                                    (IN THOUSANDS)
COMPANY 1996:
Net sales..........................................  $31,552      $38,056     $44,506     $34,739
Gross profit.......................................    6,936        9,946      12,801       8,867
     Gross margin..................................     22.0%        26.1%       28.8%       25.5%
Operating income...................................  $ 1,964      $ 5,709     $ 7,765     $ 3,896
     Operating income margin.......................      6.2%        15.0%       17.4%       11.2%
Net income.........................................  $   356      $ 2,682     $ 3,902     $ 1,562

PREDECESSOR COMPANY 1995:
Net sales..........................................  $32,893      $36,556     $37,624     $31,046
Gross profit.......................................    7,392        8,800       9,524       6,825
     Gross margin..................................     22.5%        24.1%       25.3%       22.0%
Operating income...................................  $ 2,303      $ 3,604     $ 4,186     $ 1,842
     Operating income margin.......................      7.0%         9.9%       11.1%        5.9%
Net income.........................................  $ 1,568      $ 2,355     $ 2,714     $  (107)

LIQUIDITY AND CAPITAL RESOURCES

     Historically, CTB's principal sources of liquidity have been available cash, cash generated from operations and temporary borrowings for seasonal working capital needs. In January 1996, the Company incurred approximately $75.5 million of borrowings (net of cash acquired) and issued approximately $30.0 million of equity in connection with the CTB Acquisition.

     The Company's working capital requirements for its operations are seasonal, with investments in working capital typically building in the second and third quarters and then declining in the first and fourth quarters. As of December 31, 1996 the Company had $10.8 million of working capital, a decrease of $11.4 million from working capital as of December 31, 1995. The decrease in working capital was primarily due to the use of cash to fund a portion of the CTB Acquisition and a $5.5 million increase in short-term debt associated with such transaction, partially offset by a purchase accounting adjustment of $4.4 million. As of March 31, 1997 the Company had working capital of $11.2 million, as compared to working capital of $10.8 million at December 31, 1996.


     Net cash provided from operations was $12.7 million, $11.3 million and $11.7 million during 1994, 1995 and 1996, respectively, and $1.6 million for the three months ended March 31, 1997. The cash provided from operations was primarily from net income.



     Net cash used for investing activities was $5.3 million, $4.6 million and $106.6 million during 1994, 1995 and 1996, respectively, and $0.9 million for the three months ended March 31, 1997. For 1994, 1995 and the three months ended March 31, 1997, cash used for investing activities was primarily for capital expenditures. In 1996, the cash used for investing activities was $3.4 million for capital expenditures and $104.7 million for the CTB Acquisition, partially offset by $1.5 million of proceeds from the sale of property, plant and equipment. The Company has budgeted approximately $5 million for capital expenditures in 1997.



     Cash used in financing activities in 1994 and 1995 was $4.8 million and $3.4 million, respectively. The cash was used primarily for the payment of dividends and acquisition of treasury stock partially offset by the issuance of common stock. In 1996, $95.2 million was provided primarily from proceeds of debt incurred in connection with the CTB Acquisition and the issuance of Common Stock and Existing Preferred Stock, net of repayment of debt. For the three months ended March 31, 1997, $0.8 million of cash was used for debt repayment.



     The Company acquired Fancom on May 1, 1997 and Butler on June 23, 1997. The total consideration and related fees and expenses for Butler was $32.5 million, subject to adjustment, and the total consideration and related fees and expenses for Fancom was approximately $19.1 million (including the assumption of approximately $5.9 million of Fancom's indebtedness), subject to adjustment, at the May 1 Rate. Both the Fancom Acquisition and the Butler Acquisition were financed through borrowings under the Existing Credit Agreement which will be repaid with the proceeds of the Offering. The Company plans to continue to pursue a selective acquisition strategy which may result in the need for additional debt or equity financing in the future. The Company sold its vinyl products business in May 1997 for approximately $8.2 million and applied the proceeds to reduce indebtedness under the Existing Credit Agreement.



     Upon consummation of the Offering, outstanding amounts under the Existing Credit Agreement will be repaid with the proceeds of borrowings under the New Credit Agreement with KeyBank National Association and a portion of the net proceeds of the Offering. The New Credit Agreement provides for up to $90.0 million of revolving loans under a five year facility with no scheduled amortization. Assuming that the Offering had been completed on March 31, 1997, on a pro forma as adjusted basis, the anticipated borrowings under the New Credit Agreement would have been approximately $59.9 million, and the Company would have had approximately $31.0 million of availability under the New Credit Agreement (less amounts allocated to letters of credit). See "Capitalization" and "Description of Credit Agreement."



     Borrowings under the New Credit Agreement will bear interest at rates ranging from 0.25% to 0.625% over LIBOR depending upon certain financial ratios. The obligations of CTB under the New Credit Agreement will be unconditionally and irrevocably guaranteed by each domestic subsidiary of CTB. In addition, in the event that the net proceeds of the Offering are insufficient to reduce the ratio of funded debt to capitalization to less than 52.5%, then obligations under the New Credit Agreement will be secured by a first priority security interest in all of the assets and properties of CTB, a pledge of all of the capital stock held by

CTB in each of its domestic subsidiaries, and a pledge of 66% of the capital stock of each of its foreign subsidiaries. The New Credit Agreement will require CTB to meet certain financial tests, including minimum consolidated net worth, consolidated cash flow coverage ratio, minimum interest coverage ratio and maximum leverage ratio. The New Credit Agreement will contain covenants which, among other things, will limit the incurrence of additional indebtedness, the nature of the business of CTB and its subsidiaries, investments, leases of assets, ownership of subsidiaries, dividends, transactions with affiliates, asset sales, acquisitions, mergers and consolidations, prepayments of other indebtedness, liens and encumbrances and other matters customarily restricted in such agreements. The New Credit Agreement will contain customary events of default. See "Description of Credit Agreement."



     At March 31, 1997, Fancom had approximately $4.9 million of long term debt outstanding, including a balance of NLG 8.5 million ($4.2 million at the exchange rate in effect on such date) on a term loan, which has quarterly payments of principal plus interest at 5.1% (fixed for three years). Fancom also maintains a NLG 3.5 million ($1.9 million) overdraft facility which had NLG 2.5 million ($1.0 million) of borrowings and NLG 1.0 million ($0.9 million) of availability at March 31, 1997.


     The Company believes that existing cash, cash flow from operations and available borrowings under the New Credit Agreement will be sufficient to support its working capital, capital expenditures and debt service requirements, absent further acquisitions, for the foreseeable future.

INFLATION

     The Company does not believe that inflation has had a material effect on its results of operations.

NEW ACCOUNTING STANDARDS

     In February 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 128, "Earnings per Share" ("SFAS No. 128"). SFAS No. 128 simplifies the earnings per share ("EPS") computation and replaces the presentation of primary EPS with a presentation of basic EPS. This statement also requires dual presentation of basic and diluted EPS on the face of the income statement for entities with a complex capital structure and requires a reconciliation of the numerator and denominator used for the basic and diluted EPS computations. SFAS No. 128 requires restatement of all prior-period EPS data presented. The Company will implement SFAS No. 128 as of and for the year ending December 31, 1997, and the adoption will not have an effect on the financial statements.

                                    BUSINESS

INTRODUCTION


     The Company is a leading manufacturer and marketer of automated feeding, watering and ventilation systems, feed bins, grain storage bins and integrated commercial egg laying and handling systems for the poultry, swine, grain and egg production industries. The Company believes that it has more than 50% of the domestic market for (i) broiler chicken, swine and turkey feeding systems, (ii) integrated commercial egg laying and handling systems and (iii) poultry and swine feed storage and delivery systems. With the Butler Acquisition, the Company is the leading domestic producer of grain storage bins. The Company markets its agricultural products on a worldwide basis primarily under the CHORE-TIME(R) and BROCK(R) brand names through a network of over 500 U.S. and international independent distributors and dealers, which network the Company believes is one of the strongest in the industry. The Company believes that its strong brand names and market positions reflect its 45-year history as the leading innovator in its core markets. The Company recorded net sales and operating income of $148.9 million and $19.3 million, respectively, in 1996. Pro forma for the Butler and Fancom acquisitions, the Company's net sales and operating income would have been $217.4 million and $26.8 million, respectively, for 1996.


     The Company's feeding, watering and ventilation products are used primarily by growers that raise poultry and swine, typically on a contract basis, for large integrators such as Tyson Foods, Inc. Because growers are partially compensated by integrators based on the efficiency with which they convert feed to meat (the "feed-to-meat ratio"), they seek to purchase systems which minimize the feed-to-meat ratio. The Company believes that its systems are among the most cost-efficient in the industry and that it is currently the only provider of a complete line of poultry feeding, watering and ventilation systems which have been widely approved by integrators for use by their growers. The Company's egg laying and handling products are similarly used by egg producers for whom a key determinant of profitability is the ability to maximize the ratio of eggs produced to feed and other costs of production. The Company believes that its egg product lines are also among the most cost-effective in the industry. The Company's grain storage products are primarily used by farm users or commercial businesses such as feed mills, grain elevators, port storage facilities or commercial grain processors. The Company believes that its grain storage and handling systems are of the highest quality due to their strength and durability, facilitation of efficient handling and minimization of grain spoilage.

     The Company's initial predecessor, Chore-Time Equipment Inc. ("Chore-Time Equipment"), was founded in 1952 by Howard S. Brembeck who also established Brock Manufacturing Inc. ("Brock") in 1957 as a manufacturer of bulk storage feed bins. In 1976, Chore-Time Equipment and Brock came under common ownership and in 1985 were merged into a single corporation, Old CTB.

     The Company and its wholly owned subsidiary, CTB Ventures, Inc. ("CTB Ventures"), an Indiana corporation, were organized by ASCP in connection with the CTB Acquisition. Pursuant to the Stock Purchase Agreement (the "Stock Purchase Agreement") dated November 29, 1995 among CTB Ventures, Old CTB and the selling shareholders parties thereto, which included certain members of senior management (the "Old CTB Shareholders"), CTB Ventures purchased all of the issued and outstanding capital stock of Old CTB. Immediately following the consummation of the acquisition, Old CTB merged into CTB Ventures, with CTB Ventures remaining as the surviving corporation, and changed its name to CTB, Inc. See "Certain Relationships and Related Transactions--CTB Acquisition."

INDUSTRY OVERVIEW

     Demand for the Company's products is driven by the overall worldwide level of poultry, swine, egg and grain production as well as the increasing focus both domestically and internationally on improving productivity in these industries. These markets are driven by a number of factors including consumption trends, which are affected by economic and population growth and government policies. Because the U.S. is a net exporter of all of these products, both the Company's domestic and international sales benefit from positive worldwide trends in these markets.

     Demand for the Company's products is positively impacted by the significant economic and population growth occurring in the Company's international markets, including Asia (where average annual gross domestic product growth rates over the past ten years have been nearly triple that of the U.S.), Latin America and to a lesser extent, Eastern Europe and Russia. As a result of increasing disposable income in these international markets, consumers are devoting larger portions of their income to improved and higher protein-based diets. This has stimulated stronger demand for meat, specifically poultry and, to a lesser extent, pork, as these meats provide more cost-effective sources of animal protein than beef.

     Demand for grain and the required infrastructure for grain storage, conditioning and handling, is driven by several factors, including the need for additional grain for increased international production of poultry, swine and other meats discussed above. The U.S. Federal Agricultural Improvement and Reform (FAIR) Act of 1996 and continued crop yield enhancements are expected to lead to increased worldwide grain production. Furthermore, the Company believes that less functionally sophisticated and efficient grain storage facilities outside the U.S. and Western Europe, which experience higher levels of grain spoilage and loss, are increasingly likely to be replaced by more modern equipment. The Company believes that these dynamics will continue to support rising domestic and international demand for the Company's grain storage and handling systems.

  POULTRY INDUSTRY


     Domestic. The U.S. poultry industry has enjoyed steady growth over the past several decades with U.S. broiler production growing at a compound annual growth rate of 5.8% since 1975 to 26.1 billion pounds in 1996 with estimated annual growth rates between 4% and 5% projected through 2001. Industry sources attribute this increase to a number of factors, including consumers' rising disposable incomes and population growth. Additionally, nutritional and health concerns among consumers have led to poultry market share increases relative to red meat due to poultry's relatively low fat, low cholesterol and high protein content. These market share increases have been accelerated by increasing production and managerial efficiencies in the poultry industry which have steadily lowered the relative prices of poultry to beef. Broiler retail prices have declined over 55% in real terms since 1960, as compared to a 25% reduction in beef prices, bringing the price per pound for a broiler to one third that of beef. Finally, the added convenience of poultry preparation has significantly increased the use of poultry by the food service industry, including the fast food, institutional service and the value-added frozen dinner segments. As a result, per capita annual consumption of poultry has increased from its 1976 level of 51 pounds, or approximately 26% of total meat consumption, to an estimated 90 pounds, or 43% of total meat consumption in 1996. Industry sources suggest that the trends that have led to the rise in poultry consumption are likely to continue and will result in an increase in the per capita annual consumption of poultry to 113 pounds by the year 2005.



     International. World poultry consumption grew at a compound annual rate of approximately 5% between 1988 and 1994 (the most recent year for which data is available) due to rising disposable incomes, population growth, declining relative prices of poultry to other meats and product innovations such as the proliferation of pre-packaged poultry products. Further international growth is projected to exceed the rate experienced in the U.S. due to the rapid rate of international economic development and the relatively low market shares that poultry holds of the total meat market in a number of developing countries. Despite 24% compound annual growth in China's per capita poultry consumption between 1992 and 1996, 1996 per capita consumption in China's market of over 1.2 billion people was 21 pounds, well below the 90 pounds per capita in the U.S. in 1996. Furthermore, poultry meat accounts at present for only 19% of the market for meat in China, which is currently the second largest producer and consumer of poultry, compared to 43% in the U.S. As a result of this growth to date and the inability of a number of developing countries to increase their production facilities at a like rate, U.S. poultry exports have grown at a compound annual rate of 24% since 1985, and are projected to grow at approximately 7% annually through 2000. Consequently, the U.S. is now the world's largest exporter of poultry and is expected to hold this position for the foreseeable future. Additionally, as developing markets expand their existing production infrastructures to meet this growing demand, international growers and integrators are seeking the most efficient production systems available. Because the U.S. has developed the most advanced and efficient model of poultry production and because a significant portion of the international poultry production is currently not automated, U.S. integrators and manufacturers of production equipment are playing a large role in educating and developing markets worldwide. This dynamic as well as the increasing importance of U.S. exports in meeting demand has created significant opportunities for both domestic and international product sales for the Company.

  EGG INDUSTRY

     Domestic egg production increased 3% in 1996 compared to 1995 due to rapid growth in the export market and strengthened domestic demand for eggs, after a period of relatively slow growth. With domestic trends towards eating away from home and the increased role of food service companies in food preparation and delivery, demand for eggs in meals and as an ingredient of further processed products has increased. Internationally, combined U.S. exports of eggs and egg products have grown for five years at a compound annual rate of over 16% per year. The principal causes of this growth have been increased shipments of egg products to Japan, Canada and Mexico and increased sales of table eggs to China. Industry sources expect growth in U.S. exports to continue as, among other things, European exports are hampered by decreases in export subsidies and environmental issues that have negatively affected their cost competitiveness.

  PORK INDUSTRY

     Although pork production has experienced slow growth over the past 10 years, there has been a trend, similar to that experienced by the poultry industry, towards industry consolidation from a large number of small operators to a smaller number of larger, integrated operators creating increased demand for automated production systems including feeding and ventilation systems. Since 1980, the number of U.S. swine farms has fallen from over 650,000 to under 250,000. Total pork production, however, has increased from 14.0 billion pounds in 1986 to 17.1 billion pounds in 1996, due to greater capital investment in automated systems by larger operators. This consolidation is likely to further lower production costs and therefore pork prices which may have a favorable impact on per capita pork consumption. Internationally, world pork production is projected to grow at a rate of 2.8% per year from 1996 to 2000. The primary growth areas are expected to include Asia and Mexico with growth also anticipated in the countries of the former Soviet Union and central and eastern Europe. As in the U.S., much of the production is expected to shift from small unconfined manual facilities to more modern automated, confined facilities resulting in lower production costs and improved meat quality. International growth, combined with the shift in production to more automated facilities, is expected to increase demand for the Company's swine feeding and ventilation systems.

  GRAIN AND OTHER AGRICULTURAL COMMODITIES


     After several years of flat growth and constrained supply, world grain production is projected to increase steadily through 2005 to meet demand for grain products. Widespread economic and population growth, which increases demand for animal protein, is driving increased demand for world feed grain production. The U.S. Federal Agricultural Improvement and Reform (FAIR) Act of 1996 and continued crop yield enhancements are expected to permit increased worldwide grain production to meet this demand. According to the United States Department of Agriculture (USDA), increasing demand for grain, combined with short crops and poor weather in key growing regions in the last several years, resulted in a tightening of inventory positions and the lowest level of U.S. and worldwide grain reserves in recent history. For the 1996/1997 marketing year, the world grain stocks-to-use ratio, while recovering slightly at 15% from 8% in 1995/1996, is still well below a historical average of 24% over the past eight years. Consequently, grain prices have risen both in real and nominal terms over the last several years, while also creating significant pricing volatility and variability beyond the normal seasonal variations. Higher grain prices have greatly increased the income and cash reserves of North American grain farmers providing them with the means to invest in additional farm assets.

Commodity price variations provide incentives for grain producers and users to utilize on-farm or commercial grain storage capacity to take advantage of favorable points in the pricing cycle.

BUSINESS STRATEGY

     In January 1996, American Securities, along with senior management and certain founding family members, acquired Old CTB. As a result of the new ownership, management of the Company is implementing a growth strategy designed to position the Company as the premier worldwide provider of high quality, cost-efficient systems for poultry, egg and swine production and integrated grain storage and handling equipment for the agricultural equipment industry. To implement this growth strategy, the Company intends to:

     - CONTINUE TO BUILD LEADING MARKET SHARES IN ATTRACTIVE GROWTH
      MARKETS. The Company believes that it has more than 50% of the domestic market share of broiler, swine and turkey feeding systems, integrated commercial egg laying and handling systems and poultry and swine feed storage and delivery systems. With the Butler Acquisition, the Company is the leading domestic producer of grain storage bins. The Company intends to continue to build its market share in these product lines and believes that it will continue to benefit from strong growth trends in worldwide poultry and swine production, and in demand for grain storage and handling products. The Company believes that the diversity of its end users in the agricultural market, coupled with its increasing international focus, will mitigate the impact of any reduction in demand within any of its individual product lines.

     - CAPITALIZE ON SIGNIFICANT INTERNATIONAL GROWTH OPPORTUNITIES. The Company's products are marketed in over 60 countries through approximately 180 international distributors, with international sales representing approximately 35% of net sales in 1996, pro forma for the Butler and Fancom acquisitions. The Company intends to leverage its worldwide brand name recognition, leading market positions and strong international distribution network to capture the significant demand for its products in international markets. In Brazil, the world's third largest consumer of poultry and swine products, the Company has recently established a subsidiary to manufacture and market its products locally. In China, the world's second largest consumer and producer of poultry and swine products, the Company has recently appointed a master distributor, supported by a network of subdistributors, to complement its existing direct sales and enhance its distribution network in Southeast Asia.

     - OFFER INCREASED VALUE THROUGH INTEGRATED EQUIPMENT SYSTEMS. The Company believes it can significantly lower total production system costs and help end users achieve further productivity gains by offering integrated systems for their total feeding, watering and ventilation needs. Integrated equipment systems offer significant benefits to distributors, including lower administrative and shipping costs and the ease of dealing with a single supplier for all of their customer needs. In 1994, the Company initiated a program to expand its product offerings of poultry watering and poultry and swine ventilation systems and has recently begun offering an integrated line of feeding, watering and ventilation products. Currently, the Company believes it is the only provider of a complete line of poultry feeding, watering and ventilation systems which have been widely approved by integrators for use by their growers. Additionally, with the acquisition of Fancom, the Company now manufactures its own line of control products which increases the Company's flexibility in offering fully integrated feeding, watering and ventilation systems.


     - CONTINUE TO DEVELOP AND INTRODUCE INNOVATIVE PRODUCTS. The Company intends to leverage its research and development expertise and its broad distribution network to introduce additional innovative products that meet customers' needs for enhanced productivity. To maintain and enhance its position as a leader in product innovation and quality, the Company has spent an average of approximately $3.8 million per year over the last five years on research and development. The Company has introduced some of the most innovative products in the industry including (i) the centerless FLEX-AUGER(R) which provides for the delivery of feed to poultry and swine in a uniform fashion, and whose design has become the industry standard,
      (ii) the round, pan-type poultry feeder, which maximizes the accessibility of feed in limited space, and whose design has also become the industry standard, (iii) the TURBO HOUSE(R) ventilation system which offers consistent temperatures and airflow, (iv) the button nipple drinker, which delivers water through a patented nipple that produces a large bead of water allowing young birds to find water rapidly and easily, thereby facilitating weight gain, and (v) the ULTRA-FLO(R) feeder which provides rapid and consistent feed delivery to layers.

     - PURSUE SELECTED PRODUCT LINE EXTENSIONS/ACQUISITIONS. The global poultry and swine production equipment market is generally characterized by a large number of small, niche manufacturers, many of whom lack a broad product line, extensive marketing and distribution networks or the financial and management resources necessary to capitalize on emerging opportunities in domestic and international markets. The Company believes that based on its leading brand names, broad product line and strong distribution network, it is uniquely positioned to take advantage of consolidation opportunities and plans to continue to pursue a selective acquisition strategy by targeting acquisitions that broaden its product range, leverage its distribution base, increase its geographic reach or otherwise enhance its ability to offer its customers integrated systems solutions. The Butler and Fancom acquisitions are intended to advance the implementation of this strategy. See "--Recent Transactions."

RECENT TRANSACTIONS


     Butler Acquisition. On June 23, 1997, the Company acquired substantially all of the assets of Butler. Based in Kansas City, Missouri, Butler manufactures grain storage bins and markets grain storage, conditioning and handling systems for grain producers and processors throughout the world. The Company believes that the Butler Acquisition will contribute to the Company's competitive position in the grain storage bin business by greatly increasing the scope of its current distribution network, enhancing the Company's grain storage bin manufacturing capability and adding an additional range of on-farm and commercial grain storage bins to its existing product line, thereby making the Company the leading U.S. manufacturer of grain storage bins. The acquisition will expand the Company's grain bin distribution base by an additional 300 dealers, expanding dealership coverage in key grain producing states. Butler had net sales and operating income of $41.7 million and $6.1 million, respectively, in 1996 and of $6.6 million and $0.9 million, respectively, for the three months ended March 31, 1997. The purchase price for Butler was $32.5 million and was financed with borrowings under the Existing Credit Agreement. The purchase price is subject to (i) upward adjustment (not to exceed $2.5 million) by the amount by which the actual net asset value of Butler at closing (to be determined by a specified post-closing procedure) exceeds the estimated net asset value or (ii) downward adjustment by the amount by which such actual net asset value is less than such estimated net asset value. Butler Manufacturing Company transferred the assets of Butler to the Company free of all liens, claims and encumbrances, and the Company has assumed only certain specified ordinary course liabilities of Butler. The Company has the right to use the Butler logo for two years after the closing date of the Butler Acquisition and the trademark and tradename for three years after such closing date.



     Fancom Acquisition. On May 1, 1997, the Company acquired all of the capital stock of Fancom. Fancom, based in The Netherlands, is a manufacturer of climate control systems and software applications for the agricultural equipment business. These systems permit the simultaneous remote monitoring and operation of multiple poultry and swine locations and the complete control of all critical processes within facilities where poultry and swine are raised and eggs are produced, including climate, feeding, watering, weighing and storage. The Company believes that the Fancom Acquisition strengthens the Company's ability to offer integrated equipment solutions and to further access the European market where 90% of Fancom's sales are currently made through approximately 100 distributors and dealers. To date, Fancom's distribution and product development efforts have been limited in regions such as the U.S., China and Brazil where the Company has been active. The Company intends to utilize its extensive distribution network with Fancom's expertise in product development and design to market existing and new products in these markets. The purchase price for the Fancom Acquisition was NLG 35.1 million ($18.1 million at an exchange rate of NLG 1.915 to $1.00, the rate at which the Company purchased Dutch Guilders on May 1, 1997 for the purpose of closing the Fancom Acquisition (the "May 1 Rate")), including the assumption of NLG 11.4 million ($5.9 million at the May 1

Rate) of Fancom's indebtedness. The purchase price is subject to upward adjustment by the amount of Fancom's net income for the two months ended April 30, 1997. The purchase price was financed with borrowings under the Existing Credit Agreement. Fancom had net sales and operating income of $27.2 million and $2.8 million, respectively, in 1996 based on the 1996 Exchange Rate and of $7.0 million and $0.8 million, respectively, for the three months ended March 31, 1997 based on the average exchange rate for such period.


     Vinyl Division Divestiture. On May 29, 1997, the Company sold substantially all assets (other than accounts receivable) relating to its PVC deck, dock and fence business for approximately $8.2 million to a subsidiary of Royal Group Technologies Limited. In conjunction with the sale, the Company entered into a joint venture with the acquirer to produce certain extruded PVC agricultural equipment component parts for the Company for a period of five years.

PRODUCTS

     Historically, the Company has been primarily a producer of feeding systems, commercial egg laying and handling systems and grain and feed storage bins. Although in the past the Company has also offered watering and ventilation systems, recently the Company increased its emphasis on these products by introducing more advanced poultry watering systems and poultry and swine ventilation systems, which the Company believes equal or exceed the quality of competing products. The increased emphasis on these product offerings reflects the Company's strategy to offer complete, integrated feeding, watering and ventilation systems for poultry and egg production and feeding and ventilation systems for swine production. The Company believes that its ability to offer integrated systems provides it with a competitive advantage by enabling producers to purchase complete, integrated production systems from a single distributor who can offer high quality installation and service. The Company believes that its systems are among the most cost-efficient in the industry and that it is currently the only provider of a complete line of poultry feeding, watering and ventilation systems which have been widely approved by integrators for use by their growers. The Company is also a manufacturer of grain storage bins and worldwide marketer of grain storage and handling systems for on-farm and commercial storage. The Company believes that its grain storage and handling systems are of the highest quality due to their strength and durability, facilitation of efficient handling and minimization of grain spoilage.

     With the addition of Butler's product offerings, the Company has further strengthened its grain storage bin business and believes it is the leading domestic producer of grain storage bins. With the addition of Fancom's product lines, the Company manufactures its own line of control products which increases the Company's flexibility in offering fully integrated feeding, watering and ventilation systems.

  FEEDING SYSTEMS

     The Company manufactures feeding systems for the buildings in which broilers, turkeys and breeders (chickens and turkeys raised to produce hatching eggs) are raised. Broilers and turkeys are raised in grow-out houses and breeders are raised in breeder houses. The Company also manufactures swine feeding systems for all stages of swine production, including feed storage bins, feed delivery systems and volumetric feeders.

     In addition to the individual product features outlined below, the Company believes that its poultry and swine feeding systems are distinguished by non-corrosive plastic and galvanized steel parts specially engineered for durability and reliable operation, the FLEX-AUGER(R) system which allows feed to be conveyed up, down and around corners, and automated controls which coordinate feeding, watering, ventilation and lighting schedules. Additionally, the Company's feed storage bins, used for bulk feed storage, are distinguished by a number of patented features that are designed to maximize capacity, permit easy cleaning and ensure proper feed flow. These features are reflected in the "All-Out(TM) System" which is designed to manage the quality of stored feed and prevent rain and condensation from entering feed storage bins and provide first-in, first-out material flow, thereby keeping feed fresh to prevent spoilage, and blended to provide uniform quality rations to the poultry and swine.

     The Company sells its feeding systems under the CHORE-TIME(R) brand name. It also markets its feed storage bins under the BROCK(R) brand name.

     Poultry. The Company believes that feed accounts for between 60% and 70% of the total cost of raising poultry. Therefore, the profitability of broiler and turkey growers is largely dependent upon the feed-to-meat conversion ratio and the profitability of growers of breeders is largely dependent upon the total amount of feed required to maximize egg production. The Company's feeding systems for broilers and turkeys are designed to minimize the feed-to-meat conversion ratio by making feed attractive and easily accessible to broilers and turkeys at all stages of growth while simultaneously limiting feed waste. The Company's feeding systems for breeders are designed to maximize egg production by delivering appropriate diets at scheduled times, by reducing competition for feed among breeders and by separately feeding hens and roosters thereby reducing stress and enhancing productivity of the hens and roosters. The Company also manufactures and markets a feeding system that is mounted on its egg layer cages. See "--Egg Laying/Handling Systems."

     The Company's poultry feeding systems consist of feed storage bins located outside the grow-out or breeder houses, a feed delivery system which delivers the feed from the feed storage bin into the house and an internal feed distribution system which delivers the feed to the birds. The feed delivery and distribution systems include the Company's FLEX-AUGER(R) conveying products which convey the feed through an enclosed pipe from the feed storage bin to the house and then to feeding pans. These feeding pans are suspended throughout the grow-out and breeder houses with suspension apparatus and other components allowing direct feed delivery to each bird. The suspension apparatus for grow-out houses raises and lowers the pans according to the size of the birds. In addition, these patented feed pans automatically adjust from flood feeding for young chicks to regulated feed levels for older birds. Automatic timers are also available to allow for automated periodic feeding. Feed storage bins manufactured by the Company are sold as an integrated component of the Company's feeding systems.

     Swine. The profitability of swine producers is significantly affected by the feed-to-meat conversion ratio and the number of pounds of lean meat of swine produced for consumption, and with respect to sows (swine produced for breeding purposes), the size and number of litters per sow per year. The Company's feeding systems for swine are designed to minimize the feed-to-meat conversion ratio of swine by delivering appropriate diets at scheduled times to prevent swine from eating continuously, thus reducing feed waste and improving feed conversion and utilization. The Company's feeding systems for sows are designed to maximize the production of piglets by lowering animal stress and reducing the associated costs by limiting feed waste and minimizing labor costs.

     The Company's swine feed delivery systems are similar in concept to those designed for poultry, consisting of a feed storage bin outside of the swine building, a FLEX-AUGER(R) feed delivery system which conveys the feed to and through the building to feed dispensers suspended within the building which provide individualized feeding through automatic timers.

  WATERING SYSTEMS

     The Company has recently begun producing nipple watering systems for breeder, layer and broiler houses. The ability of each bird to obtain water easily and rapidly is an essential factor in facilitating weight gain. The Company's watering system consists of a water pipe system which distributes water throughout the house to drinking units supported by winches, cables and other components. The water is delivered to the system through a regulator designed to provide differential water pressure according to demand. For grow-out houses, the watering system delivers water through a patented button nipple drinker that produces a large bead of water allowing young birds to find water rapidly and easily, thereby facilitating weight gain.

     The Company's watering systems are further distinguished by water pressure and height adjustments which allow the delivery of appropriate flow rates to birds of all ages, corrosion resistant parts and easy installation, maintenance and self-cleaning features.

     In addition, the Company's watering systems, together with its poultry feeding and ventilation systems, allow the Company to offer poultry growers a complete integrated production system controlled by its automated controls. See "--Automated Controls." The Company sells its watering systems under the CHORE-TIME(R) brand name.

  VENTILATION SYSTEMS

     The Company manufactures and supplies ventilation systems for breeder, layer and broiler grow-out houses and swine buildings. The systems consist of fans, shutters, evaporative cooling systems, winches, inlets and other accessories to regulate temperature and air flow. The acquisition of Fancom complements the Company's product line of ventilation systems with the most advanced climate control and software applications commercially available which permit the remote control and monitoring of the climates of multiple poultry and swine locations. Proper ventilation systems are crucial for minimizing the feed-to-meat conversion ratios by reducing stress caused by extreme temperature fluctuation, allowing for higher density production and providing for optimum bird and swine health through disease prevention.

     The Company's ventilation systems are distinguished by ease of assembly in the field, energy-efficient airflow management, a design well suited for international sales because it ships compactly and inexpensively and assembles with little hardware and few tools, a reliable system of environmental controls and a non-corrosive line of fans designed for layer and swine buildings. In addition, the Company's ventilation systems may be marketed with the Company's feeding and watering systems to poultry growers and with the Company's feeding systems to swine growers to offer integrated production systems which can be controlled by the Company's automated controls. See "--Automated Controls." The Company sells its ventilation systems under the CHORE-TIME(R) brand name.

  EGG LAYING/HANDLING SYSTEMS

     The Company is a leading U.S. manufacturer of egg laying and handling systems. Its integrated system approach includes layered galvanized wire mesh cages, feed storage bins, a feed delivery system, cage mounted feeders, an egg collection system, ventilation, watering and waste removal equipment. The feeding, watering and ventilation components of each system are similar to those described above.

     The profitability of poultry egg producers is significantly affected by the number and size of eggs produced by each bird, the cleanliness of the eggs and the length of each bird's laying cycle. Egg production is optimized by factors similar to those minimizing the feed-to-meat conversion ratio for broilers and, therefore, product features such as periodic individualized feeding, easy access to water and adequate ventilation distinguish the Company's egg laying systems. In addition, profitability depends upon the gentle handling of eggs to minimize breakage. The Company's egg handling system is distinguished by a patented egg collection system, designed to handle eggs more gently, resulting in fewer cracked or broken eggs. In addition, because the Company manufactures all the necessary production systems for an egg house, it can offer fully integrated egg laying and handling systems monitored and operated locally or remotely by the Company's automated controls. See "--Automated Controls." The Company sells its egg laying and handling systems under the CHORE-TIME(R) brand name.

  AUTOMATED CONTROLS

     In conjunction with sales of automated poultry, swine and egg laying and handling systems, the Company sells a full range of systems controls, many of which are manufactured by third parties. Controls are available for breeder, grow-out and egg laying houses and swine buildings to operate automatically the feeding, watering, ventilation and lighting operations, either individually or as fully integrated systems.

     With the acquisition of Fancom, the Company now manufactures its own line of control products which includes a broad range of sophisticated, whole-house personal computer-based control systems and increases the Company's flexibility in offering fully integrated systems. Fancom offers the only computerized agricultural control systems whose products are ISO 9001 certified, with systems ranging from individual climate, liquid and dry feeding, and weighing controls to personal computer based systems allowing for simultaneous remote monitoring and control of multiple poultry and swine locations.

     In the U.S., the egg industry has achieved greater levels of automation than the poultry and swine industries by utilizing personal computer-based control systems to coordinate the feeding, watering, ventilation and lighting schedules in the layer houses on an integrated basis. The Company anticipates similar advances in domestic broiler, turkey and swine production.

  GRAIN STORAGE BINS

     The Company manufactures and sells a complete line of grain storage bins made of galvanized steel under the BROCK(R) brand name. The Company manufactures over 300 models of grain storage bins for on-farm and commercial grain storage in diameters ranging from 15 to 105 feet with capacities to over 600,000 bushels. The Company also manufactures and markets a line of industrial bulk storage bins and conveying equipment. In addition to the products marketed under the BROCK(R) brand name, the Company produces grain storage bins on a private label basis.

     The Company's grain storage bins are distinguished by an aeration floor which helps preserve grain condition, patented corrosion resistant bolts and certain additional patented features which prevent clumps of grain from blocking bin unloading wells. The Company believes its grain storage bins are further distinguished by superior roof strength, ease of installation, special engineering for durability and reliable operation and superior cosmetic appearance.

     With the acquisition of Butler, the Company has enhanced its grain storage bin manufacturing capability and has added an additional range of on-farm and commercial grain storage bins to its existing product line. The Butler Acquisition has expanded the Company's grain bin distribution base by an additional 300 dealers, expanding dealership coverage in key grain producing states. The Company has the right to use the Butler logo for two years after the closing date of the Butler Acquisition and the trademark and trade name for three years after such closing date.

PRODUCT DISTRIBUTION

     The Company sells its products primarily through a network of over 500 U.S. and international independent distributors and dealers who offer targeted geographic coverage in key poultry, swine, egg and grain producing markets throughout the world. The Company's distributors and dealers sell products to poultry, egg, swine and grain producers, agricultural companies and other end users. These independent distributors and dealers install and service the Company's products and many of them also offer technical support and service to the end user. Some of the Company s distributors sell products directly to end users and others sell products through their own dealer networks. The Company trains its distributors and dealers at its technical training center to install and service the Company's products and systems. The Company believes that its distribution network is one of the strongest in the industry, providing its customers with high levels of service. The Company maintains longstanding relationships with its distribution network, with its top 25 distributors and dealers having an average tenure with the Company of 17 years.


     The Company maintains written contracts with many of its distributors and dealers. Such contracts generally do not require the Company to sell, or the distributors and dealers to purchase, a fixed amount of products. Contracts with domestic distributors and dealers generally do not have a set term and may be terminated by either party after giving the other party the required notice under the contract, typically 30 to 90 days. Contracts with international distributors generally have a set term, usually one year, although initial terms of two years are occasionally granted. The current form of international contract provides for automatic annual renewals unless either party gives notice of its intent not to renew at least 60 days before contract expiration.


     The Company also maintains a 59 person sales force. In addition to providing oversight services of the distribution network, the sales force is responsible for maintaining continual contact with the marketplace by interacting with integrators and end users, recruiting new and additional distribution outlets for the Company's products, and continually educating the distributors and dealers on the Company's product uses and functions. The Company further supports its products and markets with a 38 person technical service and support team who provide training and advice to distributors, dealers and end users regarding installation, operation and service of products and, when necessary, provide on-site service.

     In 1994, 1995 and 1996, no individual company or distributor represented more than 10% of the Company's net sales.

  DOMESTIC DISTRIBUTION AND CUSTOMERS

     The Company sells its products domestically (including Canada) through a network of over 400 independent distributors and dealers who market, sell and, in many cases, install the Company's products and provide post-sale technical support and service. The Company believes that its domestic distribution network, which provides targeted geographic coverage in key poultry, swine, egg and grain producing markets, is the strongest in the industry. The Company's distribution network is supported by its internal sales management force consisting of 24 professionals, as well as its 17 person technical service and support team.

     Distributors and dealers are given a primary coverage area but are not restricted from competing in other markets. The turnover of distributors and dealers is low. Many distributors and dealers market and sell several of the Company's different product lines.

     Feeding Systems. The Company typically sells its poultry and swine feeding systems along with its feed storage and delivery systems to its network of distributors and dealers who then market, sell and install the Company's products and provide post-sale technical support and service to poultry and swine producers. The Company has approximately 137 distributors and dealers of its CHORE-TIME(R) brand feeding systems. These distributors and dealers typically sell several of the Company's products.

     Watering and Ventilation Systems. The Company sells its watering and ventilation systems either to its distributors and dealers of CHORE-TIME(R) brand products or directly to poultry and swine producers.

     Egg Laying/Handling Systems. The Company sells its integrated egg laying and handling systems both directly to large domestic egg producers and through the Company's seven distributors and dealers who sell and service egg laying and handling systems.

     Grain Storage Bins. The Company sells its grain storage bins to its distributors and dealers who market them for commercial grain storage and farm grain storage markets. The Company occasionally makes direct sales of its commercial storage bins. The Company currently has approximately 270 distributors and dealers of its grain storage bins.

  INTERNATIONAL DISTRIBUTION AND CUSTOMERS

     The Company markets its products outside of the U.S. and Canada through its international marketing arm, Chore-Time/Brock International ("CTBI"), and licenses a limited number of its products to a small group of foreign distributors and dealers who manufacture and sell those products. In addition, CTBI markets complete equipment systems utilizing products from several manufacturers for the world market. Products sold under the CHORE-TIME(R) brand name, however, account for the majority of international sales. International sales of the Company's grain storage bins are primarily for commercial use.

     The Company believes that its network of international distributors and dealers is one of the strongest in the industry. The Company has more than 80 distributors and dealers located in over 60 countries outside the U.S. and Canada. Most of these distributors sell many of the Company's products. In addition, most of these distributors do not sell competitors' products. The Company also sells directly into some international markets and provides engineering and construction management support. The Company's international distribution network is supported by its internal sales management force consisting of 35 professionals, as well as its 21 person technical service and support team.

     The Company's products have been sold in over 100 countries. The Company prefers to sell its products to local distributors and dealers, while maintaining the right to make direct sales to key international customers. CTBI sales representatives are assigned to specific geographic areas and are responsible for development of their respective markets and distributor and dealer networks. While the Company anticipates that sales will continue to be generated worldwide, the Company is targeting Brazil, China and India, where it believes the greatest potential for significant growth exists.

     Net sales generated by the Company by international market region in 1996 were as follows:

                        1996 NET SALES BY FOREIGN REGION


                                                                    COMPANY
                                                       ----------------------------------
                                                          ACTUAL            PRO FORMA(1)
                                                                 (IN THOUSANDS)
        Latin America................................  $14,129   9.5%(2)   $16,723    7.7%(2)
        Europe/Mideast...............................   10,334   6.9        37,567   17.3
        Asia.........................................   14,174   9.5        20,739    9.5
        Canada.......................................    4,254   2.9         8,741    4.0


------------------------------
(1) Pro forma for the Butler and Fancom acquisitions.


(2) Percentage of total 1996 net sales.


  BUTLER DISTRIBUTION

     Butler sells its products through over 300 independent distributors and dealers located in various regions throughout the U.S. and Canada. Butler's grain bin distribution is strongest in the western portion of the U.S. grain belt, complimenting the Company's grain bin distribution which is highly concentrated in the eastern portion of the U.S. grain belt. Butler oversees its distribution network through five sales managers primarily responsible for maintaining and recruiting dealers and distributors as well as a limited number of direct sales. Additionally, Butler markets grain storage and handling systems internationally through its staff of four sales professionals.

  FANCOM DISTRIBUTION

     Fancom markets its controls systems through several distribution channels. In The Netherlands, which accounts for nearly 50% of its sales, Fancom sells through 80 dealers specializing in the agricultural market. In Denmark and France, Fancom has established its own local offices and distributes through those local offices. In all of its other markets, which span 22 countries, Fancom has more than 100 distributors and dealers. Fancom supports these distribution networks with marketing and product development initiatives.

COMPETITION

     The market for the Company's products is competitive. Domestically and internationally, the Company competes with a variety of manufacturers and suppliers, many of which offer only a limited number of the products offered by the Company and two of which offer products across most of the Company's product lines.

     Competition is based on the price, value, reputation, quality and design of the products offered and the customer service provided by distributors, dealers and manufacturers of the products. The Company believes that its leading brand names, strong distribution network, diversified product line, product support and high quality products enable it to compete effectively. The Company further believes that its ability to offer integrated systems to poultry, egg and swine producers, which significantly lower total production costs and help producers achieve further productivity gains, provide it with a competitive advantage. The Company also believes that integrated equipment systems offer significant benefits to distributors, including lower administrative and shipping costs and the ease of dealing with a single supplier for all of their customer needs. Currently, the Company believes it is the only provider of a complete line of poultry feeding, watering and ventilation systems which have been widely approved by integrators for use by their growers. In addition, the Company's distributors and dealers provide producers with high quality service, installation and repair. With the Butler Acquisition, the Company is the leading domestic producer of grain storage bins.

NEW PRODUCT DEVELOPMENT

     The Company has a product development and design engineering staff of approximately 57 people, most of whom are located in Milford, Indiana. Expenditures by the Company for product research and development amounted to approximately $3.8 million, $3.8 million and $3.6 million for the years ended December 31, 1994, 1995 and 1996, respectively. The Company charges research and development costs to operations as incurred. The Company anticipates product research and development spending to continue at historic levels.

     With the Fancom Acquisition, the Company enhanced its research and development activities by adding a staff of 18 research and development specialists who, together with four product development specialists, are dedicated to product innovation and development in automated controls in Fancom's core markets. In 1996, Fancom spent approximately $1.2 million (at the 1996 Exchange Rate) in product research and development.

SUPPLIERS

     The Company manufactures its products primarily with galvanized steel, steel wire and polymer materials, including PVC pipe, polypropylene and polyethylene. In addition, it purchases certain components including electric motors for incorporation in certain of its products. It also purchases grain handling systems which it sells together with grain storage bins outside of the U.S. The PVC pipe is purchased from a company formed in conjunction with the Vinyl Division Divestiture in which CTB has a 50% ownership interest. The Company is not dependent on any one of its suppliers and has not experienced difficulty in obtaining any parts or materials. The Company purchases galvanized steel from a variety of integrated mills and galvanizing processors. In addition, the components or substitute components, materials and parts purchased by the Company are readily available from alternative suppliers.

FACILITIES

     The following table sets forth information regarding the principal properties of the Company:

LOCATION                           FACILITY DESCRIPTION                SQUARE FEET     LEASED/OWNED
Milford, Indiana                   Plant, corporate headquarters         611,000            Owned
                                   and miscellaneous areas
Kansas City, Missouri(1)           Plant and office                      396,000            Owned
Decatur, Alabama                   Plant and office                      120,000            Owned
Panningen, The Netherlands(2)      Plant and office                       43,600            Owned
Wierden, The Netherlands(2)        Plant and office                       25,800           Leased
Deurne, The Netherlands            Warehouse and office                    8,300           Leased
Londrina, Brazil                   Warehouse and office                    5,000           Leased
Vitre, France(2)                   Warehouse and office                    3,900            Owned
Vitre, France(2)                   Warehouse                               2,900           Leased

------------------------------
(1) Acquired in connection with the Butler Acquisition.
(2) Acquired in connection with the Fancom Acquisition.

     Management believes that its facilities and equipment are generally well maintained and are in good operating condition and that its capacity for the manufacture of its products is adequate to satisfy anticipated demands for the foreseeable future.

MANAGEMENT INFORMATION SYSTEMS

     The Company has historically developed its own computer software to perform order entry, production planning and accounting functions. The Company recently decided to purchase software to meet current and future functional requirements. The new software system will replace a number of the Company's current systems and support the Company's future software needs. The new system of fully integrated applications will allow the Company to improve customer service by reducing order lead times, improving manufacturing process quality and lowering costs. The Company anticipates that the new system will be fully implemented by early 1998.

SEASONALITY

     Sales of agricultural equipment are seasonal, with poultry, swine and egg producers purchasing equipment during prime construction periods in the spring, summer and fall and farmers traditionally purchasing grain storage bins in the summer and fall in conjunction with the major harvesting season. The Company's net sales and net income have historically been lower during the first and fourth quarters as compared to the second and third quarters. See "Management's Discussion and Analysis of Financial Conditions and Results of Operations--Quarterly Results."

BACKLOG

     Backlog is not a significant factor in the Company's business taken as a whole, because most of the Company's products are delivered within a few weeks of their order. The Company's backlog at April 30, 1997 was $30.7 million.

PATENTS AND TRADEMARKS

     Since Old CTB's inception, the Company has obtained nearly 100 U.S. patents covering innovations in poultry and livestock feeding and other agricultural equipment. The Company aggressively seeks patent protection for its technological developments. The Company currently has 70 active U.S. patents and has applied for 5 additional U.S. patents. No significant patents will expire prior to December 31, 2001.

     The Company has 35 U.S. trademarks and has submitted applications for an additional 14 U.S. trademarks. While the Company believes its patents and trademarks have significant value, the Company does not believe that its competitive position is dependent on patent protection or that its operations are dependent on any individual patent or group of related patents.

PRODUCT LIABILITY AND LEGAL PROCEEDINGS

     From time to time, the Company is involved in various litigation matters involving ordinary and routine claims incidental to the Company's business. Products sold by the Company may expose it to potential liabilities for personal injury or property damage claims relating to the use of such products. The Company maintains third-party product liability insurance which it believes to be adequate. To date the aggregate costs to the Company for claims, including product liability actions, has not been material. However, a significant claim that is uninsured or partially insured could result in loss or deferral of revenues, diversion of resources or damage to the Company's reputation, any of which could have a material adverse effect on the financial condition of the Company.

     There are no legal proceedings pending against the Company which, in the opinion of management, would have a material adverse effect on the Company's financial position, results of operations or liquidity.

REGULATORY AND ENVIRONMENTAL MATTERS

     Like other manufacturers the Company is subject to a broad range of federal, state, local and foreign laws and requirements, including those governing discharges to the air and water, the handling and disposal of solid and hazardous substances and wastes, the remediation of contamination associated with releases of hazardous substances at the Company's facilities and offsite disposal locations, workplace safety and equal employment opportunities. The Company has made, and will continue to make, expenditures to comply with such laws and requirements. The Company believes, based upon information currently available to management, that it is in compliance with applicable environmental and other legal requirements and that it will not require material capital expenditures to maintain compliance with such environmental requirements in the foreseeable future.

Governmental authorities have the power to enforce compliance with such laws and regulations and violators may be subject to penalties, injunctions or both. Third parties may also have the right to enforce compliance with such laws and regulations.

EMPLOYEES

     As of April 30, 1997, the Company had 887 employees. Management believes that its relationships with the Company's employees are good. The Company added approximately 174 employees pursuant to the Butler Acquisition and approximately 153 employees pursuant to the Fancom Acquisition. Butler's hourly employees are currently subject to a collective bargaining agreement which expires January 31, 2000.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

     The directors and executive officers of the Company and their respective ages and positions are as follows:

                    NAME                      AGE                     POSITION
J. Christopher Chocola......................  35    President, Chief Executive Officer and
                                                    Director
Don J. Steinhilber..........................  39    Vice President, Chief Financial Officer and
                                                    Treasurer
Bruce H. Marshall...........................  47    President of CTBI
Robert W. Martin............................  59    Executive Vice President of CTB
Roger W. Townsend...........................  42    Executive Vice President and General
                                                    Manager--Grain Systems of CTB
Michael J. Kissane..........................  40    Vice President, General Counsel and Secretary
Mark A. Lantz...............................  36    Vice President and General Manager--Cage
                                                    Systems of CTB
Brian D. Dawes..............................  38    Vice President and General Manager--Floor
                                                    Systems of CTB
Michael G. Fisch............................  35    Chairman of the Board of Directors
Caryl M. Chocola............................  58    Director
Larry D. Greene.............................  40    Director
Frank S. Hermance...........................  49    Director
David Horing................................  34    Director
Charles D. Klein............................  59    Director

     J. Christopher Chocola became President of the Company in February 1996 and Chief Executive Officer of the Company in April 1997. Mr. Chocola has served as Chief Executive Officer of CTB (prior to January 1996, Old CTB) since March 1994. From July 1993 to March 1994, Mr. Chocola served as Executive Vice President of Old CTB. From November 1993 to July 1996, Mr. Chocola served as the General Manager of the Chore-Time division. From October 1991 to November 1993, Mr. Chocola served as the General Manager of the Brock division. Mr. Chocola joined Old CTB in 1988. Mr. Chocola was elected to the Board of Directors of Old CTB in February 1991 and of the Company in February 1996.

     Don J. Steinhilber became Vice President, Chief Financial Officer and Treasurer of the Company in April 1997. Mr. Steinhilber served as Vice President and Assistant Treasurer of the Company from December 1995 until April 1997. Since December 1996, Mr. Steinhilber has served as Vice President, Chief Financial Officer and Treasurer of CTB. From July 1993 to December 1996, Mr. Steinhilber served as Vice President and Treasurer of CTB (prior to January 1996, Old CTB). From July 1991 to July 1993, Mr. Steinhilber served as International Controller of Old CTB. Mr. Steinhilber joined the Company in July 1991.

     Bruce H. Marshall joined CTB in December 1996 as President of CTBI. Prior to joining the Company, Mr. Marshall was Vice President and General Manager of Thiokol Technologies International, a commercial aerospace business, from 1989 to November 1996.

     Robert W. Martin became Executive Vice President of CTB in December 1996. Mr. Martin served as Vice President and Chief Financial Officer of CTB from April 1996 until December 1996. Mr. Martin joined CTB in March 1996. Prior to joining CTB, Mr. Martin was Vice President, Treasurer and Chief Financial Officer of Fairfield Manufacturing Company, Inc., a manufacturer of high precision custom gears and planetary gear systems, from 1990 to 1994.

     Roger W. Townsend has served as Executive Vice President of CTB since April 1996 and became General Manager--Grain Systems of CTB in May 1997. Mr. Townsend was Chief Operating Officer of CTB (prior to January 1996, Old CTB) from March 1994 until May 1997. From November 1993 to July 1996, Mr. Townsend served as General Manager of the Brock division. From July 1993 to November 1993,

Mr. Townsend served as Vice President of Engineering of Old CTB. From October 1991 to July 1993, Mr. Townsend served as Assistant General Manager of the Brock division. Mr. Townsend joined the Company in 1977.

     Michael J. Kissane became General Counsel and Secretary of the Company in April 1997 and Vice President of the Company in December 1995. Mr. Kissane has been a Vice President of CTB (prior to January 1996, Old CTB) since July 1993, the Secretary of CTB (prior to January 1996, Old CTB) since March 1994 and has served as General Counsel of CTB (prior to January 1996, Old CTB) since joining the Company in January 1992. Prior to joining the Company, Mr. Kissane was a member of the law firm of Strauss & Kissane in San Diego, California.

     Mark A. Lantz became Vice President and General Manager--Cage Systems of CTB in May 1997. Mr. Lantz served as Vice President--Operations of CTB from February 1996 until May 1997. Mr. Lantz served as Operations Manager of CTB (prior to January 1996, Old CTB) from November 1993 until February 1996, as Vice President--Manufacturing of Old CTB from July 1993 until November 1993 and as Plant Manager of Old CTB from October 1991 until July 1993. Mr. Lantz joined Old CTB in 1989.

     Brian D. Dawes has served as Vice President and General Manager--Floor Systems of CTB since May 1997. Mr. Dawes was Vice President of the Vinyl Products Division of CTB (prior to January 1996, Old CTB) from July 1994 until May 1997. Mr. Dawes served as Manager of National Contract Sales at Zimmer, Inc., an orthopedics product division of Bristol-Myers Squibb, from 1992 until July 1994. Mr. Dawes rejoined Old CTB in 1994, having served in management positions at Old CTB from 1981 until 1986.

     Michael G. Fisch was elected to the Board of Directors in November 1995. Mr. Fisch has been President of ASCP since 1994 and a Managing Director of American Securities, L.P. since 1993. From 1991 to 1993, Mr. Fisch served as a Managing Director of First Atlantic Capital, Ltd., a private investment firm. Mr. Fisch is presently Chairman of the Board of Caribbean Restaurants Holdings, Inc., a Burger King franchisee, and is a director of MVE Holdings, Inc., a manufacturer of cryogenic storage vessels, Caire, Inc., a medical supply company, and Ketema, Inc., a diversified industrial company.

     Caryl M. Chocola was elected to the Board of Directors in February 1996 and has served on the Board of Directors of CTB (prior to January 1996, Old CTB) since 1976. Ms. Chocola has been President of K.C. Equine Systems Inc., a provider of fencing and feeder equipment since 1993. Ms. Chocola has been an employee of CTB since 1987. Ms. Chocola is the mother of Mr. Chocola.

     Larry D. Greene was elected to the Board of Directors in April 1997. Mr. Greene has served as Senior Vice President of Tauber Enterprises, a private investment company, since 1992. He served as Executive Vice President and Chief Operating Officer of Sinai Health System, a healthcare company, from 1988 until 1992. Mr. Greene also serves on the board of directors of Complex Tooling & Molding, Inc., an injection molder of plastic components.

     Frank S. Hermance was elected to the Board of Directors in June 1997. Mr. Hermance has served as President and Chief Operating Officer of AMETEK, Inc., a diversified industrial company, ("AMETEK"), since November 1996. Mr. Hermance served as Executive Vice President and Chief Operating Officer of AMETEK from January 1996 until November 1996 and as President of the Precision Instruments Group of AMETEK from 1994 until November 1996. From 1990 until 1994, Mr. Hermance was Group Vice President of AMETEK.

     David Horing was elected to the Board of Directors in November 1995. Mr. Horing has been a Principal of ASCP since May 1995. Prior to that time, Mr. Horing served as a Manager of The Dyson-Kissner-Moran Corporation, a private investment firm, which he joined in 1988. Mr. Horing is a director of the general partner of Community Pacific Broadcasting Company, L.P., a radio broadcaster, and Caribbean Restaurants Holdings, Inc.

     Charles D. Klein was elected to the Board of Directors in November 1995. Mr. Klein has been a financial advisor to the William Rosenwald family and a Managing Director of American Securities, L.P. and its predecessors since 1978. Mr. Klein is a director of AMETEK, Ketema, Inc., the general partner of Community Pacific Broadcasting Company, L.P. and Caribbean Restaurants Holdings, Inc.

TERM OF OFFICE

     There are currently seven members of the Board of Directors. Directors are elected annually by a plurality of votes by the stockholders present and voting at the annual meeting. Each director holds office until his successor is elected or qualified.

COMMITTEES OF THE BOARD OF DIRECTORS

     There are two committees of the Board of Directors: the Audit Committee (comprising Ms. Chocola and Messrs. Fisch and Horing) and the Compensation Committee (comprising Ms. Chocola and Messrs. Fisch and Klein). Upon completion of the Offering, the Board of Directors will establish an Executive Committee. The Board of Directors also may establish from time to time any other committees that it deems necessary or advisable.

     The Audit Committee is responsible for making recommendations to the Board of Directors regarding the selection of independent accountants to audit the Company's annual financial statements, conferring with the independent accountants and reviewing the scope and the fees of the annual audit, reviewing the Company's audited financial statements, accounting and financial procedures, monitoring the Company's ethics and conflict of interest procedures and approving the nature and scope of nonaudit services performed by the independent accountants. Upon completion of the Offering, the Audit Committee will be comprised of Messrs. Horing, Greene and Hermance.

     The Compensation Committee is responsible for reviewing and making recommendations to the Board of Directors on all matters concerning compensation of employees and management. Upon completion of the Offering, the Compensation Committee will be comprised of Messrs. Fisch, Greene and Hermance.

     The Executive Committee will be responsible for meeting when required on short notice during intervals between meetings of the Board of Directors and will have authority to exercise all of the powers of the Board of Directors in the management and direction of the affairs of the Company subject to specific directions of the Board of Directors and to the limitations of the Delaware General Corporation Law. The Executive Committee also will be responsible for reviewing the financial policies and procedures of the Company, considering corporate financing and the issuance and sale of the Company's securities, recommending certain acquisitions and dispositions, and reviewing certain other financial matters. Upon completion of the Offering, the Executive Committee will consist of Messrs. Chocola, Fisch and Horing.

DIRECTOR COMPENSATION

     Each director of the Company who is not an employee of the Company or an employee of American Securities will receive an annual fee of $10,000 plus a fee of $2,500 for each Board of Directors meeting attended and $2,500 for each committee meeting attended if not held concurrently with a meeting of the Board of Directors. Directors who are also employees of the Company will receive no remuneration for serving as directors. In 1997, directors who were officers or employees of the Company or American Securities received no compensation for service as members of the Board of Directors or any committees thereof. Messrs. Greene and Hermance were each granted options to purchase 18,140 shares of Common Stock at an exercise price of $10.92 per share on May 13, 1997 and June 18, 1997, respectively.

EXECUTIVE COMPENSATION

     The following table sets forth all compensation earned and/or paid for services rendered to the Company for the year ended December 31, 1996, with respect to (i) the Chief Executive Officer of the Company and (ii) the four other most highly compensated executive officers of the Company (collectively, the "Named Executive Officers").

                           SUMMARY COMPENSATION TABLE

                                                                                           LONG-TERM
                                                                                          COMPENSATION
                                                                                             AWARDS
                                                           ANNUAL COMPENSATION            ------------
                                                  -------------------------------------    SECURITIES
                                                                         OTHER ANNUAL      UNDERLYING
NAME AND PRINCIPAL POSITION                YEAR    SALARY    BONUS(1)   COMPENSATION(2)    OPTIONS(#)
J. Christopher Chocola...................  1996   $144,200   $123,170       $16,513(3)       14,512
  President, Chief Executive Officer and
  Director
Roger W. Townsend........................  1996    113,300     96,766         6,764          21,768
  Executive Vice President and General
  Manager--Grain Systems of CTB
Don J. Steinhilber.......................  1996     90,492     64,762         6,940          14,512
  Vice President, Chief Financial Officer
  and Treasurer
Robert W. Martin.........................  1996     82,244     64,017        25,824(4)           --
  Executive Vice President of CTB
Mark A. Lantz............................  1996     83,700     54,659         6,449          14,512
  Vice President and General
  Manager--Cage Systems of CTB

------------------------------
(1) Includes amounts paid pursuant to the Management Incentive Compensation Plan and includes a holiday bonus of 5% of base salary payable to all employees in December 1996 with 1,000 hours of service for the twelve months ended November 30, 1996. See "--Compensation Pursuant to Benefit Plans and Arrangements--Management Incentive Compensation Plan."

(2) Includes amounts paid under the Profit Sharing Plan that are determined based on the Company's results of operations, matching contributions under the 401(k) Plan and imputed income on term life insurance policies. See "--Compensation Pursuant to Benefit Plans and Arrangements--Profit Sharing Plan."

(3) Includes $5,422 for the value of the personal use of an automobile.

(4) Includes $19,557 for commuting and living expenses.

COMPENSATION PURSUANT TO BENEFIT PLANS AND ARRANGEMENTS

  NON-QUALIFIED STOCK OPTION AGREEMENTS

     In connection with the CTB Acquisition, the Board of Directors granted options to purchase a total of 689,318 shares of Common Stock (the "Option Shares") at an exercise price of $0.83 per share (the "Options") to certain key employees of the Company. The following table provides information concerning the Options granted to the Named Executive Officers during 1996.

                       OPTION GRANTS IN LAST FISCAL YEAR

                                                                                   POTENTIAL REALIZABLE
                                          INDIVIDUAL GRANTS                          VALUE AT ASSUMED
                        ------------------------------------------------------        ANNUAL RATES OF
                         NUMBER OF     PERCENT OF                                       STOCK PRICE
                        SECURITIES    TOTAL OPTIONS                                    APPRECIATION
                        UNDERLYING     GRANTED TO      EXERCISE                       FOR OPTION TERM
                          OPTIONS       EMPLOYEES        PRICE      EXPIRATION   -------------------------
NAME                    GRANTED(#)       IN 1996      (PER SHARE)      DATE          5%            10%
J. Christopher
  Chocola.............     72,560         10.53%        $  0.83     01/03/2006   $1,712,884     $2,763,022
Roger W. Townsend.....    108,840         15.79            0.83     01/03/2006    2,569,326      4,144,532
Don J. Steinhilber....     72,560         10.53            0.83     01/03/2006    1,712,884      2,763,022
Robert W. Martin......         --            --              --             --           --             --
Mark A. Lantz.........     72,560         10.53            0.83     01/03/2006    1,712,884      2,763,022

     Under the Non-Qualified Stock Option Agreements pursuant to which the Options were granted (the "Non-Qualified Stock Option Agreements"), the Options are exercisable in full commencing on January 4, 2003 and terminate on January 3, 2006. The date of exercise may be accelerated based on the achievement of certain corporate goals set forth in the Non-Qualified Stock Option Agreements. If, on the last day of each of the Company's fiscal years beginning with the fiscal year ending December 31, 1996 through the fiscal year ending December 31, 2000 (each, an "Accelerated Vesting Date"), the Company meets certain EBITDA targets, the Options will immediately become exercisable as to 20% of the Option Shares per fiscal year. Any portion of the Options that would have become exercisable on any applicable Accelerated Vesting Date will be exercisable on a subsequent Accelerated Vesting Date if the Company meets a cumulative EBITDA target for that Accelerated Vesting Date. The Company met the EBITDA targets for fiscal 1996 resulting in the vesting of 20% of the Options. None of the Options have been exercised. The Options are nonassignable and unexercised Options terminate a short time after termination of employment (or immediately in the case of termination for cause). Full payment for shares of Common Stock purchased upon exercise of an Option must be made at the time of exercise.

     In the event that American Securities no longer holds any shares of capital stock of the Company, nor has any ownership interest in the Company, any affiliate of the Company, any successor or surviving entity to the Company, or any of the Company's substantial assets, the Options will immediately become exercisable as to 100% of the Option Shares.

     In the event that the shares underlying the Options are changed by reason of a stock split, stock reverse, stock dividend or recapitalization, or converted into or exchanged for other securities as a result of a merger, consolidation or reorganization, the Board of Directors will make adjustments in the number and class of shares of stock subject to the Options and to the exercise price.

     The Non-Qualified Stock Option Agreements provide that, upon issuance, the Option Shares will be subject to the transfer restrictions contained in the Stockholders Agreement. See "Certain Relationships and Related Transactions--CTB Acquisition--Stockholders Agreement."

  PROFIT SHARING PLAN

     CTB has established a profit sharing plan (the "Profit Sharing Plan") covering all of its eligible U.S. employees. At the beginning of each fiscal year, the Board of Directors of CTB determines the amount, if any, that CTB will contribute to the Profit Sharing Plan in that fiscal year based on the achievement of certain financial targets for that year. CTB is not required to make any contributions to the Profit Sharing Plan if those targets are not met. The Profit Sharing Plan also provides for the making of cash-or-deferred contributions pursuant to Section 401(k) of the Internal Revenue Code. Under this provision, employees may elect to contribute a whole percentage of between 1% and 16% (or a particular dollar amount within that range) of their pre-tax earnings to the 401(k) plan. Each year, the Company has the discretion to elect to make a matching contribution with respect to each employee equal to 50% of the amount contributed by such employee up to a total matching contribution of 2% of base compensation.

  MANAGEMENT INCENTIVE COMPENSATION PLAN

     CTB established a management incentive compensation plan (the "Management Incentive Compensation Plan") which provides certain employees with the opportunity to receive an annual bonus based on CTB's annual performance. The Management Incentive Compensation Plan covers individuals employed at CTB for the entire calendar year in positions designated by senior management of CTB as those that impact corporate earnings. Individual awards under the Management Incentive Compensation Plan are determined based on the degree to which certain financial and market position targets are achieved by CTB. Actual incentive compensation awards may be more or less than targeted amounts depending upon actual results compared with the goals established.

     At the beginning of each calendar year, the Board of Directors of CTB, in consultation with senior management, approves certain financial goals, including EBITDA targets and net sales growth and gross profit, and certain nonfinancial goals. Attainment of these goals determine whether awards will be made under the Management Incentive Compensation Plan and the extent of any such awards. No bonuses will be paid unless at least 75% of target EBITDA is achieved. Bonuses for CTB's executive officers are based solely on the achievement of target EBITDA. Bonuses for other employees are based on EBITDA as well as group and employee category achievements.

  EMPLOYMENT AGREEMENT

     On February 26, 1996, CTB and Robert W. Martin, the Executive Vice President of CTB, entered into a letter agreement summarizing Mr. Martin's employment arrangements with CTB. Under this agreement, Mr. Martin is entitled to receive an annual salary of $100,000 and a bonus in an amount up to $86,250 under the Management Incentive Compensation Plan. He is also entitled to participate in the Profit Sharing Plan and to reimbursement for certain living expenses. The agreement with Mr. Martin terminates on December 31, 1997.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

CTB ACQUISITION

     In November 1995, the Company and CTB Ventures were organized by ASCP for the purpose of consummating the acquisition of Old CTB. Prior to its acquisition by the Company, Old CTB's equity was primarily owned by Howard S. Brembeck and members of his family (including J. Christopher Chocola and Caryl Chocola (the "Chocolas")) with minimal ownership by non-family management. In connection with the CTB Acquisition, the existing members of the management team and certain founding family members (the "Individual Stockholders") of Old CTB exchanged shares of common stock of Old CTB valued at $9.9 million for an equal value of Common Stock and the Existing Preferred Stock, and the Individual Stockholders, together with American Securities (collectively, the "Existing Stockholders") invested $20.1 million in cash in the Company, and CTB borrowed $75.5 million under the Existing Credit Agreement (net of cash acquired) to fund the purchase of the shares of the exiting family members. On January 4, 1996, ASCP received a $750,000 fee, plus the reimbursement of its expenses, from CTB for services provided in connection with the CTB Acquisition.

     ASCP is a private investment firm. The Common Stock and Preferred Stock owned by American Securities is owned of record by two limited partnerships, American Securities Partners, L.P. and ASP/CTB, L.P. The shares of Common Stock owned by American Securities Partners, L.P. and ASP/CTB, L.P. are beneficially owned by American Securities Partners GP (Management) Corp. and ASP/CTB G.P. Corp., respectively. See "Principal Stockholders."

  STOCK PURCHASE AGREEMENT

     In connection with the CTB Acquisition, the Company, CTB Ventures, Old CTB and the Old CTB Shareholders entered into the Stock Purchase Agreement pursuant to which CTB Ventures purchased all of the issued and outstanding capital stock of Old CTB, and the Company and the Existing Stockholders entered into a Stockholders Agreement dated as of January 4, 1996 (the "Stockholders Agreement") pursuant to which the Company issued the shares of the capital stock of the Company to the Existing Stockholders. Concurrently with the consummation of the CTB Acquisition, Old CTB merged into CTB Ventures, with CTB Ventures being the surviving corporation, and changed its name to CTB, Inc.


     Pursuant to the Stock Purchase Agreement, the Company and CTB have, jointly and severally, agreed to make certain contingent payments to the Old CTB Shareholders (the "Earn-Out Amount") based on a calculation of cumulative EBITDA for the three year period ended December 31, 1998. The cumulative EBITDA target is $89.5 million, subject to adjustment in the event of any merger, acquisition, divestiture or other extraordinary transaction. A revised EBITDA target has not yet been determined in order to give effect to the Butler Acquisition, the Fancom Acquisition and the Vinyl Division Divestiture. As of December 31,

1996, EBITDA of $24.9 million had been achieved against the original target. CTB and the Company may be liable to pay the Old CTB Shareholders up to an amount equal to $13.5 million in respect of the Earn-Out Amount, which would be recorded in the Company's consolidated financial statements as an adjustment to the original purchase price for the CTB Acquisition. Fifty percent of the maximum Earn-Out Amount is to be paid at the attainment of 85% of the cumulative EBITDA target, and no payment is required unless 85% of the cumulative EBITDA target is attained.


     If an Earn-Out Amount is payable, the Company and CTB are obligated to pay the Earn-Out Amount in four semi-annual installments beginning on August 31, 1998. The first installment is equal to 25% of the estimated Earn-Out Amount, the second installment is equal to 50% of the actual Earn-Out Amount minus the amount of the first installment and the third and fourth installments are each equal to 25% of the actual Earn-Out Amount. Accrued interest from January 1, 1999 at the prime rate on the last business day of 1998 will be payable on the third and fourth installments, provided that interest at such interest rate on the first installment payment from August 31, 1998 to December 31, 1998 will be credited against such amount. The payment of the Earn-Out Amount will be subordinated to amounts payable under the New Credit Agreement.

     In connection with the Stock Purchase Agreement, the Old CTB Shareholders entered into an Escrow Agreement dated as of January 4, 1996 (the "Escrow Agreement") with CTB Ventures and NBD Bank, N.A., as escrow agent (the "Escrow Agent"), creating an escrow fund of $5 million as security for the obligations of the Old CTB Shareholders under the indemnity provisions of the Stock Purchase Agreement. The parties have agreed, with the Escrow Agent's consent, to a partial distribution of the amount held by the Escrow Agent, leaving a principal balance of $500,000 on deposit with the Escrow Agent for potential claims.

  STOCKHOLDERS AGREEMENT

     The Company and the Existing Stockholders entered into the Stockholders Agreement which, among other things, imposed certain restrictions on the transfer of shares by Existing Stockholders and their permitted transferees. Each Individual Stockholder has agreed to transfer shares only to related persons, the Company or American Securities and, after January 4, 2003, to permitted third parties as described therein, subject to a right of first refusal granted to the Company and American Securities. Upon receipt of notice from an Individual Stockholder intending to transfer shares, the Company may elect to purchase all of the shares owned by such Individual Stockholder (or less than all if the remaining portion is to be purchased by American Securities). If the Company elects not to exercise its purchase option, American Securities may elect to purchase all of the shares owned by the Individual Stockholder. If neither the Company nor American Securities exercises its option, the Individual Stockholder has 30 days in which to transfer the shares to a third party, subject to the consent of the Company and American Securities, which consent will not be unreasonably withheld.

     Shares of Common Stock and options owned by the Individual Stockholders (excluding those owned by J. Christopher Chocola) and their permitted transferees are further subject to purchase options granted first to the Company, second to American Securities and third to the Chocolas exercisable upon the termination of each Individual Stockholder's employment with the Company. The Company may elect to purchase an Individual Stockholder's shares within 30 days of the date of termination of the Individual Stockholder's employment with the Company. If the Company elects not to purchase the Individual Stockholder's shares, American Securities may elect to exercise its option to purchase the shares. If neither the Company nor American Securities elects to purchase the Individual Stockholder's shares, then the Chocolas may elect to purchase the shares.

     The Individual Stockholders have agreed to consent to a sale of the Company or a sale of the majority of the Company's Common Stock in an initial public offering if such sale is approved by the Board of Directors and the holders of a majority of the Company's outstanding Common Stock. The Individual Stockholders have also agreed to sell all of their stock if the transaction is structured as a sale of stock.

     Pursuant to the Stockholders Agreement, the Individual Stockholders were granted piggy-back registration rights exercisable in connection with an initial public offering of the shares of Common Stock held by

American Securities. Each Individual Stockholder has agreed that it will not effect a public sale or distribution of shares for 180 days after receipt of the piggy-back notice or 90 days after the effective date of a registration statement in connection with an initial public offering of shares of Common Stock by the Company. Each Existing Stockholder has waived its registration rights in connection with the Offering.

PREFERRED STOCK REDEMPTION


     The Company intends to use $15 million of the net proceeds of the Offering to redeem 15,000 shares of the Existing Preferred Stock, including 10,036.73 shares held by American Securities, 1,552.07 shares held by J. Christopher Chocola, 3,376.24 shares held by Caryl Chocola and 34.96 shares held by John Haugh. Each share of Preferred Stock will be redeemed for $1,000.


PREFERRED STOCK EXCHANGE


     Concurrently with the consummation of the Offering, the Company intends to exchange the remaining 9,069 shares outstanding of the Existing Preferred Stock for shares of Common Stock, including 5,483.27 shares held by American Securities, 847.93 shares held by J. Christopher Chocola, 1,844.51 shares held by Caryl Chocola and 388.65 shares held by other executive officers of the Company. Each share of Preferred Stock will be exchanged for 66.7 shares of Common Stock (at an assumed initial public offering price of $15.00 per share).


RELATIONSHIP WITH PRINCIPAL STOCKHOLDER


     American Securities currently owns approximately 64.5% of the outstanding Common Stock and approximately 64.5% of the Existing Preferred Stock. Upon completion of the Offering, the Preferred Stock Redemption and the Preferred Stock Exchange, American Securities will own 39.3% of the outstanding Common Stock (or 35.4% if the Underwriters' over-allotment option is exercised in full). Accordingly, upon completion of the Offering, American Securities will have effective control over the election of a majority of the members of the Board of Directors and will remain able to exercise a controlling influence over the business and affairs of the Company. While American Securities may reduce its ownership interest in the Company, American Securities has advised the Company that it presently has no plans to do so. However, American Securities is not subject to any contractual obligation to retain its controlling interest, except that American Securities has agreed, subject to certain exceptions, not to sell or otherwise dispose of any shares of Common Stock for a period of 180 days after the date of this Prospectus without the prior written consent of Donaldson, Lufkin & Jenrette Securities Corporation. See "Risk Factors--Control by and Relationship with Principal Stockholders" and "--Potential Adverse Market Effect of Future Sales of Common Stock."


     Pursuant to a Management Consulting Agreement dated January 4, 1996 (the "Management Consulting Agreement") between ASCP and CTB, CTB has engaged ASCP as a consultant for a fee of $300,000 per annum plus expenses. CTB has agreed to indemnify ASCP and its partners, directors, officers, employees, agents and affiliates from and against all claims arising out of the Management Consulting Agreement except for any claims arising from the gross negligence or willful misconduct of ASCP. The agreement terminates on December 31, 2000 unless extended pursuant to its terms.

     The Company has agreed to pay ASCP advisory fees in connection with the Butler Acquisition, the Fancom Acquisition and the Offering. The advisory fee payable to ASCP in connection with the Butler Acquisition will be in an amount equal to 1% of the purchase price of the Butler Acquisition, payable upon the consummation of the Butler Acquisition. The advisory fee payable to ASCP in connection with the Fancom Acquisition will be in an amount equal to 1% of the purchase price of the Fancom Acquisition, plus the amount of any debt assumed by the Company in connection therewith, payable upon the consummation of the later of the Fancom Acquisition or the Butler Acquisition. The advisory fee payable to ASCP in connection with the Offering will be in an amount equal to 0.5% of the proceeds of the Offering (before deducting underwriting discounts and commissions and expenses) payable upon the consummation of the Offering.

     From time to time the Company and ASCP have entered into, and can be expected to continue to enter into, certain agreements and business transactions in the ordinary course of their respective businesses.

BOARD REPRESENTATION AGREEMENT

     Pursuant to a Board Representation Agreement dated January 4, 1996 (the "Board Representation Agreement") among the Company, ASCP, and the Chocolas, ASCP has agreed that it will vote and will cause its affiliates to vote all shares of Common Stock owned by them in favor of two nominees to the Board of Directors selected by the Chocolas (one of which shall be J. Christopher Chocola) and take all other action to cause the Chocolas' nominees to be elected to the Board of Directors so long as the Chocolas beneficially own at least 20% of the outstanding shares of Common Stock of the Company. The Board Representation Agreement terminates when either the Chocolas or American Securities no longer own at least 20% of the outstanding shares of Common Stock of the Company.

                             PRINCIPAL STOCKHOLDERS


     The following table sets forth certain information with respect to the beneficial ownership of the Common Stock as of July 30, 1997, as adjusted to reflect the sale of shares of Common Stock offered hereby (assuming the over-allotment option is not exercised) for (i) each person known by the Company to beneficially own more than 5% of the Common Stock, (ii) each of the Company's directors, (iii) each Named Executive Officer and (iv) all current directors and executive officers as a group. Unless otherwise noted, the address of each of the stockholders named below is the Company's principal executive office.



                                         NUMBER OF
                                           SHARES
                                        BENEFICIALLY    PERCENT OF SHARES       NUMBER OF        PERCENT OF SHARES
                                       OWNED PRIOR TO     BENEFICIALLY         SHARES OWNED        BENEFICIALLY
                                            THE            OWNED PRIOR      BENEFICIALLY AFTER      OWNED AFTER
      NAME OF BENEFICIAL OWNER         OFFERING(1)(2)    TO THE OFFERING    THE OFFERING(1)(3)     THE OFFERING
American Securities Partners
GP (Management) Corp.(4).............     4,226,548            58.1%             4,555,822              35.4%
ASP/CTB G.P. Corp.(5)................       465,653             6.4                501,930               3.9
J. Christopher Chocola...............       740,110            10.2                796,639               6.2
Roger W. Townsend....................        45,955             0.6                 51,288               0.4
Don J. Steinhilber...................        51,445             0.7                 59,589               0.5
Mark A. Lantz........................        26,605             0.4                 29,272               0.2
Michael G. Fisch(4)(5)...............     4,692,201            64.5              5,057,752              39.3
Caryl M. Chocola.....................     1,578,405            21.7              1,701,373              13.2
Larry D. Greene......................            --              --                     --                --
Frank S. Hermance....................            --              --                     --                --
David Horing.........................            --              --                     --                --
Charles D. Klein(4)(5)...............     4,692,201            64.5              5,057,752              39.3
All directors and executive officers
  as a group.........................     7,200,774            97.8%             7,771,731              59.9%


------------------------------
(1) For purposes of this table, a person or group of persons is deemed to have "beneficial ownership" of any shares as of a given date which such person has the right to acquire within 60 days after such date. For purposes of computing the percentage of outstanding shares held by each person or group of persons named above on a given date, any security which such person or persons has the right to acquire within 60 days after such date is deemed to be outstanding, but is not deemed to be outstanding for the purpose of computing the percentage of ownership of any other person. Includes options to purchase Common Stock exercisable within 60 days after the Offering held by Messrs. Chocola (14,512 shares), Townsend (21,768 shares), Steinhilber (14,512 shares) and Lantz (14,512 shares).

(2) Gives effect to the Stock Split.

(3) Gives effect to the Stock Split, the Preferred Stock Exchange and the Preferred Stock Redemption.


(4) Shares of Common Stock shown as beneficially owned by American Securities Partners GP (Management) Corp. are owned of record by American Securities Partners, L.P. of which American Securities Associates, L.P. ("ASALP") is the sole general partner and possesses sole voting and investment power. American Securities Partners GP (Management) Corp. is the sole general partner of ASALP and possesses sole voting and investment power. Messrs. Klein and Fisch, as stockholders of American Securities Partners GP (Management) Corp., may be deemed to have beneficial ownership of the shares shown as beneficially owned by American Securities Partners GP (Management) Corp. Such persons disclaim beneficial ownership of such shares.



(5) Shares of Common Stock shown as beneficially owned by ASP/CTB G.P. Corp. are owned of record by ASP/CTB, L.P. of which ASP/CTB G.P. Corp. is the sole general partner and as to which it possesses sole voting and investment power. Messrs. Klein and Fisch, as stockholders of ASP/CTB G.P. Corp., may be deemed to have beneficial ownership of the shares shown as beneficially owned by ASP/CTB G.P. Corp. Such persons disclaim beneficial ownership of such shares.

                          DESCRIPTION OF CAPITAL STOCK

GENERAL


     Upon consummation of the Offering, the authorized capital stock of the Company will consist of 40,000,000 shares of Common Stock, par value $0.01 per share, and 4,000,000 shares of Preferred Stock, par value $0.01 per share. As of July 30, 1997, the Company had 7,277,204 shares of Common Stock and 24,069 shares of Existing Preferred Stock outstanding. Upon the consummation of the Offering, the Preferred Stock Exchange, and the Preferred Stock Redemption, there will be 12,881,804 shares of Common Stock outstanding and there will be no shares of Preferred Stock outstanding. The following summary description of the capital stock of the Company is qualified in its entirety by reference to the Certificate and the Bylaws of the Company, copies of which have been filed as exhibits to the Registration Statement of which this Prospectus is a part.


COMMON STOCK

     Subject to the rights of holders of any shares of Preferred Stock that may be issued and outstanding from time to time, holders of shares of Common Stock are entitled to share ratably in such dividends as may be declared by the Board of Directors out of funds legally available therefor. See "Dividend Policy." Subject to the rights of holders of any shares of Preferred Stock that may be issued and outstanding from time to time in the event of dissolution, liquidation or winding up of the Company, holders of shares of Common Stock are entitled to share ratably in all assets remaining after payment or provision for payment of all debts or other liabilities and the liquidation preference of any then outstanding shares of Preferred Stock.

     Holders of shares of Common Stock have no preemptive, subscription, redemption or conversion rights. The outstanding shares of Common Stock are, and the shares of Common Stock being sold in the Offering are and will be, duly authorized, validly issued, fully paid and nonassessable.

     Each outstanding share of Common Stock is entitled to one vote per share on any matter submitted to a vote of stockholders. Holders of shares of Common Stock have no cumulative voting rights. Subject to the rights of holders of any shares of Preferred Stock that may be issued and outstanding from time to time and provided a quorum is present, the affirmative vote of a majority of the shares of Common Stock represented and voting at any meeting of stockholders is required for action by stockholders on any matter, unless the vote of a greater number of shares or voting by classes or series is required under Delaware law.

     Prior to the date of this Prospectus, there has been no public market for the shares of Common Stock. See "Risk Factors--Absence of Prior Public Market; Possible Volatility of Stock Price."

     The transfer agent and registrar for the Common Stock is First Chicago Trust Company of New York, 525 Washington Boulevard, Jersey City, New Jersey 07310.

PREFERRED STOCK

     The Board of Directors is authorized, without further shareholder action, to provide for the issuance of shares of Preferred Stock in one or more series and to establish the number of shares in each series, the designations, preferences and powers and relative, participating, optional and other rights, qualifications, limitations and restrictions thereof, including but not limited to the dividend rate, conversion privileges, voting rights, redemption price and liquidation preferences. The terms of the Preferred Stock may adversely affect the voting power and other rights of the holders of Common Stock and may make it more difficult to gain control of the Company. As of the date of this Prospectus, the Board of Directors has not authorized any series of Preferred Stock and has no plans, agreements or understandings for the issuance of any shares of Preferred Stock.

CERTAIN PROVISIONS OF THE CERTIFICATE AND BY-LAWS


     The Certificate provides that, to the fullest extent permitted by Delaware law as it may be amended from time to time, no director of the Company shall be liable to the Company or its stockholders for monetary damages resulting from a breach of fiduciary duty as a director. Under current Delaware law, this provision eliminates each director's liability to the Company or its stockholders for monetary damages except (i) for any breach of the director's duty of loyalty to the Company or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the Delaware Law providing for liability of directors for unlawful payment of dividends or unlawful stock purchases or redemptions or (iv) for any transaction from which a director derived an improper personal benefit. The effect of this provision is to eliminate the personal liability of directors for monetary damages for actions involving a breach of their fiduciary duty of care, including any such actions involving gross negligence. The Company believes that this provision does not eliminate the liability of directors of the Company to the Company or its stockholders for monetary damages under the Federal securities laws. The Certificate and By-laws also provide indemnification for the benefit of directors and officers of the Company to the fullest extent permitted by Delaware law as it may be amended from time to time, including most circumstances under which indemnification otherwise would be discretionary.


DELAWARE TAKEOVER STATUTE

     Section 203 of the Delaware General Corporation Law ("Section 203") provides that, subject to certain exceptions specified therein, an "interested stockholder" of a Delaware corporation shall not engage in any business combination, including mergers or consolidations or acquisitions of additional shares of the corporation with the corporation for a three-year period following the date at which the stockholder becomes an "interested stockholder" unless (i) prior to such date, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an "interested stockholder," (ii) upon consummation of the transaction which resulted in the stockholder becoming an "interested stockholder," the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding certain shares), or
(iii) on or subsequent to such date, the business combination is approved by the board of directors of the corporation and authorized at an annual or special meeting of stockholders by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the "interested stockholder." Except as otherwise specified in Section 203, an "interested stockholder" is defined to include (x) any person which is the owner of 15% or more of the outstanding voting stock of the corporation, or is an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation at any time within three years immediately prior to the relevant date and (y) the affiliates and associates of any such person.

     These provisions could have the effect of delaying, deterring or preventing a change of control of the Company. The Company's stockholders, by adopting an amendment to the Certificate or Bylaws, may elect not to be governed by Section 203, effective twelve months after adoption. Neither the Certificate nor the Bylaws presently exclude the Company from the restrictions imposed by Section 203.


                        DESCRIPTION OF CREDIT AGREEMENT



     In connection with the CTB Acquisition, CTB entered into the Existing Credit Agreement. Upon consummation of the Offering, all amounts outstanding under the Existing Credit Agreement will be repaid with the proceeds of borrowings under the New Credit Agreement with KeyBank National Association and a portion of the net proceeds of the Offering. The following is a description of all material terms of the New Credit Agreement.



     The New Credit Agreement will provide CTB with a $90 million revolving credit facility with a $5 million swingline facility and a $10 million sublimit for trade and standby letters of credit. There is no mandatory principal amortization prior to the maturity date in 2002. Assuming that the Offering had been completed on March 31, 1997, on a pro forma as adjusted basis, the Company would have had approximately

$31.0 million of availability under the New Credit Agreement. Borrowings under the New Credit Agreement will bear interest at rates ranging from 0.25% to 0.625% over LIBOR depending upon certain financial ratios.



     The obligations of CTB under the New Credit Agreement will be unconditionally and irrevocably guaranteed by each domestic subsidiary of CTB. In addition, in the event that the net proceeds of the Offering are insufficient to reduce the ratio of funded debt to capitalization to less than 52.5%, then obligations under the New Credit Agreement will be secured by a first priority security interest in all of the assets and properties (including, without limitation, accounts receivable, inventory, real property, machinery, equipment, contracts and contract rights, trademarks, copyrights, patents, license agreements and general intangibles) of CTB, a pledge of all of the capital stock held by CTB in each of its domestic subsidiaries, and a pledge of 66% of the capital stock of each of its foreign subsidiaries.


     The New Credit Agreement will require CTB to meet certain financial tests, including minimum consolidated net worth, consolidated cash flow coverage ratio, minimum interest coverage ratio and maximum leverage ratio. The New Credit Agreement will contain covenants which, among other things, will limit the incurrence of additional indebtedness, the nature of the business of CTB and its subsidiaries, investments, leases of assets, ownership of subsidiaries, dividends, transactions with affiliates, asset sales, acquisitions, mergers and consolidations, prepayments of other indebtedness, liens and encumbrances and other matters customarily restricted in such agreements.

     The New Credit Agreement will contain customary events of default, including payment defaults, breach of representations and warranties, covenant defaults, cross-default to certain other indebtedness, certain events of bankruptcy and insolvency, ERISA violations, judgment defaults, failure of any guaranty or security agreement supporting the New Credit Agreement to be in full force and effect and change of control of the Company or CTB.

     Under the New Credit Agreement, CTB will be required to maintain a minimum net worth of not less than 90% of its net worth immediately following the Offering. The minimum net worth is to be increased quarterly by an amount equal to 50% of the quarterly earnings of CTB. This covenant will limit the dividends CTB can pay to the Company and, therefore, the dividends the Company can pay to its stockholders.

                        SHARES AVAILABLE FOR FUTURE SALE

     Upon consummation of the Offering, the Company will have 12,881,804 shares of Common Stock issued and outstanding. All of the shares of Common Stock to be sold in the Offering will be freely tradeable without restrictions or further registration under the Securities Act, except for any shares purchased by an "affiliate" of the Company (as that term is defined in Rule 144 adopted under the Securities Act ("Rule 144")), which will be subject to the resale limitations of Rule 144. The 7,881,804 shares of Common Stock outstanding prior to the Offering (including shares of Common Stock to be issued in the Preferred Stock Exchange) are "restricted securities" under the Securities Act. These shares and any shares purchased by affiliates of the Company may not be sold unless they are registered under the Securities Act or unless an exemption from registration, such as the exemption provided by Rule 144A under the Securities Act, is available. Under the Stockholders Agreement, the Existing Stockholders have certain rights to require the Company to effect registration of the shares of Common Stock owned by them. See "Certain Relationships and Related Transactions--CTB Acquisition--Stockholders Agreement."

     In general, under Rule 144, as currently in effect, a person (or persons whose shares are required to be aggregated) who has beneficially owned "restricted securities" for at least one year, including a person who may be deemed an "affiliate", is entitled to sell, within any three-month period, a number of shares that does not exceed the greater of 1% of the then outstanding shares of Common Stock or the average weekly reported trading volume of the Common Stock during the four calendar weeks immediately preceding the date on which notice of the sale is filed with the Securities and Exchange Commission (the "Commission") pursuant to Rule 144 (or, if no such notice is required, the date of receipt of the order to execute the transaction by the broker or the date of execution of the transaction directly with a market maker). Sales under Rule 144 also are subject to certain other requirements relating to manner of sale, notice of sale and availability of current public information with respect to the Company. A person (or persons whose shares are required to be aggregated) who is not and has not been an "affiliate" of the Company at any time during the three months preceding a sale is entitled to sell such shares under Rule 144 without regard to the volume limitations described above, provided that two years have elapsed since the date on which such restricted shares were acquired from the Company or the date on which they were acquired from an affiliate of the Company. The foregoing summary of Rule 144 is not intended to be a complete description thereof.

     Prior to the Offering, there has been no market for the Common Stock, and no prediction can be made as to the effect, if any, that market sales of outstanding shares of Common Stock, or the availability of such shares for sale, will have on the market price of the Common Stock prevailing from time to time. Nevertheless, sales of substantial amounts of Common Stock in the public market, or the perception that such sales could occur, could adversely affect prevailing market prices for the Common Stock. While American Securities in the future may effect additional sales of Common Stock that would reduce its ownership interest in the Company, American Securities has advised the Company that it presently has no such plans to reduce its ownership interest through sales or other dispositions. In connection with the Offering, the Company and the Existing Stockholders agreed, subject to certain exceptions, not to sell or offer to sell any shares of Common Stock for a period of 180 days after the public offering without the prior consent of Donaldson, Lufkin & Jenrette Securities Corporation. See "Underwriting."

                                  UNDERWRITING

     Under the terms and subject to the conditions contained in an Underwriting Agreement dated the date of this Prospectus (the "Underwriting Agreement"), the underwriters named below (the "Underwriters"), for whom Donaldson, Lufkin & Jenrette Securities Corporation, George K. Baum & Company and Chase Securities Inc. are acting as representatives (the "Representatives"), have severally agreed to purchase from the Company an aggregate of 5,000,000 shares of Common Stock. The number of shares of Common Stock that each Underwriter has agreed to purchase is set forth opposite its name below.

                               UNDERWRITERS                                    NUMBER OF SHARES
Donaldson, Lufkin & Jenrette Securities Corporation........................
George K. Baum & Company...................................................
Chase Securities Inc.......................................................

          Total............................................................

     The Underwriting Agreement provides that the obligations of the Underwriters to purchase the shares of Common Stock offered hereby are subject to approval of certain legal matters by their counsel and to certain other conditions. If any of the shares of Common Stock are purchased by the Underwriters pursuant to the Underwriting Agreement, the Underwriters are obligated to purchase all such shares (other than those covered by the over-allotment option described below).

     Prior to the Offering, there has been no established market for the Common Stock. The initial price to the public for the Common Stock set forth on the cover page of this Prospectus has been determined by negotiation between the Company and the Representatives. The principal factors considered in determining the initial price to the public were the information set forth in this Prospectus and otherwise available to the Representatives, the history and prospects for the industry in which the Company competes, the ability of the Company's management, the past and present operations of the Company, the historical results of operations, the prospects for future earnings of the Company, the present state of the Company's development, the general condition of the securities markets at the time of the Offering and the recent market prices and demand for publicly traded common stock of generally comparable companies.

     The Company has been advised by the Underwriters that they propose to offer the shares of Common Stock to the public initially at the price to the public set forth on the cover page of this Prospectus and to certain dealers (who may include the Underwriters) at such price, less a concession not in excess of
$          per share. The Underwriters may allow, and such dealers may re-allow,
a concession not in excess of $          per share to certain other dealers.
After the initial public offering, the price to the public, the concession and the discount to dealers may be changed by the Representatives.

     The Selling Stockholders have granted to the Underwriters an option, exercisable for 30 days from the date of this Prospectus, to purchase up to 750,000 additional shares of Common Stock at the initial price to the public less underwriting discounts and commissions, solely to cover over-allotments. To the extent that the Underwriters exercise such option, each of the Underwriters will be committed, subject to certain conditions, to purchase a number of option shares proportionate to such Underwriter's initial commitment as indicated in the preceding table.

     The Company and the Selling Stockholders have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act.


     At the request of the Company, the Underwriters have reserved a portion of the Common Stock for sale to certain employees of the Company. The aggregate number of shares of Common Stock available for sale to the public in the Offering will be reduced to the extent such persons purchase such shares of Common Stock. The price per share of Common Stock to be sold to these persons is equal to the initial public offering price.

Any reserved shares of Common Stock not so purchased will be offered by the Underwriters to the public on the same basis as the other shares of Common Stock offered hereby.


     The Company and certain stockholders each have agreed that they will not, without the prior written consent of Donaldson, Lufkin & Jenrette Securities Corporation, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable for shares of Common Stock or in any manner transfer all or a portion of the economic consequences associated with the ownership of Common Stock, for a period of 180 days after the date of this Prospectus, except for gifts, provided that the donee agrees to be bound by the foregoing restrictions, and except that the Company may grant options under its employee benefit plans consistent with past practice or issue shares of Common Stock upon the exercise of outstanding options. See "Shares Available for Future Sale."


     The Company has filed an application for approval to quote the Common Stock on the Nasdaq National Market under the symbol "CTBC."


     In connection with the Offering, the Underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the Common Stock. Specifically, the Underwriters may over-allot the Offering, creating a syndicate short position. In addition, the Underwriters may bid for and purchase Common Stock in the open market to cover syndicate short positions or to stabilize the price of the Common Stock. Finally, the underwriting syndicate may reclaim selling concessions from syndicate members in the Offering, if the syndicate repurchases previously distributed Common Stock in syndicate covering transactions, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of the Common Stock above independent market levels. The Underwriters are not required to engage in these activities, and may end any of these activities at any time.


     George K. Baum & Company, an Underwriter in the Offering, was retained to act as financial advisor to Butler and received customary investment banking fees in connection with the sale of the assets of its grain bin division to the Company. See "Business--Recent Transactions."


     An affiliate of Chase Securities Inc., an Underwriter in the Offering, owns a 7% limited partnership interest in American Securities Partners, L.P. and a 52% limited partnership interest in ASP/CTB, L.P. See "Principal Stockholders."

                                 LEGAL MATTERS

     The validity of the Common Stock offered hereby will be passed upon for the Company by Simpson Thacher & Bartlett (a partnership which includes professional corporations), New York, New York and for the Underwriters by Kaye, Scholer, Fierman, Hays & Handler, LLP, New York, New York.

                                    EXPERTS


     The consolidated balance sheet of the Company as of December 31, 1996 and the consolidated statements of income, stockholders' equity and cash flows for the year ended December 31, 1996 included in this Prospectus have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report thereon appearing elsewhere herein, and are included in reliance on such report given upon the authority of such firm as experts in accounting and auditing.


     The consolidated balance sheet of CTB, Inc. as of December 31, 1995 and the consolidated statements of income, stockholders' equity and cash flows for the years ended December 31, 1995 and 1994 included in this Prospectus have been so included in reliance on the report of Price Waterhouse LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

     The balance sheets of Butler as of December 31, 1995 and 1996 and the statements of earnings and division equity and cash flows for each of the years in the three year period ended December 31, 1996 included in this Prospectus have been included herein in reliance on the report of KPMG Peat Marwick, LLP, independent accountants, given on the authority of that firm as experts in accounting and auditing.

     The consolidated balance sheets of Fancom as of December 31, 1995 and 1996 and the consolidated statements of income, stockholders' equity and cash flows for each of the years in the three year period ended December 31, 1996 included in this Prospectus have been included herein in reliance on the report of Coopers & Lybrand N.V. Eindhoven, The Netherlands, independent accountants, given on the authority of that firm as experts in accounting and auditing.

CHANGE IN INDEPENDENT ACCOUNTANTS

     During 1996, the Company terminated its relationship with its independent accountants and engaged Deloitte & Touche LLP as its new independent accountants. Deloitte & Touche LLP served as the independent accountants for the Company beginning with the fiscal year ended December 31, 1996.

     On June 20, 1996, the Company terminated its relationship with Price Waterhouse LLP as its independent accountants. The reports of Price Waterhouse LLP on the financial statements of CTB, Inc. as of December 31, 1995 and for each of the two years in the period then ended contained no adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principle. The decision to terminate the relationship with Price Waterhouse LLP was recommended by the Audit Committee and approved by the Board of Directors of the Company. In connection with its audits of the financial statements of CTB, Inc. for the two fiscal years ended December 31, 1994 and 1995 and through June 20, 1996, there have been no disagreements with Price Waterhouse LLP on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements if not resolved to the satisfaction of Price Waterhouse LLP would have caused them to make reference thereto in their report on the financial statements of CTB, Inc. for such fiscal years. During the two fiscal years ended December 31, 1994 and 1995 and through June 20, 1996, there were no reportable events (as defined in Regulation S-K Item 304(a)(1)(v)).

                             ADDITIONAL INFORMATION


     The Company has filed with the Commission a Registration Statement on Form S-1 (together with all amendments, exhibits, schedules and supplements thereto, the "Registration Statement"), under the Securities Act, and the rules and regulations thereunder, for the registration of the Common Stock offered hereby. This Prospectus, which forms a part of the Registration Statement, does not contain all the information set forth in the Registration Statement, certain parts of which have been omitted as permitted by the rules and regulations of the Commission. For further information with respect to the Company and the Common Stock offered hereby, reference is made to the Registration Statement, a copy of which may be obtained from the Commission at its principal office in Washington, D.C. upon payment of the fees prescribed by the Commission.


     As a result of the Offering, the Company will be subject to the periodic reporting and other informational requirements of the Securities Exchange Act of 1934, as amended. As long as the Company is subject to such periodic reporting and informational requirements, it will file with the Commission all reports, proxy statements and other information required thereby. The Registration Statement, as well as such reports and other information filed by the Company with the Commission can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's regional offices at Seven World Trade Center, 13th Floor, New York, New York 10048 and Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of all or any portion of the Registration Statement can be obtained from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. In addition, the Registration Statement is publicly available through the Commission's site on the Internet's World Wide Web, located at http://www.sec.gov.

                         INDEX TO FINANCIAL STATEMENTS

                                                                                        PAGE
CTB INTERNATIONAL CORP. AND SUBSIDIARIES
     Report of Deloitte & Touche LLP..................................................  F-2
     Consolidated Balance Sheets at December 31, 1996 and (unaudited) March 31,
        1997..........................................................................  F-4
     Consolidated Statements of Income for the year ended December 31, 1996 and
        (unaudited) three months ended March 31, 1996 and 1997........................  F-5
     Consolidated Statements of Stockholders' Equity for the year ended December 31,
        1996 and (unaudited) three months ended March 31, 1997........................  F-6
     Consolidated Statements of Cash Flows for the year ended December 31, 1996 and
        (unaudited) three months ended March 31, 1996 and 1997........................  F-7
     Notes to Consolidated Financial Statements.......................................  F-8
CTB, INC. AND SUBSIDIARIES
     Report of Price Waterhouse LLP...................................................  F-3
     Consolidated Balance Sheet at December 31, 1995..................................  F-4
     Consolidated Statements of Income for the years ended December 31, 1994 and
        1995..........................................................................  F-5
     Consolidated Statements of Stockholders' Equity for the years ended December 31,
        1994 and 1995.................................................................  F-6
     Consolidated Statements of Cash Flows for the years ended December 31, 1994 and
        1995..........................................................................  F-7
     Notes to Consolidated Financial Statements.......................................  F-8
BUTLER (GRAIN SYSTEMS DIVISION)
     Report of KPMG Peat Marwick LLP..................................................  F-20
     Balance Sheets at December 31, 1995 and 1996 and (unaudited) March 31, 1997......  F-21
     Statements of Earnings and Division Equity for the years ended December 31, 1994,
        1995 and 1996 and (unaudited) three months ended March 31, 1996 and 1997......  F-22
     Statements of Cash Flows for the years ended December 31, 1994, 1995 and 1996 and
        (unaudited) three months ended March 31, 1996 and 1997........................  F-23
     Notes to Financial Statements....................................................  F-24
FANCOM HOLDING B.V.
     Report of Coopers & Lybrand N.V. ................................................  F-27
     Consolidated Balance Sheets at December 31, 1995 and 1996 and (unaudited) March
        31, 1997......................................................................  F-28
     Consolidated Statements of Income for the years ended December 31, 1994, 1995 and
        1996 and (unaudited) three months ended March 31, 1996 and 1997...............  F-29
     Consolidated Statements of Cash Flows for the years ended December 31, 1994, 1995 and 1996 and (unaudited) three months ended March 31, 1996 and 1997...........  F-30
     Consolidated Statements of Changes in Stockholders' Equity for the years ended
        December 31, 1995 and 1996 and (unaudited) three months ended March 31,
        1997..........................................................................  F-31
     Notes to Consolidated Financial Statements.......................................  F-32

                          INDEPENDENT AUDITORS' REPORT

To the Stockholders and
Board of Directors of CTB International Corp.:

     We have audited the consolidated balance sheet of CTB International Corp. and its subsidiaries as of December 31, 1996, and the related consolidated statements of income, stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

     We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company and its subsidiaries at December 31, 1996, and the results of their operations and their cash flows for the year then ended in conformity with generally accepted accounting principles.

Deloitte & Touche LLP
February 5, 1997
Chicago, Illinois

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Stockholders and
Board of Directors of CTB, Inc.

     In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of income, stockholders' equity and of cash flows present fairly, in all material respects, the financial position of CTB, Inc. and its subsidiaries (the "Predecessor Company") at December 31, 1995, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 1995 in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Predecessor Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Price Waterhouse LLP
South Bend, Indiana
February 16, 1996

                    CTB INTERNATIONAL CORP. AND SUBSIDIARIES
                          CONSOLIDATED BALANCE SHEETS

      DECEMBER 31, 1995, 1996 AND (UNAUDITED) MARCH 31, 1997 AND PRO FORMA
                                 (IN THOUSANDS)


                                               PREDECESSOR                       COMPANY
                                                 COMPANY       --------------------------------------------
                                               ------------                                  MARCH 31, 1997
                                               DECEMBER 31,    DECEMBER 31,  MARCH 31, 1997    PRO FORMA
                                                   1995            1996       (UNAUDITED)     (UNAUDITED)
ASSETS
CURRENT ASSETS:
    Cash and cash equivalents.................   $ 13,103        $    258       $    191
    Accounts receivable, less allowance for
       doubtful accounts of $435, $449 and
       $538, respectively.....................     13,720          11,694         14,304
    Inventories...............................      8,762          14,153         14,986
    Deferred income taxes.....................      1,993           1,863          1,863
    Prepaid expenses and other................        422           1,206            955
                                                  -------        --------       --------
         Total current assets.................     38,000          29,174         32,299
PROPERTY, PLANT AND EQUIPMENT--Net............     18,097          35,644         35,393
INTANGIBLES--Net..............................         --          38,453         38,141
OTHER ASSETS..................................      1,948              80             18
                                                  -------        --------       --------
TOTAL.........................................   $ 58,045        $103,351       $105,851
                                                  =======        ========       ========

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
    Accounts payable..........................   $  3,856        $  4,481       $  7,512
    Current portion of long-term debt.........         --           5,500          5,875
    Accrued liabilities.......................      7,300           6,802          4,998
    Deferred revenue..........................      4,694           1,618          2,700
                                                  -------        --------       --------
         Total current liabilities............     15,850          18,401         21,085
                                                  -------        --------       --------
LONG-TERM DEBT................................         --          59,650         58,500
DEFERRED INCOME TAXES.........................      1,272           9,593          9,593
ACCRUED POSTRETIREMENT BENEFIT COST...........         82           1,966          2,031
COMMITMENTS AND CONTINGENCIES (Note 8)
STOCKHOLDERS' EQUITY:
    Common stock, Predecessor Company -- no
       par value; 200,000 shares authorized;
       62,411 shares issued and outstanding,
       Company -- $.01 par value; 950,000
       shares authorized; 600,000 shares
       issued and outstanding.................      1,313               6              6        $      6
    Preferred stock, Company -- 6% cumulative;
       $.01 par value; 50,000 shares
       authorized; 24,000 shares issued and
       outstanding; liquidation preference
       $24,000,000............................         --              --             --              --
    Additional paid-in capital................      2,248          29,994         29,994          14,994
    Reduction for carryover of predecessor
       cost basis.............................         --         (24,704)       (24,704)        (24,704)
    Retained earnings.........................     37,244           8,502          9,420           9,420
    Cumulative translation adjustment.........         36             (57)           (74)            (74)
                                                  -------        --------       --------        --------
         Total stockholders' equity...........     40,841          13,741         14,642        $   (358)
                                                  -------        --------       --------        ========
TOTAL.........................................   $ 58,045        $103,351       $105,851
                                                  =======        ========       ========


                See notes to consolidated financial statements.

                    CTB INTERNATIONAL CORP. AND SUBSIDIARIES
                       CONSOLIDATED STATEMENTS OF INCOME

                 YEARS ENDED DECEMBER 31, 1994, 1995, 1996 AND
             (UNAUDITED) THREE MONTHS ENDED MARCH 31, 1996 AND 1997
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                      PREDECESSOR                            COMPANY
                                        COMPANY            -------------------------------------------
                                 ---------------------     YEAR ENDED
                                  YEAR ENDED DECEMBER       DECEMBER           THREE MONTHS ENDED
                                          31,                  31,                  MARCH 31,
                                 ---------------------     -----------     ---------------------------
                                   1994         1995          1996            1996            1997
                                                                           (UNAUDITED)     (UNAUDITED)
NET SALES......................  $140,505     $138,119      $ 148,853       $  31,552       $  31,520
COST OF SALES..................   103,491      105,578        110,303          24,616          23,916
                                 --------     --------       --------        --------        --------
          Gross profit.........    37,014       32,541         38,550           6,936           7,604
OTHER OPERATING EXPENSE:
     Selling, general and
       administrative
       expenses................    20,069       20,606         18,257           4,732           4,549
     Amortization of
       goodwill................        --           --            959             240             240
                                 --------     --------       --------        --------        --------
OPERATING INCOME...............    16,945       11,935         19,334           1,964           2,815
OTHER INCOME (EXPENSE):
     Interest income...........       491          721            168              49              31
     Interest expense..........        (2)          --         (5,500)         (1,393)         (1,323)
     Expenses associated with
       the sale of the
       company.................        --       (1,396)            --              --              --
                                 --------     --------       --------        --------        --------
INCOME BEFORE INCOME TAXES.....    17,434       11,260         14,002             620           1,523
INCOME TAXES...................     6,665        4,730          5,500             264             605
                                 --------     --------       --------        --------        --------
NET INCOME.....................  $ 10,769     $  6,530      $   8,502       $     356       $     918
                                 ========     ========       ========        ========        ========
Pro forma net income per common
     share (unaudited).........                             $    0.90       $    0.04       $    0.10
Pro forma weighted average
     common shares outstanding
     (unaudited)...............                                 9,405           9,405           9,405

                See notes to consolidated financial statements.

                    CTB INTERNATIONAL CORP. AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                  YEARS ENDED DECEMBER 31, 1994, 1995 AND 1996
               AND (UNAUDITED) THREE MONTHS ENDED MARCH 31, 1997
                         (IN THOUSANDS, EXCEPT SHARES)

                                                                           PREDECESSOR COMPANY
                                         ---------------------------------------------------------------------------------------
                                                                    TREASURY     COMMON      COMMON
                                         COMMON  COMMON   TREASURY    STOCK      STOCK       STOCK                    ADDITIONAL
                                         STOCK    STOCK    STOCK    (AT COST)  SUBSCRIBED  SUBSCRIBED  SUBSCRIPTIONS   PAID-IN
                                         SHARES  AMOUNT    SHARES    AMOUNT      SHARES      AMOUNT     RECEIVABLE     CAPITAL
BALANCE, JANUARY 1, 1994................ 67,565  $1,731       844   $   (267)       41        $ 25         $ (15)       $1,077
NET INCOME..............................
PURCHASE OF TREASURY STOCK..............                    6,074     (4,509)
RETIREMENT OF TREASURY STOCK............ (6,918) (1,120)   (6,918)     4,776
CASH DIVIDEND DECLARED..................
COMMON STOCK SUBSCRIBED.................                                           135          98           (98)
SALE OF COMMON STOCK....................    30       23
SETTLEMENT OF COMMON STOCK
  SUBSCRIPTION..........................    25       15                            (25)        (15)           48
EXERCISE OF STOCK OPTIONS............... 3,137      598
TAX BENEFIT FROM EXERCISE OF STOCK
  OPTIONS...............................                                                                                 1,171
CUMULATIVE TRANSLATION ADJUSTMENT.......
                                         ------  ------    ------   --------       ---        ----         -----        ------
BALANCE, DECEMBER 31, 1994.............. 63,839   1,247        --         --       151         108           (65)        2,248
                                         ------  ------    ------   --------       ---        ----         -----        ------
NET INCOME..............................
PURCHASE OF TREASURY STOCK..............                    1,500     (1,430)
RETIREMENT OF TREASURY STOCK............ (1,500)    (20)   (1,500)     1,430
CASH DIVIDENDS DECLARED.................
SETTLEMENT OF COMMON STOCK
  SUBSCRIPTION..........................    72       53                            (72)        (53)           43
CUMULATIVE TRANSLATION ADJUSTMENT.......
                                         ------  ------    ------   --------       ---        ----         -----        ------
BALANCE, DECEMBER 31, 1995.............. 62,411  $1,280        --   $     --        79        $ 55         $ (22)       $2,248
                                         ======  ======    ======   ========       ===        ====         =====        ======


                                          CUMULATIVE
                                          TRANSLATION RETAINED
                                          ADJUSTMENT  EARNINGS   TOTAL
BALANCE, JANUARY 1, 1994................     $ (8)    $28,359   $30,902
NET INCOME..............................               10,769    10,769
PURCHASE OF TREASURY STOCK..............                         (4,509)
RETIREMENT OF TREASURY STOCK............               (3,656)       --
CASH DIVIDEND DECLARED..................               (1,829)   (1,829)
COMMON STOCK SUBSCRIBED.................                             --
SALE OF COMMON STOCK....................                             23
SETTLEMENT OF COMMON STOCK
  SUBSCRIPTION..........................                             48
EXERCISE OF STOCK OPTIONS...............                            598
TAX BENEFIT FROM EXERCISE OF STOCK
  OPTIONS...............................                          1,171
CUMULATIVE TRANSLATION ADJUSTMENT.......       29                    29
                                             ----     -------   -------
BALANCE, DECEMBER 31, 1994..............       21      33,643    37,202
                                             ----     -------   -------
NET INCOME..............................                6,530     6,530
PURCHASE OF TREASURY STOCK..............                         (1,430)
RETIREMENT OF TREASURY STOCK............               (1,410)       --
CASH DIVIDENDS DECLARED.................               (1,519)   (1,519)
SETTLEMENT OF COMMON STOCK
  SUBSCRIPTION..........................                             43
CUMULATIVE TRANSLATION ADJUSTMENT.......       15                    15
                                             ----     -------   -------
BALANCE, DECEMBER 31, 1995..............     $ 36     $37,244   $40,841
                                             ====     =======   =======

                                                                           COMPANY
                            -----------------------------------------------------------------------------------------------------
                                                                                 REDUCTION FOR
                                                                    ADDITIONAL   CARRYOVER OF    CUMULATIVE
                            COMMON    STOCK    PREFERRED   STOCK     PAID-IN      PREDECESSOR    TRANSLATION  RETAINED
                            SHARES    AMOUNT    SHARES     AMOUNT    CAPITAL      COST BASIS     ADJUSTMENT   EARNINGS    TOTAL
INITIAL CAPITALIZATION,
  JANUARY 1, 1996.........  600,000    $  6      24,000    $         $ 29,994                                            $ 30,000
REDUCTION FOR CARRYOVER OF
  PREDECESSOR COST
  BASIS...................                                                         $ (24,704)                             (24,704)
NET INCOME................                                                                                     $8,502       8,502
CUMULATIVE TRANSLATION
  ADJUSTMENT..............                                                                          $(57)                     (57)
                            -------      --      ------    ------     -------       --------        ----       ------    --------
BALANCE, DECEMBER 31,
  1996....................  600,000       6      24,000        --      29,994        (24,704)        (57)       8,502      13,741
                            -------      --      ------    ------     -------       --------        ----       ------    --------
NET INCOME (unaudited)....                                                                                        918         918
CUMULATIVE TRANSLATION
  ADJUSTMENT
  (unaudited).............                                                                           (17)                     (17)
                            -------      --      ------    ------     -------       --------        ----       ------    --------
BALANCE, MARCH 31, 1997
  (unaudited).............  600,000    $  6      24,000    $   --    $ 29,994      $ (24,704)       $(74)      $9,420    $ 14,642
                            =======      ==      ======    ======     =======       ========        ====       ======    ========

                See notes to consolidated financial statements.

                    CTB INTERNATIONAL CORP. AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                  YEARS ENDED DECEMBER 31, 1994, 1995 AND 1996
           AND (UNAUDITED) THREE MONTHS ENDED MARCH 31, 1996 AND 1997
                                 (IN THOUSANDS)

                                                   PREDECESSOR
                                                     COMPANY                           COMPANY
                                                ------------------    ------------------------------------------
                                                    YEAR ENDED         YEAR ENDED         THREE MONTHS ENDED
                                                   DECEMBER 31,       DECEMBER 31,            MARCH 31,
                                                ------------------    ------------    --------------------------
                                                 1994       1995          1996           1996           1997
                                                                                      (UNAUDITED)    (UNAUDITED)
CASH FLOWS FROM OPERATING ACTIVITIES:
    Net income................................  $10,769    $ 6,530     $    8,502      $     356       $   918
    Adjustments to reconcile net income to net
         cash flows from operating activities:
         Depreciation.........................    3,117      3,627          4,609          1,221         1,135
         Amortization.........................       --         --          1,251            312           312
         Gain on sale of property, plant and
           equipment..........................      (55)       (35)          (574)            --           (24)
         Changes in operating assets and
           liabilities:
             Accounts receivable..............     (694)    (1,750)         2,226          1,734        (2,610)
             Inventories......................   (3,575)     2,103           (967)          (260)         (833)
             Prepaid expenses and other
               assets.........................     (524)       274          1,318          1,417           313
             Accounts payable, accruals and
               other liabilities..............    3,692        514         (4,651)          (250)        2,357
                                                -------    -------      ---------       --------       -------
    Net cash flows from operating
      activities..............................   12,730     11,263         11,714          4,530         1,568
CASH FLOWS FROM INVESTING ACTIVITIES:
    Acquisition of property, plant and
         equipment............................   (5,335)    (4,698)        (3,402)          (487)         (897)
    Acquisition of CTB, Inc., net of cash
         acquired.............................       --         --       (104,741)      (104,741)           --
    Proceeds from sale of property, plant and
         equipment............................       57         52          1,537             20            37
                                                -------    -------      ---------       --------       -------
    Net cash flows from investing
      activities..............................   (5,278)    (4,646)      (106,606)      (105,208)         (860)
CASH FLOWS FROM FINANCING ACTIVITIES:
    Proceeds from acquisition debt:
         Revolving credit.....................       --         --         24,000         24,000            --
         Term loans...........................       --         --         65,000         65,000            --
    Issuance of common stock..................    1,801         43          6,000          6,000            --
    Treasury stock acquisitions...............   (4,509)    (1,430)            --             --            --
    Issuance of preferred stock...............       --         --         24,000         24,000
    Principal payments on long-term debt......       --         --         (4,750)        (1,000)       (1,375)
    Proceeds from revolving credit............       --         --         20,400          2,500         6,800
    Payments on revolving credit..............       --         --        (39,500)       (19,000)       (6,200)
    Dividends paid............................   (2,049)    (1,967)            --             --            --
                                                -------    -------      ---------       --------       -------
    Net cash flows from financing
      activities..............................   (4,757)    (3,354)        95,150        101,500          (775)
                                                -------    -------      ---------       --------       -------
NET INCREASE (DECREASE) IN CASH AND CASH
  EQUIVALENTS.................................    2,695      3,263            258            822           (67)
CASH AND CASH EQUIVALENTS, BEGINNING OF
  PERIOD......................................    7,145      9,840             --             --           258
                                                -------    -------      ---------       --------       -------
CASH AND CASH EQUIVALENTS, END OF PERIOD......  $ 9,840    $13,103     $      258      $     822       $   191
                                                =======    =======      =========       ========       =======

                See notes to consolidated financial statements.

                    CTB INTERNATIONAL CORP. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                  YEARS ENDED DECEMBER 31, 1994, 1995 AND 1996
           AND (UNAUDITED) THREE MONTHS ENDED MARCH 31, 1996 AND 1997

1.  BASIS OF PRESENTATION

     On January 4, 1996, CTB International Corp. (the "Company"), formerly CTB Holdings, Inc., through its wholly owned subsidiary, CTB Ventures, Inc. ("CTB Ventures"), corporations formed by affiliates of American Securities Capital Partners, L.P. ("ASCP"), acquired all of the outstanding stock of CTB, Inc. (the "Predecessor Company") in a leveraged buyout transaction for an aggregate purchase price of approximately $117.8 million, including acquisition costs of approximately $2.3 million and cash acquired of approximately $13.1 million (the "Acquisition"). The Acquisition was funded by the issuance of $6 million of common stock, $24 million of preferred stock, bank term loans of $65 million and revolving credit loans of $24 million. Immediately following the Acquisition, the Predecessor Company merged into CTB Ventures and CTB Ventures changed its name to CTB, Inc. For convenience, the Acquisition was accounted for as if it had occurred on January 1, 1996.

     In connection with the Acquisition, shareholders of the Predecessor Company exchanged $9.9 million in shares of stock of the Predecessor Company for an equal value of shares of common and preferred stock of the Company. Accordingly, at the date of the Acquisition, the Company was owned 67.9% by affiliates of ASCP and certain new management investors, with the remaining 32.1% owned by former stockholders of the Predecessor Company. The Acquisition has been accounted for using the purchase method of accounting to the extent of the 67.9% change in ownership with the remaining 32.1% valued at historical book value. To the extent of the change in ownership, the purchase price has been allocated to the assets and liabilities of the Predecessor Company based on their fair values as of the Acquisition date. The fair values of assets and liabilities were based on independent appraisals and estimates by management. The Company has recorded an adjustment ("reduction for carryover of predecessor cost basis") to reduce the Predecessor Company stockholders' investment in the Company to the historical cost basis of their investment in the Predecessor Company.

     The following summarizes the purchase price allocation as of the Acquisition date (in thousands):

        Current assets, excluding cash acquired...........................  $ 32,380
        Property, plant and equipment.....................................    37,814
        Intangibles and other assets......................................    39,884
        Liabilities assumed...............................................   (30,041)
                                                                            --------
        Total.............................................................    80,037
        Reduction for carryover of predecessor cost basis.................    24,704
                                                                            --------
        Total purchase price..............................................  $104,741
                                                                            ========

     The 1994 and 1995 consolidated financial statements of the Predecessor Company have been prepared on the historical cost basis. Accordingly, the financial statements of the Company are not directly comparable to those of the Predecessor Company. The following summarized unaudited pro forma results of operations for the year ended December 31, 1995 assume that the Acquisition had occurred on January 1, 1995 and the purchase price was the same. The unaudited pro forma results have been prepared for comparative purposes only and do not purport to represent what the results of operations would have been if the Acquisition had actually occurred on January 1, 1995 or to project future results.

                                                                             (IN THOUSANDS)
    Net sales..............................................................     $138,119
    Cost of sales..........................................................      106,514
                                                                                --------
    Gross profit...........................................................       31,605
    Other operating expense:
         Selling, general and administrative expenses......................       20,771
         Amortization of goodwill..........................................          959
                                                                                --------
    Operating income.......................................................        9,875
    Other income (expense):
      Interest income......................................................          721
      Interest expense.....................................................       (5,500)
                                                                                --------
    Income before income taxes.............................................        5,096
    Income taxes...........................................................        2,251
                                                                                --------
    Net income.............................................................     $  2,845
                                                                                ========

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Nature of Business -- The Company manufactures grain and feed storage, feeding, watering, ventilation, and egg laying and handling systems used primarily in the agricultural industry. To a lesser extent, the Company manufactures fencing and other vinyl products for use in agricultural, commercial and residential markets.

     Principles of Consolidation -- 1996 -- The consolidated financial statements include the accounts of the Company, its wholly owned subsidiary, CTB, Inc., and its wholly owned subsidiaries, CTB Credit Corporation, CTB Sales Corporation ("FSC"), Chore-Time Brock B.V., Chore-Time Brock Ltda, and Chore-Time Brock S.A. All intercompany accounts and transactions have been eliminated.

     Principles of Consolidation -- 1994 and 1995 -- The consolidated financial statements include the accounts of CTB, Inc., and its wholly owned subsidiaries, CTB Credit Corporation, CTB Sales Corporation ("FSC"), Chore-Time Brock B.V. and Chore-Time Brock S.A. All intercompany accounts and transactions have been eliminated.

     Use of Estimates -- The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     Cash Equivalents -- The Company considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents. At December 31, 1995, cash equivalents consisted primarily of U.S. Treasury Bills, carried at cost which approximated fair value.

     Inventories -- Inventories are stated at the lower of cost or market using the last-in, first-out ("LIFO") method.

     Property, Plant and Equipment -- Property, plant and equipment is stated at cost. Maintenance and repairs are charged to expense as incurred. Depreciation is provided using straight-line and accelerated methods over the estimated useful lives of individual assets. The estimated useful lives range from 10 to 40 years, or the life of the lease if shorter, for buildings and improvements, and from 3 to 10 years for machinery and equipment.


     Goodwill -- Goodwill represents costs in excess of the fair value of net assets acquired and is amortized using the straight-line method over 40 years. The Company periodically assesses the recoverability of intangibles based on its expectations of future profitability and undiscounted cash flow of the related operations. These factors, along with management's plans with respect to the operations, are considered in assessing the recoverability of goodwill and other purchased intangibles. If the Company determines, based on such measures, that the carrying amount is impaired, the goodwill will be written down to its recoverable value with a corresponding charge to earnings. During the periods presented no such impairment was incurred.



     Deferred Finance Costs -- Costs associated with the issuance of debt are being amortized using the straight-line method over the life of the related debt. Amortization expense is included in interest expense.


     Income Taxes -- The Company provides for income taxes under the asset and liability method of accounting for deferred income taxes. Deferred tax assets and liabilities are recorded based on the expected tax effects of future taxable income or deductions resulting from differences in the financial statement and tax bases of assets and liabilities. An allowance is provided whenever management believes it is more likely than not that tax benefits will not be utilized.


     Revenue Recognition of Deferred Revenue and Product Warranties -- Sales of products and services are recorded based upon shipment of product and performance of services. Egg laying and handling system contracts, which generally do not exceed one year, require predetermined payment intervals and, in some instances, customer prepayments. Such revenue is deferred and recognized at the date that the product is shipped or the service is performed. The Company provides its customers with a one- to five-year, depending on the product, warranty from the date of purchase. Estimated warranty costs are accrued at the time of sale and do not differ materially from actual product warranty costs. Warranty expenses for the years ended December 31, 1994, 1995 and 1996 were approximately $694,000, $1,312,000 and $1,171,000, respectively, and for the three months ended March 31, 1996 and 1997 were approximately $199,000 and $413,000, respectively.


     International export sales (excluding Canada) consisted of the following (in thousands):

                                          PREDECESSOR COMPANY                  COMPANY
                                          -------------------     ----------------------------------
                                              YEAR ENDED           YEAR ENDED        THREE MONTHS
                                             DECEMBER 31,         DECEMBER 31,      ENDED MARCH 31,
                                          -------------------     ------------     -----------------
                                           1994        1995           1996          1996       1997
Latin America...........................  $12,484     $11,146       $ 14,129       $2,343     $3,004
Europe/Mideast..........................    6,689      10,941         10,334        3,326      2,589
Asia....................................    9,652      13,919         14,174        2,933      2,281
                                          -------     -------        -------       ------     ------
                                          $28,825     $36,006       $ 38,637       $8,602     $7,874
                                          =======     =======        =======       ======     ======

     Concentration of Credit Risk -- Financial instruments which potentially subject the Company to concentration of credit risk consist principally of trade receivables. The Company's customers are not concentrated in any specific geographic region, but are concentrated in the agricultural industry. No single customer accounted for a significant amount of the Company's sales in 1994, 1995 and 1996 and there were no significant accounts receivable from a single customer at December 31, 1995 or 1996. The Company reviews a customer's credit history before extending credit. The Company establishes an allowance for doubtful accounts based upon factors surrounding the credit risk of specific customers, historical trends and other information. To reduce credit risk, the Company generally receives down-payments on large orders.

     Research and Development -- Research and development expenditures are charged to operations as incurred. Total research and development expenses for the years ended December 31, 1994, 1995 and 1996 were approximately $3,750,000, $3,830,000 and $3,555,000, respectively, and for the three months ended March 31, 1996 and 1997 were approximately $914,000 and $848,000, respectively.

     Postretirement Health Care Benefit Plans -- The Company has unfunded postretirement plans and uses the minimum amortization method for recognizing gains and losses for postretirement benefits, as prescribed by SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions."

     Foreign Currency Translation -- The Company has determined the local currency to be the functional currency of all foreign subsidiaries. Assets and liabilities of non-U.S. subsidiaries are translated at current exchange rates, and related revenues and expenses are translated at average exchange rates in effect during the period. Resulting translation adjustments are recorded as a currency component in stockholders' equity.

     Interest Rate Swap Agreements -- The Company enters into various rate swaps in managing its interest rate risk and holds such instruments for purposes other than trading. In these swaps, the Company agrees with other parties to exchange, at specific intervals, the difference between fixed and floating interest amounts calculated on an agreed-upon notional principal amount. Because some of the Company's interest-bearing liabilities are floating rate obligations, interest rate swaps in which the Company pays the fixed rate and receives the floating rate are used to reduce the impact of market interest rate fluctuation on the Company's net income. The differential to be paid or received on interest rate swap agreements entered into to reduce the impact of changes in interest rates is recognized as an adjustment to interest expense related to the hedged liability over the life of the agreement. In the event of early extinguishment of the debt obligation, any realized or unrealized gain or loss from the swap would be recognized in income, coincident with the extinguishment.

     Forward Exchange Contracts -- The Company enters into foreign currency forward exchange contracts on a limited basis. Contracts entered are for significant outstanding accounts receivable for which timing of the receipt of payment can be reasonably estimated. The purpose of the Company's hedging activities is to protect the Company from the risk that eventual dollar net inflows resulting from the sale of products to foreign customers will be adversely affected by changes in foreign currency exchange rates. Option contracts that are designed as hedges are marked to market with realized and unrealized gains and losses deferred and recognized in earnings as an adjustment to the assets and liabilities being hedged. The Company's foreign exchange contracts do not subject the Company's results of operations to risk due to exchange rate movements because gains and losses on the contracts generally offset gains and losses on the assets and liabilities being hedged.


     All contracts outstanding at December 31, 1995 and 1996 have a term of three months or less. Differences between the contract rate and the fair value for contracts outstanding at December 31, 1995 and 1996 were insignificant.


     Impairment of Long Lived Assets -- The Company adopted SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of," on January 1, 1996. Management reviews long-lived assets and the related intangible assets for impairment of value whenever events or changes in circumstances indicate the carrying amount of such assets may not be recoverable. If the Company determines it is unable to recover the carrying value of the assets, the assets will be written down using an appropriate method. Management does not believe current events or circumstances provide evidence that suggest that values have been impaired.

     New Accounting Pronouncement -- In February 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 128, "Earnings per Share" ("SFAS No. 128"). SFAS No. 128 simplifies the earnings per share (EPS) computation and replaces the presentation of primary EPS with a presentation of basic EPS. This statement also requires dual presentation of basic and diluted EPS on the face of the income statement for entities with a complex capital structure and requires a reconciliation of the numerator and denominator used for the basic and diluted EPS computations. SFAS No. 128 requires restatement of all prior-period EPS data presented. The Company will implement SFAS No. 128 as of and for the year ending December 31, 1997, and the adoption will not have an effect on the financial statements.

     Interim Financial Statements (Unaudited) -- The financial statements as of March 31, 1997 and for the three months ended March 31, 1996 and 1997 were prepared on the same basis as the audited consolidated financial statements and, in the opinion of management, include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the financial position and results of operations for these periods. Operating results for the interim periods included herein are not necessarily indicative of the results that may be expected for the entire year.

     Pro Forma Per Share Information (Unaudited) -- Pro forma net income per common share is calculated by dividing net income by the pro forma weighted average number of common and common equivalent shares outstanding, after giving effect to the following proposed transactions as if they had been completed on January 1, 1996: (i) the Stock Split (a 12.0933 for 1 stock split of the common stock in connection with a planned initial public offering (the "Offering")),
(ii) the Preferred Stock Exchange (see definition below),

(iii) the Preferred Stock Redemption (see definition below) and (iv) solely to the extent the proceeds will be used for the Preferred Stock Redemption, the Offering (assuming an initial public offering price of $15.00 per share) and assuming that all options to purchase common stock were exercised (applying the treasury stock method assuming an initial public offering price of $15.00 per share). Stock and options to purchase common stock issued or granted in the twelve months prior to the Offering are treated as outstanding for all periods reported. Due to the changes in the Company's capital structure resulting from the Acquisition and the planned recapitalization, historical net income per common share is not meaningful and therefore is not presented.


     The Company intends to use $15 million of the net proceeds of the Offering to redeem (the "Preferred Stock Redemption") 15,000 shares of the outstanding 6% Series A Preferred Stock of the Company (the "Existing Preferred Stock"). In addition, concurrently with the consummation of the Offering, the Company will exchange 604,600 shares of common stock (at the assumed initial public offering price of $15.00 per share) for the remaining 9,069 shares outstanding of the Existing Preferred Stock (the "Preferred Stock Exchange").

     Pro Forma March 31, 1997 Balance Sheet Information (Unaudited) -- The March 31, 1997 pro forma balance sheet information gives effect to the proposed Stock Split, Preferred Stock Exchange and Preferred Stock Redemption (without giving effect to the offering proceeds) as if they had occurred on March 31, 1997.

     Reclassifications -- Certain reclassifications have been made to conform the prior year's financial statements with classifications adopted in 1996.

3.  INVENTORIES

     Inventories consist of the following (in thousands):

                                                     PREDECESSOR
                                                       COMPANY                  COMPANY
                                                     ------------     ----------------------------
                                                     DECEMBER 31,     DECEMBER 31,      MARCH 31,
                                                         1995             1996            1997
                                                                                       (UNAUDITED)
    Raw material...................................    $  7,396         $  7,753         $ 7,101
    Work in process................................       2,954            2,503           3,063
    Finished goods.................................       3,861            3,897           4,822
                                                        -------          -------         -------
                                                         14,211           14,153          14,986
    Allowance to state inventories at LIFO cost....      (5,449)              --              --
                                                        -------          -------         -------
    Total..........................................    $  8,762         $ 14,153         $14,986
                                                        =======          =======         =======

4.  PROPERTY, PLANT AND EQUIPMENT

     Property, plant and equipment consist of the following (in thousands):

                                                    PREDECESSOR
                                                      COMPANY                   COMPANY
                                                    ------------      ----------------------------
                                                    DECEMBER 31,      DECEMBER 31,      MARCH 31,
                                                        1995              1996            1997
                                                                                       (UNAUDITED)
    Land and improvements.........................    $  1,050          $  1,161         $ 1,161
    Buildings and improvements....................      13,033            15,062          15,063
    Machinery and equipment.......................      36,495            22,783          23,266
    Construction in progress......................         227             1,220           1,554
                                                      --------           -------         -------
                                                        50,805            40,226          41,044
    Less accumulated depreciation.................     (32,708)           (4,582)         (5,651)
                                                      --------           -------         -------
    Total.........................................    $ 18,097          $ 35,644         $35,393
                                                      ========           =======         =======

5.  INTANGIBLES

     Intangibles consist of the following (in thousands):

                                                                           COMPANY
                                                               -------------------------------
                                                               DECEMBER 31,        MARCH 31,
                                                                   1996               1997
                                                                                  (UNAUDITED)
    Goodwill.................................................    $ 38,351           $ 38,350
    Accumulated amortization.................................        (959)            (1,198)
                                                                  -------            -------
    Goodwill--net............................................      37,392             37,152
                                                                  -------            -------
    Deferred finance costs...................................       1,353              1,353
    Accumulated amortization.................................        (292)              (364)
                                                                  -------            -------
    Deferred finance costs--net..............................       1,061                989
                                                                  -------            -------
    Total....................................................    $ 38,453           $ 38,141
                                                                  =======            =======

6.  ACCRUED LIABILITIES

     Accrued liabilities consist of the following (in thousands):

                                                    PREDECESSOR
                                                      COMPANY                   COMPANY
                                                    ------------      ----------------------------
                                                    DECEMBER 31,      DECEMBER 31,      MARCH 31,
                                                        1995              1996            1997
                                                                                       (UNAUDITED)
    Salaries, wages, and benefits.................     $2,973            $4,049          $ 2,986
    Warranty......................................        476             1,050            1,120
    Non-recurring expenses........................      1,396                --               --
    Other.........................................      2,455             1,703              892
                                                      -------            ------          -------
    Total.........................................     $7,300            $6,802          $ 4,998
                                                      =======            ======          =======

7.  LONG-TERM DEBT

     Long-term debt consists of the following (in thousands):

                                                                           COMPANY
                                                               -------------------------------
                                                               DECEMBER 31,        MARCH 31,
                                                                   1996               1997
                                                                                  (UNAUDITED)
    Revolving line of credit.................................    $  4,900           $  5,500
    Term loans payable to bank...............................      60,250             58,875
                                                                  -------            -------
                                                                   65,150             64,375
    Less current portion.....................................       5,500              5,875
                                                                  -------            -------
    Long-term debt...........................................    $ 59,650           $ 58,500
                                                                  =======            =======

     The Company has a senior credit facility totalling $90,000,000 (the "Existing Credit Agreement"). The facility, secured by 100% of the Company's assets, consists of a $25,000,000 revolving line of credit ("Revolver"), a $45,000,000 term loan ("Term A Loan") and a $20,000,000 term loan ("Term B Loan").

     The Revolver, subject to a borrowing base, carries a three-year maturity date with an annual one-year extension option. Interest is determined at prime or, at the Company's option, 175 basis points above a LIBOR-based rate of interest.

     The Term A Loan, repayable in twenty-four quarterly installments, carries an interest rate of prime or, at the Company's option, 200 basis points above a LIBOR-based rate of interest. The total amount outstanding under the Term A Loan is $40,250,000 at December 31, 1996.

     The Term B Loan is due in full at November 30, 2001, subject to certain mandatory prepayments. The total amount outstanding under the Term B Loan is $20,000,000 at December 31, 1996. Interest is determined at prime plus 0.25% or, at the Company's option, 225 basis points above a LIBOR-based rate of interest.


     The credit facility is subject to a $50,000 annual administration fee and an annual 0.25% facility fee on the total Revolver commitment. The terms of the credit agreement contain, among other provisions, requirements regarding net worth, capital expenditures and various financial ratios and limits the dividends CTB, Inc. can pay to the Company and, therefore, the dividends the Company can pay to its stockholders. The Company was in compliance with all debt covenants at December 31, 1996.


     In conjunction with the debt agreements, the Company maintains an interest rate swap agreement which effectively converts $15,000,000 of the variable rate Term B Loan into 7.83% fixed rate debt. This swap arrangement expires December 31, 1998. In addition, the Company entered an interest rate swap agreement which effectively converts $40,250,000 of the variable rate Term A Loan into 7.71% fixed rate debt. This swap arrangement expires December 31, 2001.

     The aggregate maturities of long-term debt at December 31, 1996 are as follows (in thousands):

                                                           TERM LOANS     REVOLVER      TOTAL
    1997.................................................   $  5,500                   $ 5,500
    1998.................................................      7,000       $4,900       11,900
    1999.................................................      8,500                     8,500
    2000.................................................      9,000                     9,000
    2001.................................................     30,250                    30,250
                                                            --------       ------      -------
    Total................................................   $ 60,250       $4,900      $65,150
                                                            ========       ======      =======

     Interest paid was approximately $5,080,000 for the year ended December 31, 1996 and $1,226,000 and $1,954,000 for the three months ended March 31, 1996 and 1997, respectively.

     The carrying value of debt approximates fair value because the floating interest rates reflect market rates. The fair value of interest rate swaps is $626,000 at December 31, 1996.

     The Predecessor Company had an agreement with a bank for an unsecured line of credit of $15,000,000 at December 31, 1995. The line of credit bore interest based upon a floating rate market index. No borrowings were outstanding against the line at December 31, 1995.

8.  COMMITMENTS AND CONTINGENCIES

     The Company was named in a lawsuit arising from a fire at a cage house construction site. The lawsuit seeks damages approximating $500,000 from the Company. While it is reasonably possible that an unfavorable outcome will occur, it is not possible at this time to estimate the amount of any obligation because of the uncertainty of whether the Company will prevail in the lawsuit or the amount of insurance coverage that will be available to the Company to settle this potential obligation. The Company has not recorded an accrual for this contingency at December 31, 1996.

     In addition, there are various other claims and pending legal proceedings against the Company involving matters arising out of the ordinary conduct of business. While the Company is unable to predict with certainty the outcome of current proceedings, based upon the facts currently known to it, the Company does not believe that resolution of these proceedings will have a material adverse effect on its financial condition or results of operations.

     Pursuant to the Stock Purchase Agreement, the Company has agreed to make certain contingent payments to the Predecessor Company stockholders (the "Earn-Out Amount") based on a calculation of cumulative Earnings before Interest, Taxes, Depreciation and Amortization ("EBITDA") (calculated in accordance with the Stock Purchase Agreement). The Earn-Out Amount is determined based on cumulative

EBITDA for the three-year period ended December 31, 1998. The Company could be liable to pay the Predecessor Company stockholders up to a maximum amount equal to $13,500,000, which would be recorded as an adjustment to the purchase price for the Acquisition.


     If an Earn-Out Amount is payable, the Company is obligated to pay the Earn-Out Amount in four semi-annual installments beginning on August 31, 1998. The first installment is equal to 25% of the estimated Earn-Out Amount, the second installment is equal to 50% of the actual Earn-Out Amount minus the amount of the first installment and the third and fourth installments are each equal to 25% of the actual Earn-Out Amount. Accrued interest from January 1, 1999 at the prime rate on the last business day of 1998 will be payable on the third and fourth installments, provided that interest at such interest rate on the first installment payment from August 31, 1998 to December 31, 1998 will be credited against such amount.

     The Company has a Management Incentive Compensation Plan whereby certain employees receive annual bonuses based upon achievement of certain financial goals, including EBITDA targets.

9.  PROFIT SHARING

     Substantially all employees of the Company participate in a defined contribution, qualified profit-sharing retirement plan. The agreement provides that the Company contributions to the profit-sharing trust be made in amounts as determined by the Company's Board of Directors. Contributions are allocated to participants on the basis of proportionate qualified compensation at the close of each fiscal year. Benefits to participants are limited to funds in their individual accounts. The Company and the Predecessor Company recorded profit sharing expenses of approximately $1,652,000, $1,160,00 and $1,403,000 for the years ended December 31, 1994, 1995 and 1996, respectively and for the three months ended March 31, 1996 and 1997 of approximately $180,000 and $215,000, respectively.

     The profit-sharing plan has a 401(k) provision which allows participants to contribute a percentage of their pretax compensation to the plan within Internal Revenue Code limits. Upon authorization of the Board of Directors, the Company may make matching contributions. Matching contributions made by the Company and the Predecessor Company approximated $315,000, $334,000 and $337,000 for the years ended December 31, 1994, 1995 and 1996, respectively and for the three months ended March 31, 1996 and 1997 of approximately $82,000 and $85,000, respectively.

10.  POSTRETIREMENT HEALTH CARE BENEFIT PLANS

     The Company provides medical and dental benefit programs for retired employees. Substantially all of the Company's employees become eligible for these benefits upon retirement.

     Summary information of the plan is as follows (in thousands):

                                                                 PREDECESSOR
                                                                   COMPANY          COMPANY
                                                                 ------------     ------------
                                                                 DECEMBER 31,     DECEMBER 31,
                                                                     1995             1996
    Accumulated postretirement benefit obligations (assets):
    Retirees.................................................       $ (180)          $  263
    Fully eligible active employees..........................         (125)             322
    Other active employees...................................          596            1,299
                                                                     -----           ------
                                                                       291            1,884
    Unrecognized net gain....................................          126               82
    Unrecognized transition obligation.......................         (335)              --
                                                                     -----           ------
    Accrued postretirement benefit cost......................       $   82           $1,966
                                                                     =====           ======

     The accumulated postretirement benefit obligation was determined using relevant actuarial assumptions and the timing of the Company's medical and dental plans. The effect of a 1% annual increase in the assumed medical inflation rate on the accumulated postretirement benefit obligation and the related expense would be insignificant.

     Measurement of the accumulated postretirement obligation was based on a 7.0% and 7.5% discount rate at December 31, 1995 and 1996, respectively. At December 31, 1996, medical trend rates were assumed at 12% (under age 65) and 8% (over age 65) which trend down to 6%. At December 31, 1995, medical trend rates were assumed at 15% (under age 65) and 9% (over age 65) which trended down to 6%.

     The Company funds medical and dental costs as incurred. The components of net periodic postretirement benefit expense are as follows (in thousands):

                                                                PREDECESSOR
                                                                  COMPANY          COMPANY
                                                               -------------     ------------
                                                                YEAR ENDED        YEAR ENDED
                                                               DECEMBER 31,      DECEMBER 31,
                                                               -------------     ------------
                                                               1994     1995         1996
    Service cost.............................................  $ 51     $40          $158
    Interest cost............................................    29      15           109
    Amortization of unrecognized gain........................    --     (12)           --
    Amortization of unrecognized transition obligation.......    20      20            --
                                                               ----     ---          ----
                                                               $100     $63          $267
                                                               ====     ===          ====

11.  STOCK OPTION PLANS

     Executives and other key employees have been granted options to purchase common shares of the Company under a stock option plan adopted in 1996. In each case, the option price equals the fair market value of the common shares on the day of the grant and an option's maximum term is ten years. Options granted vest in seven years or over an accelerated period of five years should certain annual or cumulative earnings targets be met. No options were exercised and 3,000 common share options were canceled in the current year.

     In accordance with the provisions of SFAS No. 123, "Accounting for Stock-Based Compensation," the Company has elected to apply the accounting prescribed by APB Opinion No. 25 and related interpretations in accounting for its stock option plan. If the Company had elected to recognize compensation cost based on the fair value of the options granted at grant date as prescribed by SFAS No. 123, net income for the year ended December 31, 1996 would have been reduced to the pro forma amounts indicated in the table below (in thousands):

    Net income--as reported....................................................    $8,502
    Net income--pro forma......................................................     8,477

     The fair value of each option grant is estimated on the date of grant using the Black Scholes option-pricing model with the following assumptions:

    Volatility.............................................................       0%
    Expected dividend yield................................................       0%
    Risk free interest rate................................................  5.36%-6.00%
    Expected life of options...............................................    5 years

     The weighted average fair value of options granted during 1996 is $3.62 per share. A total of 60,000 share options are authorized and outstanding at December 31, 1996. The options outstanding at December 31, 1996 have a weighted average exercise price of $15 per share and a weighted average remaining contractual life of 9 years. None of the options outstanding are exercisable. The options outstanding at December 31, 1996 have exercise prices ranging from $10 to $60 per share.

     Prior to 1996, the Predecessor Company maintained the CTB, Inc. Incentive Stock Option Plan which provided for officers and key employees options to purchase up to 20,000 shares of common stock at prices not less than the fair market value of the shares at the date of grant, as defined. The plan was terminated in conjunction with the sale of the Predecessor Company. There were no options granted, exercised or terminated during 1995. There were no options outstanding at December 31, 1995.

     During 1994, 3,137 option shares were exercised at prices ranging from $118 to $337 per share and the Predecessor Company subsequently repurchased 5,954 shares during 1994 at prices ranging from $719 to $795 per share. As a result, the Predecessor Company realized an income tax benefit from the early disposition of these option shares of $1,171,000. This benefit resulted in a decrease in current income taxes payable and an increase in additional paid-in capital.

12.  INCOME TAXES

     The elements of the provision for income taxes are as follows (in thousands):

                                                              PREDECESSOR
                                                                COMPANY            COMPANY
                                                           -----------------     ------------
                                                              YEAR ENDED          YEAR ENDED
                                                             DECEMBER 31,        DECEMBER 31,
                                                           -----------------     ------------
                                                            1994       1995          1996
    Current income taxes:
      U.S. federal.......................................  $5,796     $4,389        $4,628
      State..............................................   1,007        792           909
      Foreign............................................      90         36            26
                                                           ------     ------        ------
    Total current........................................   6,893      5,217         5,563
                                                           ------     ------        ------
    Deferred:
      U.S. federal.......................................    (199)      (426)          (55)
      State..............................................     (29)       (61)           (8)
                                                           ------     ------        ------
    Total deferred.......................................    (228)      (487)          (63)
                                                           ------     ------        ------
    Provision for income taxes...........................  $6,665     $4,730        $5,500
                                                           ======     ======        ======

     Income taxes paid were approximately $4,655,000, $6,379,000 and $6,055,000 for the years ended December 31, 1994, 1995 and 1996, respectively and approximately $26,000 for the three months ended March 31, 1996. The Company received a tax refund of $630,000 for the three months ended March 31, 1997.

     A reconciliation of the provision for income taxes for consolidated operations to the U.S. federal income tax statutory rate is as follows (in thousands):

                                                              PREDECESSOR
                                                                COMPANY            COMPANY
                                                           -----------------     ------------
                                                              YEAR ENDED          YEAR ENDED
                                                             DECEMBER 31,        DECEMBER 31,
                                                           -----------------     ------------
                                                            1994       1995          1996
    U.S. tax at federal statutory rate...................  $6,102     $3,828        $4,901
    Increase (decrease) in tax resulting from:
         State income taxes, net of U.S. tax benefit.....     668        482           591
         FSC benefit.....................................    (208)      (234)         (316)
         Goodwill........................................      --         --           336
         Non-deductible expenses associated with the sale
           of CTB, Inc...................................      --        475            --
         Other, net......................................     103        179           (12)
                                                           ------     ------     ---------
    Provision for income taxes...........................  $6,665     $4,730        $5,500
                                                           ======     ======     =========

     Deferred tax assets and liabilities are as follows (in thousands):

                                                           PREDECESSOR COMPANY       COMPANY
                                                           -------------------     ------------
                                                              DECEMBER 31,         DECEMBER 31,
                                                                  1995                 1996
    Deferred tax assets -- current:
         Accrued liabilities...........................          $ 1,329             $  1,151
         Inventory.....................................              390                  507
         Allowance for doubtful accounts receivable....              174                  180
         Other.........................................              100                   25
                                                           --------------          ----------
              Total....................................            1,993                1,863
                                                           --------------          ----------
    Deferred tax assets (liabilities) -- noncurrent:
         Property, plant and equipment.................           (1,272)              (8,577)
         Inventory.....................................               --               (1,770)
         Accrued postretirement benefit cost...........               --                  754
                                                           --------------          ----------
              Total....................................           (1,272)              (9,593)
                                                           --------------          ----------
    Deferred income taxes..............................          $   721             $ (7,730)
                                                           ==============          ==========

13.  STOCK

     At December 31, 1996, the Company had common stock of $.01 par value, 950,000 shares authorized and 600,000 shares issued and outstanding. At December 31, 1996, the Company also had preferred stock of $.01 par value, 50,000 shares authorized and 24,000 shares issued and outstanding.

     The preferred stock carries with it noncumulative dividend rights of 6%. In the event of any voluntary or involuntary liquidation, the stockholders are entitled to a liquidation preference to be paid at $1,000 per share plus an amount equal to all declared but unpaid dividends. Upon occurrence of an Initial Public Offering or a Change of Control, the preferred stock is redeemable, at the option of the Company, in whole or in part, at a redemption price of $1,000 per share plus an amount equal to all declared but unpaid dividends.

     At December 31, 1995, the Predecessor Company had common stock of no par value, 200,000 shares authorized and 62,411 issued and outstanding.

14.  RELATED PARTY TRANSACTIONS

     Under the terms of the purchase agreement, the Company is required to pay annual management fees of $300,000 plus expenses to ASCP. Such expense has been charged to operations during 1996. Additionally, in connection with the Acquisition, the Company paid fees of $750,000 to ASCP.

15.  STOCK REDEMPTION AGREEMENT

     During calendar 1994 and 1995, the Predecessor Company purchased 6,074 and 1,500 shares of treasury stock for a total cost of $4,509,000 and $1,430,000, respectively, under the terms of a stock redemption agreement which was terminated in conjunction with the sale of the Predecessor Company.

16.  SUBSEQUENT EVENTS (UNAUDITED)

     On May 1, 1997, the Company acquired all of the capital stock of Fancom Holding B.V., a Netherlands company ("Fancom"), for 35.1 million Dutch Guilders ("NLG") ($18.1 million at the May 1, 1997 exchange rate), subject to adjustment, including the assumption of NLG 11.4 million ($5.9 million at the May 1, 1997 exchange rate) of Fancom indebtedness. The acquisition of Fancom was funded through additional borrowings under the revolving line of credit.

     On June 23, 1997, the Company acquired substantially all of the assets of Butler Manufacturing Company's grain systems division ("Butler"). The purchase price for Butler was $32.5 million, subject to adjustment. The acquisition of Butler was funded by borrowings through a new term loan under the Existing Credit Agreement.

     On May 29, 1997, the Company sold substantially all assets (other than accounts receivable) relating to its PVC deck, dock and fence business for approximately $8.2 million to a subsidiary of Royal Group Technologies Limited. In conjunction with the sale, the Company entered into a joint venture with the acquirer to produce certain extruded PVC agricultural equipment component parts for the Company for a period of 5 years.

     During May and June 1997, the Board of Directors granted options to certain employees to purchase a total of 11,000 shares of common stock at an exercise price of $132.

     In May 1997, subsequent to the acquisition of Fancom, the Company issued 69 shares of preferred stock at $1,000 per share and 1,755 shares of common stock at $132 per share, to certain key employees of Fancom.

17.  PARENT COMPANY FINANCIAL STATEMENTS

                            CONDENSED BALANCE SHEETS
                DECEMBER 31, 1996 AND (UNAUDITED) MARCH 31, 1997
                                 (IN THOUSANDS)

                                                                DECEMBER 31, 1996     MARCH 31, 1997
                                                                                       (UNAUDITED)
ASSETS
Equity investment in subsidiaries.............................       $13,741             $ 14,642
                                                                     -------              -------
       TOTAL ASSETS...........................................       $13,741             $ 14,642
                                                                     =======              =======
LIABILITIES AND STOCKHOLDERS' EQUITY
  Stockholders' equity........................................       $13,741             $ 14,642
                                                                     -------              -------
          TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY..........       $13,741             $ 14,642
                                                                     =======              =======

                         CONDENSED STATEMENTS OF INCOME
                  YEAR ENDED DECEMBER 31, 1996 AND (UNAUDITED)
                   THREE MONTHS ENDED MARCH 31, 1996 AND 1997
                                 (IN THOUSANDS)

                                                 DECEMBER 31, 1996     MARCH 31, 1996     MARCH 31, 1997
                                                                        (UNAUDITED)        (UNAUDITED)
Equity in undistributed net income of
  subsidiaries.................................       $ 8,502               $356               $918
                                                      -------               ----               ----
          NET INCOME...........................       $ 8,502               $356               $918
                                                      =======               ====               ====

                       CONDENSED STATEMENTS OF CASH FLOWS
                    FOR THE YEAR ENDED DECEMBER 31, 1996 AND
                     (UNAUDITED) FOR THE THREE MONTHS ENDED
                            MARCH 31, 1996 AND 1997
                                 (IN THOUSANDS)

                                                 DECEMBER 31, 1996     MARCH 31, 1996     MARCH 31, 1997
                                                                        (UNAUDITED)        (UNAUDITED)
CASH FLOWS FROM OPERATING ACTIVITIES
  Net income...................................       $ 8,502              $  356             $  918
  Adjustments to reconcile net income to net
     cash provided by operating activities:
     Equity in undistributed net income of
       subsidiaries............................        (8,502)               (356)              (918)
                                                      -------               -----              -----
  Net cash provided by operating activities....            --                  --                 --
                                                      -------               -----              -----
Net increase in cash...........................            --                  --                 --
Cash at beginning of the period................            --                  --                 --
                                                      -------               -----              -----
CASH AT END OF THE PERIOD......................       $    --              $   --             $   --
                                                      =======               =====              =====

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors
Butler Manufacturing Company:

     We have audited the balance sheets of Grain Systems Division (a division of Butler Manufacturing Company) (the Division) as of December 31, 1995 and 1996 and the related statements of earnings and division equity and cash flows for each of the years in the three year period ended December 31, 1996. These financial statements are the responsibility of the Division's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Division at December 31, 1995 and 1996 and the results of its operations and its cash flows for each of the years in the three year period ended December 31, 1996, in conformity with generally accepted accounting principles.

                                          KPMG Peat Marwick LLP

Kansas City, Missouri
March 13, 1997

                             GRAIN SYSTEMS DIVISION
                  (A DIVISION OF BUTLER MANUFACTURING COMPANY)

                                 BALANCE SHEETS

           DECEMBER 31, 1995 AND 1996 AND (UNAUDITED) MARCH 31, 1997
                                 (IN THOUSANDS)

                                                                  DECEMBER 31,
                                                              --------------------   MARCH 31,
                                                                1995        1996       1997
                                                                                    (UNAUDITED)
ASSETS
Current assets:
     Cash and equivalents...................................  $     --    $     --    $    --
                                                               -------     -------    -------
     Receivables
          Trade.............................................       441       1,615      1,866
          Other.............................................        19           5         35
                                                               -------     -------    -------
                                                                   460       1,620      1,901
          Less allowance for possible losses................       184         204        104
                                                               -------     -------    -------
               Net receivables..............................       276       1,416      1,797
                                                               -------     -------    -------
     Inventories............................................     4,135       5,903      6,831
     Other current assets...................................        16          30         57
                                                               -------     -------    -------
               Total current assets.........................     4,427       7,349      8,685
                                                               -------     -------    -------
Property, plant and equipment, at cost:
     Land...................................................       506         506        506
     Buildings..............................................     6,791       6,865      7,779
     Machinery, tools and equipment.........................     9,848      10,490      9,730
     Office furniture and fixtures..........................     1,278       1,615      1,657
     Transportation equipment...............................        26          26         26
                                                               -------     -------    -------
                                                                18,449      19,502     19,698
     Less accumulated depreciation..........................    15,176      15,582     15,641
                                                               -------     -------    -------
               Net property, plant, and equipment...........     3,273       3,920      4,057
                                                               -------     -------    -------
                                                              $  7,700    $ 11,269    $12,742
                                                               =======     =======    =======

LIABILITIES AND DIVISION EQUITY
Current liabilities:
     Accounts payable.......................................  $    640    $  1,798    $ 1,418
     Cash overdraft.........................................       104         136        172
     Due to parent company..................................       966         390      7,637
     Accrued expenses.......................................     2,306       2,553      2,205
     Accrued payroll........................................       192         335        342
                                                               -------     -------    -------
               Total current liabilities....................     4,208       5,212     11,774
Division equity.............................................     3,492       6,057        968
Commitments and contingencies
                                                               -------     -------    -------
                                                              $  7,700    $ 11,269    $12,742
                                                               =======     =======    =======

                See accompanying notes to financial statements.

                             GRAIN SYSTEMS DIVISION
                  (A DIVISION OF BUTLER MANUFACTURING COMPANY)

                   STATEMENTS OF EARNINGS AND DIVISION EQUITY

                  YEARS ENDED DECEMBER 31, 1994, 1995 AND 1996
           AND (UNAUDITED) THREE MONTHS ENDED MARCH 31, 1996 AND 1997
                                 (IN THOUSANDS)

                                                                              THREE MONTHS ENDED
                                           YEAR ENDED DECEMBER 31,                 MARCH 31,
                                      ---------------------------------      ---------------------
                                       1994         1995         1996         1996          1997
                                                                             (UNAUDITED)   (UNAUDITED)
Net sales...........................  $28,594      $30,588      $41,693      $ 4,891       $ 6,575
Cost of sales.......................   23,091       24,071       32,416        3,932         4,997
                                      -------      -------      -------      -------       -------
               Gross profit.........    5,503        6,517        9,277          959         1,578
Selling, general and administrative
  expenses..........................    2,895        3,224        3,403          700           656
                                      -------      -------      -------      -------       -------
               Operating income.....    2,608        3,293        5,874          259           922
Other income........................       97          199          183           12            46
                                      -------      -------      -------      -------       -------
               Earnings before
                 income taxes.......    2,705        3,492        6,057          271           968
Income taxes........................    1,021        1,299        2,349           93           361
                                      -------      -------      -------      -------       -------
               Net earnings.........    1,684        2,193        3,708          178           607
Division equity at beginning of
  period............................    3,086        2,705        3,492        3,492         6,057
                                      -------      -------      -------      -------       -------
                                        4,770        4,898        7,200        3,670         6,664
Transfers of division equity........    2,065        1,406        1,143        3,389         5,696
                                      -------      -------      -------      -------       -------
Division equity at end of period....  $ 2,705      $ 3,492      $ 6,057      $   281       $   968
                                      =======      =======      =======      =======       =======

                See accompanying notes to financial statements.

                             GRAIN SYSTEMS DIVISION
                  (A DIVISION OF BUTLER MANUFACTURING COMPANY)

                            STATEMENTS OF CASH FLOWS

                  YEARS ENDED DECEMBER 31, 1994, 1995 AND 1996
           AND (UNAUDITED) THREE MONTHS ENDED MARCH 31, 1996 AND 1997
                                 (IN THOUSANDS)

                                                                                THREE MONTHS ENDED
                                           YEAR ENDED DECEMBER 31,                   MARCH 31,
                                       -------------------------------      ---------------------------
                                        1994        1995        1996           1996            1997
                                                                            (UNAUDITED)     (UNAUDITED)
Cash flows from operating activities:
     Net earnings....................  $ 1,684     $ 2,193     $ 3,708        $   178         $   607
     Adjustments to reconcile net
       earnings to net cash provided
       by operating activities:
          Depreciation and
            amortization.............      424         384         407             51              52
          Provision for doubtful
            accounts.................       10          (1)         20             (1)           (100)
          Change in assets and
            liabilities:
            Accounts receivable......     (626)        779      (1,160)        (1,286)           (281)
            Inventories..............      473        (418)     (1,768)        (1,125)           (928)
            Other current assets.....        4         (10)        (14)           (29)            (27)
            Accounts payable.........    1,150      (1,009)      1,158            582            (380)
            Due to parent company....   (1,385)       (119)       (576)         5,119           7,247
            Accrued expenses.........      746         290         247          2,033           1,870
            Accrued payroll..........       --        (263)        143         (2,119)         (2,211)
                                       -------     -------     -------        -------         -------
               Net cash provided by
                 operating
                 activities..........    2,480       1,826       2,165          3,403           5,849
Cash flows from investing
  activities -- capital
  expenditures.......................     (401)       (332)     (1,054)          (125)           (189)
Cash flows from financing
  activities -- transfers of division
  equity.............................   (2,065)     (1,406)     (1,143)        (3,389)         (5,696)
                                       -------     -------     -------        -------         -------
               Net change in cash....       14          88         (32)          (111)            (36)
Cash overdraft at beginning of
  period.............................     (206)       (192)       (104)          (104)           (136)
                                       -------     -------     -------        -------         -------
Cash overdraft at end of period......  $  (192)    $  (104)    $  (136)       $  (215)        $  (172)
                                       =======     =======     =======        =======         =======

                See accompanying notes to financial statements.

                             GRAIN SYSTEMS DIVISION
                  (A DIVISION OF BUTLER MANUFACTURING COMPANY)

                         NOTES TO FINANCIAL STATEMENTS

                  YEARS ENDED DECEMBER 31, 1994, 1995 AND 1996
           AND (UNAUDITED) THREE MONTHS ENDED MARCH 31, 1996 AND 1997

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     (a) Business Description

     The Grain Systems Division (the Division) manufactures and markets grain storage, handling and conditioning systems for worldwide use by grain producers and processors through a network of grain systems dealers.

     The Division has no unusual concentration of customers or credit risk within its primary market. The worldwide and domestic agricultural economies are subject to fluctuations which have a direct impact on the operations of the Grain Division.

     (b) Affiliation

     The Division is a division of Butler Manufacturing Company (parent company).

     Intercompany payable amounts are shown as current liabilities in the accompanying financial statements as they are due upon demand.

     (c) Use of Estimates

     Management of the Division has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these financial statements in conformity with generally accepted accounting principles. Actual results could differ from those estimates.

     (d) Income Taxes

     The Division's operations are included in the consolidated federal income tax return filed by the parent company. Income tax expense is allocated to the Division which approximates the amount that would have been applicable on a separate income tax return basis.

     Deferred taxes for the Division have been recorded by the Corporate
        Division of the parent company and are included in the intercompany accounts as of December 31, 1995 and 1996.

     (e) Property, Plant and Equipment

     Depreciation is calculated using the straight-line method over the estimated useful lives of the assets. Expenditures for maintenance and repairs are charged to expense as incurred. Upon sale or retirement of assets, the cost and the accumulated depreciation amounts are removed from the accounts.

     (f) Basis of Presentation

     The accompanying unaudited financial statements for the three months ended
        March 31, 1996 and 1997 have been prepared in accordance with the accounting policies described above. In the opinion of management, the accompanying unaudited financial statements reflect all adjustments necessary for a fair presentation of the financial position of the Grain Systems Division of Butler Manufacturing Company and the results of its operations.

                             GRAIN SYSTEMS DIVISION
                  (A DIVISION OF BUTLER MANUFACTURING COMPANY)

                   NOTES TO FINANCIAL STATEMENTS--(CONTINUED)

(2) INVENTORIES

     Inventories are valued at the lower of cost or market. The last-in, first-out (LIFO) method of determining cost is used for substantially all domestic inventories. If the first-in, first-out method had been used for all locations, inventories would have been $952,000, $971,000, $923,000, and $923,000 higher than those reported at December 31, 1994, 1995 and 1996 and March 31, 1997, respectively.

     The use of the LIFO method decreased net earnings by $101,000 in 1994 and $11,000 in 1995 and increased net earnings by $29,000 in 1996. There was no LIFO impact on net earnings for the three months ended March 31, 1996 and 1997.

                                                          DECEMBER 31,
                                                       ------------------    MARCH 31,
                                                        1995        1996        1997
                                                                             (UNAUDITED)

                                                                (IN THOUSANDS)
        Raw materials................................  $3,036      $4,401      $3,829
        Work in process..............................     126         154         385
        Finished goods...............................   1,944       2,271       3,540
                                                       ------      ------    ----------
                                                        5,106       6,826       7,754

        LIFO reserve.................................    (971)       (923)       (923)
                                                       ------      ------    ----------
                                                       $4,135      $5,903      $6,831
                                                       ======      ======    ==========

(3) LEASES

     Rental expense under operating leases was $35,052, $21,079 and $9,258 in 1994, 1995 and 1996, respectively and $5,955 and $11,573 for the three months ended March 31, 1996 and 1997, respectively. Minimum rental commitments under noncancelable operating leases are $46,291 in 1997, $46,291 in 1998, $40,450 in 1999, $27,790 in 2000 and $9,227 in 2001.

(4) RELATED PARTY TRANSACTIONS


     The parent company provides certain management, corporate, financial and administrative services to the Division. Charges for these services are determined by both allocations and direct charges. The allocation for costs such as pension benefits, insurance, taxes, rent and other business services are based on specific calculations such as headcount, occupied space or time allocations of parent company personnel. Management believes the allocation methods used are reasonable. All significant charges of the Division incurred by the parent company have been recorded in the intercompany accounts. These charges amounted to $1,335,000, $1,616,000 and $1,860,000 in 1994, 1995 and 1996,
        respectively and $439,000 and $464,000 for the three months ended March 31, 1996 and 1997, respectively.



     The financial statements of the Division include amounts of land and buildings of $199,000 and $1,600,000 that are recorded on the books of the parent company since they are included in the assets being disposed of as a part of the Grain Systems Division divestiture. The cost, accumulated depreciation and depreciation expense have been recorded for all years presented.


(5) COMMITMENTS AND CONTINGENCIES

     The Division is a defendant in pending or threatened lawsuits involving its role as a contractor. Provisions have been made for estimated losses on these lawsuits. Management believes that the amount of such losses will not exceed provided amounts.

                             GRAIN SYSTEMS DIVISION
                  (A DIVISION OF BUTLER MANUFACTURING COMPANY)

                   NOTES TO FINANCIAL STATEMENTS--(CONTINUED)

(6) INCOME TAXES

     Deferred taxes are provided for differences arising from using the accelerated cost recovery method for property, plant and equipment for income tax purposes and the straight-line depreciation method for financial statement purposes and where other differences exist between the period in which transactions are reported for income tax and financial reporting purposes.

     The Company has sufficient taxable income in the three-year carryback period to support the recognition of deferred tax assets.

     The following represents the breakout of the deferred tax assets and liability that have been reflected in the intercompany accounts (in thousands):

                                                                  1995      1996
            Deferred tax assets:
                 Operating expenses.............................  $  92     $  84
                 Depreciation expense...........................     87        --
                                                                  -----     -----
                                                                    179        84
                                                                  -----     -----
            Deferred tax liabilities:
                 Operating expenses.............................   (286)     (465)
                 Depreciation expenses..........................     --       (69)
                                                                  -----     -----
                                                                   (286)     (534)
                                                                  -----     -----
                      Net deferred taxes........................  $(107)    $(450)
                                                                  =====     =====

  COOPERS                          ACCOUNTANTS                      SEUKENLAAN 77                    TELEPHONE +31-40-250 06 00
  &LYBRAND                                                          5616 VC EINDHOVEN                TELEFAX +31-40-250 06 05
                                                                    P.O. BOX 6365
                                                                    5500 MS EINDHOVEN
                                                                    THE NETHERLANDS

                          INDEPENDENT AUDITORS' REPORT

To the Board of Directors of Fancom Holding B.V.

  INTRODUCTION

     We have audited the accompanying consolidated balance sheets of Fancom Holding B.V., Panningen, as of December 31, 1995 and 1996 and the related statements of consolidated income, consolidated cash flow and consolidated changes in stockholders' equity for each of the years in the three year period ended December 31, 1996. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  SCOPE

     We conducted our audit in accordance with auditing principles generally accepted in the Netherlands, that are not significantly different from those in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

  OPINION

     In our opinion, the financial statements present fairly, in all material respects, the financial position of the company at December 31, 1995 and 1996 and of the results of its operations and its cash flows for each of the years in the three year period ended December 31, 1996 in accordance with accounting principles generally accepted in the United States of America.

Eindhoven, June 10, 1997

                                          Coopers & Lybrand N.V.

                         FANCOM HOLDING B.V., PANNINGEN

                          CONSOLIDATED BALANCE SHEETS

        AS OF DECEMBER 31, 1995 AND 1996 AND (UNAUDITED) MARCH 31, 1997
                          (IN THOUSANDS OF US DOLLARS)

                                                                DECEMBER 31,
                                                            --------------------      MARCH 31,
                                                             1995         1996       -----------
                                                                                        1997
                                                                                     (UNAUDITED)
                                     ASSETS
CURRENT ASSETS
     Cash.................................................  $   322      $   169       $   267
     Trade receivables....................................    4,812        5,382         5,393
     Less: allowance for doubtful accounts................     (297)         (46)          (58)
     Inventories..........................................    5,221        4,989         5,008
     Prepaid expenses and other...........................      185          552           543
                                                             ------       ------        ------
          Total current assets............................   10,243       11,046        11,153
     Property, plant and equipment -- Net.................    3,519        3,491         3,239
                                                             ------       ------        ------
          Total...........................................  $13,762      $14,537       $14,392
                                                             ======       ======        ======

                      LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES
     Accounts payable.....................................  $ 1,783      $ 1,732       $ 2,552
     Current portion of long-term debt....................    1,430        1,326         1,191
     Bank overdrafts......................................      608        1,326         1,011
     Taxes and social premiums payable....................       43          430           264
     Other payables and accrued expenses..................    1,115        1,027         1,151
                                                             ------       ------        ------
                                                              4,979        5,841         6,169
                                                             ------       ------        ------
LONG-TERM DEBT............................................    5,906        4,324         3,723
                                                             ------       ------        ------
PROVISIONS
     Deferred income taxes................................      165          183           169
     Accrued postretirement benefits......................      124          110           101
     Other provisions.....................................      200          196           210
                                                             ------       ------        ------
                                                                489          489           480
                                                             ------       ------        ------
MINORITY INTEREST.........................................      (34)          43            37
                                                             ------       ------        ------
STOCKHOLDERS' EQUITY
     Common stock.........................................    7,500        7,637         7,637
     Retained earnings....................................   (6,317)      (4,800)       (4,358)
     Cumulative translation adjustment....................    1,239        1,003           704
                                                             ------       ------        ------
          Total stockholders' equity......................    2,422        3,840         3,983
                                                             ------       ------        ------
          Total...........................................  $13,762      $14,537       $14,392
                                                             ======       ======        ======
COMMITMENTS AND CONTINGENCIES (NOTE 13).

                See notes to consolidated financial statements.

                         FANCOM HOLDING B.V., PANNINGEN

                       CONSOLIDATED STATEMENTS OF INCOME

              FOR THE YEARS ENDED DECEMBER 31, 1994, 1995 AND 1996
           AND (UNAUDITED) THREE MONTHS ENDED MARCH 31, 1996 AND 1997
                          (IN THOUSANDS OF US DOLLARS)

                                                                              THREE MONTHS ENDED
                                          YEAR ENDED DECEMBER 31,                  MARCH 31,
                                      -------------------------------     -------------------------
                                       1994        1995        1996         1996           1997
                                                                          (UNAUDITED)   (UNAUDITED)
Net sales...........................  $17,760     $22,312     $27,175      $ 5,798        $ 7,038
Cost of sales.......................   10,389      13,182      16,386        3,318          4,021
                                      -------     -------     -------     ---------     -----------
Gross profit........................    7,371       9,130      10,789        2,480          3,017
                                      -------     -------     -------     ---------     -----------
Other operating expenses
Selling expenses....................    3,075       4,193       4,723        1,109          1,295
General and administrative
  expenses..........................    2,000       3,084       3,187          840            923
                                      -------     -------     -------     ---------     -----------
                                        5,075       7,277       7,910        1,949          2,218
                                      -------     -------     -------     ---------     -----------
Income from operations..............    2,296       1,853       2,879          531            799
                                      -------     -------     -------     ---------     -----------
Other income (expense)
Interest income.....................       17          26          12           --             --
Interest expense....................     (241)       (184)       (467)        (121)           (90)
                                      -------     -------     -------     ---------     -----------
                                         (224)       (158)       (455)        (121)           (90)
                                      -------     -------     -------     ---------     -----------
Income before income taxes..........    2,072       1,695       2,424          410            709
Income taxes........................     (706)       (720)       (830)        (145)          (270)
Minority interest...................       22         141         (77)          (5)             3
                                      -------     -------     -------     ---------     -----------
Net income..........................  $ 1,388     $ 1,116     $ 1,517      $   260        $   442
                                      =======     =======     =======     ========      ===========

                See notes to consolidated financial statements.

                         FANCOM HOLDING B.V., PANNINGEN

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

              FOR THE YEARS ENDED DECEMBER 31, 1994, 1995 AND 1996
           AND (UNAUDITED) THREE MONTHS ENDED MARCH 31, 1996 AND 1997
                          (IN THOUSANDS OF US DOLLARS)

                                                                             THREE MONTHS ENDED
                                           YEAR ENDED DECEMBER 31,                MARCH 31,
                                         ----------------------------     -------------------------
                                          1994       1995       1996         1996           1997
                                                                          (UNAUDITED)     (UNAUDITED)
CASH FLOWS FROM OPERATING ACTIVITIES
Net income.............................  $1,388     $1,116     $1,517       $   260        $   442
Adjustments to reconcile net income to
  net cash flows from operating
  activities:
     Movement in allowances
          Inventories..................     160        172       (317)          (89)           (29)
          Accounts receivable..........      34        (32)      (251)          (66)            12
     Depreciation tangible fixed
       assets..........................     358        495        631           128            134
     Movement in provisions............      33         22          0           (30)            (9)
     Movement minority interest........       0        (34)        77             5             (6)
     Changes in operating assets and
       liabilities:
          Accounts receivable..........    (651)      (796)      (570)          (52)           (11)
          Inventories..................    (181)    (1,042)       549           (29)            10
          Prepaid expenses and other
            assets.....................     (35)       (41)      (367)         (400)             9
          Accounts payable, accruals
            and other liabilities......     642        124        248           275            778
                                         ------     ------     ------        ------         ------
Net cash flows from operating
  activities...........................   1,748        (16)     1,517             2          1,330
                                         ------     ------     ------        ------         ------
CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of property, plant and
  equipment............................    (534)      (634)      (904)         (221)          (148)
Exchange differences...................      (1)         6         13             0              0
                                         ------     ------     ------        ------         ------
Net cash flows from investing
  activities...........................    (535)      (628)      (891)         (221)          (148)
                                         ------     ------     ------        ------         ------
CASH FLOWS FROM FINANCING ACTIVITIES
Repayment to stockholders
  (restructuring)......................       0     (6,250)         0            --             --
Issuance of common stock...............       0          0        137            --             --
Proceeds from long-term debt...........       0      6,250         51            --             --
Payment on debt........................    (338)      (163)    (1,737)         (230)          (736)
Movements bank overdrafts..............    (972)       506        718           190           (315)
                                         ------     ------     ------        ------         ------
Net cash flows from financing
  activities...........................  (1,310)       343       (831)          (40)        (1,051)
NET INCREASE/(DECREASE) IN CASH........     (97)      (301)      (205)         (259)           131
TRANSLATION DIFFERENCES................     333        328         52            34            (33)
CASH BEGINNING OF PERIOD...............      59        295        322           322            169
                                         ------     ------     ------        ------         ------
CASH END OF PERIOD.....................  $  295     $  322     $  169       $    97        $   267
                                         ======     ======     ======        ======         ======

                See notes to consolidated financial statements.

                         FANCOM HOLDING B.V., PANNINGEN

           CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

                 FOR THE YEARS ENDED DECEMBER 31, 1995 AND 1996
               AND (UNAUDITED) THREE MONTHS ENDED MARCH 31, 1997
           (IN THOUSANDS OF US DOLLARS, EXCEPT FOR SHARE INFORMATION)

                                            COMMON STOCK                      CUMULATIVE
                                        --------------------     RETAINED     TRANSLATION
                                          SHARES      AMOUNT     EARNINGS     ADJUSTMENTS     TOTAL
CHANGES YEAR ENDED DECEMBER 31, 1995
Balance January 1, 1995...............          20    $   10     $  6,307       $  642       $ 6,959
Net income for the year ended December
  31, 1995............................           0         0        1,116            0         1,116
Restructuring December 29, 1995.......   1,199,980     7,490      (13,740)           0        (6,250)
Translation adjustment................           0         0            0          597           597
                                         ---------    ------     --------       ------       -------
Balance December 31, 1995.............   1,200,000    $7,500     $ (6,317)      $1,239       $ 2,422
                                         =========    ======     ========       ======       =======

CHANGES YEAR ENDED DECEMBER 31, 1996
Balance January 1, 1996...............   1,200,000    $7,500     $ (6,317)      $1,239       $ 2,422
Issuance of shares....................      24,000       137            0            0           137
Net income for the year ended December
  31, 1996............................           0         0        1,517            0         1,517
Translation adjustment................           0         0            0         (236)         (236)
                                         ---------    ------     --------       ------       -------
Balance December 31, 1996.............   1,224,000    $7,637     $ (4,800)      $1,003       $ 3,840
                                         =========    ======     ========       ======       =======
CHANGES THREE MONTHS ENDED MARCH 31,
  1997
Balance January 1, 1997...............   1,224,000    $7,637     $ (4,800)      $1,003       $ 3,840
Net income (unaudited) for the three
  months ended March 31, 1997.........           0         0          442            0           442
Translation adjustment................           0         0            0         (299)         (299)
                                         ---------    ------     --------       ------       -------
Balance (unaudited) March 31, 1997....   1,224,000    $7,637     $ (4,358)      $  704       $ 3,983
                                         =========    ======     ========       ======       =======

              See notes to the consolidated financial statements.

                         FANCOM HOLDING B.V., PANNINGEN

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                  YEARS ENDED DECEMBER 31, 1994, 1995 AND 1996
           AND (UNAUDITED) THREE MONTHS ENDED MARCH 31, 1996 AND 1997

       (AMOUNTS IN THOUSANDS OF US DOLLARS, EXCEPT FOR SHARE INFORMATION)

1  GROUP INFORMATION

     Fancom Holding B.V. was founded on December 29, 1995. At the incorporation of Fancom Holding B.V. the shares of Fancom B.V., valued at NLG 22 ($13.75) million, were paid-in as a contribution in kind on the shares issued ($7,500) and a debt to the sellers of Fancom B.V. ($6,250).

     Consequently the financial statements in this report include:

     - the consolidated balance sheets of Fancom Holding B.V. as per December 31, 1995 and 1996 and (unaudited) March 31, 1997 and of Fancom B.V. as per December 31, 1994;

     - the consolidated statements of income and the consolidated statements of cash flows of Fancom Holding B.V. for the year ended December 31, 1996 and (unaudited) the three months ended March 31, 1996 and 1997 and of Fancom B.V. for the years ended December 31, 1994 and 1995;

     - the statement of changes in stockholders' equity of Fancom B.V. for the years ended December 31, 1994 and 1995 and of Fancom Holding B.V. for the years ended December 31, 1995 and 1996 and (unaudited) the three months ended March 31, 1997.

     The unaudited financial statements as of March 31, 1997 and for the three months ended March 31, 1996 and 1997 were prepared on the same basis as the audited consolidated financial statements and, in the opinion of management, include all adjustments, consisting only of normal recurring adjustments, necessary for fair presentation of the financial position and results of operations for those periods. Operating results for the interim periods included herein are not necessarily indicative of the results that may be expected for the entire year.

2  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Below, as appropriate, figures are presented taking into account the changes in group structure described in Note 1.

     2.1  NATURE OF THE BUSINESS

          The activities of the Fancom Group mainly consist of the development, the production and selling of computers and peripheral equipment for the agricultural industry.

     2.2  CONSOLIDATION PRINCIPLES

          In the consolidated balance sheets and consolidated income statements the following companies are included, based on management control:

        - Fancom Holding B.V., established at Panningen

        - Fancom B.V., established at Panningen (100%) and its subsidiaries:

           - Masterfan Ventilation B.V. , established at Wierden, Holland (100%)

           - E.U.R.L. Fancom, established at Vitre, France (100%)

           - Ninova Fancom S.r.l., established in Italy (100%)

           - Wolters WX B.V., established at Zwolle, Holland (40% of the ordinary shares and 100% of the priority shares).

                         FANCOM HOLDING B.V., PANNINGEN

          The holder of priority shares is entitled to exercise certain powers as specified in the Articles of Association. In the case of Wolters WX B.V., Fancom B.V., as priority shareholder, may dismiss the managing director, determine the number of directors to be appointed, and can issue a binding proposal of at least two names for appointment as managing director. This proposal can only be overridden by a two-thirds vote of the ordinary shares, of which Fancom B.V. holds 40%. Any ordinary shares offered for sale must be offered first to the priority shareholder. In addition, the priority shareholder must approve investments above NLG 50,000, distributions to shareholders and other major decisions including the acquisition of companies. Resolutions for merger or dissolution of Wolters WX B.V. require a three-fourths majority of the votes cast with at least two-thirds of the issued share capital represented. The rights of the priority shareholder under the Articles of Association cannot be amended without approval of three-fourths of the priority shares.



          At the end of 1996, the decision was taken to liquidate the Italian subsidiary as per April 1, 1997. The activities will be transferred to the Netherlands. The impact on result and equity is minimal.


          As per December 31, 1996, stockholders' equity of the Italian subsidiary amounts to $91. Total assets and net income 1996 amount to $389 and $13 respectively.

          Intercompany balances and transactions have been eliminated.

     2.3  GENERAL ACCOUNTING PRINCIPLES

          The principles of valuation and determination of the result remained unchanged over the periods presented. Assets and liabilities are valued at costs unless otherwise indicated.

          The company recognizes revenue upon shipment of goods to customers or upon performance of services.

          Result represents the difference between the realizable value of the goods delivered and the costs and other charges for the year. The results on transactions are recognized in the year in which they are realized; losses are taken as soon as they are foreseeable.

     2.4  FOREIGN CURRENCIES

          These financial statements have been translated from the functional currency (NLG) into US dollars, using the average rates for the respective income statements and the year-end rates for the related balance sheets. Resulting gains and losses are included in a separate component of stockholders' equity.

          Assets and liabilities denominated in foreign currencies are translated at the rate of exchange prevailing on balance sheet date. Settled transactions in foreign currencies during the reporting period have been incorporated in the financial statements at the rate of settlement.

          Foreign group companies are considered as independent foreign units. The financial statements denominated in foreign currencies are translated at the rate prevailing on balance sheet date. The exchange difference for the initial capital and for the equity movements in the course of the financial year are directly added to or charged against stockholders' equity.

     2.5  INCOME TAXES

          The company accounts for income taxes under Statement of Financial Accounting Standards No. 109. FAS 109 requires an asset and liability method of accounting for income taxes. Deferred tax assets are recognized when it is more likely than not that the benefits will be recognized.

                         FANCOM HOLDING B.V., PANNINGEN

     2.6  CASH

          Includes $57 which is pledged as a bank guarantee to a supplier. This item is the only one considered as "cash equivalent".

     2.7  INVENTORIES

          Finished products and semi-finished products and work in progress are valued at the lower of cost and market. Cost includes materials (based on average purchase prices) and direct wages. Raw materials and trade goods are valued at average purchase prices. An allowance for possible obsolescence has been included based on the turnover and the aging of the inventories.

     2.8  PROPERTY, PLANT AND EQUIPMENT

          Property, plant and equipment is stated at historical cost less depreciation calculated on the basis of the straight-line method on the estimated useful lives of the individual assets. Maintenance and repairs are charged to expense as incurred. The estimated useful lives range from 10 to 25 years for buildings and improvements and from 3 to 7 years for machinery and equipment.

     2.9  RESEARCH AND DEVELOPMENT

          Research and development expenditures are charged to operations as incurred.

     2.10  ACCRUED POSTRETIREMENT BENEFITS

          The company shares in a multi-employer plan both for postretirement and preretirement benefits. For some employees the company provides additional pension insurance.

     2.11  OTHER PROVISIONS

          These provisions have been set up for possible guarantee obligations resulting from products delivered. In principle the guarantee term is one year. The provision is based on specific claims asserted against the company. In addition a provision has been calculated based on recent claim history.

     2.12  DEBTS AND BANKERS

          The company pledged the following assets as collateral for the long term debts and the bank overdrafts:

        - the building of the subsidiary in France (on a mortgage)

        - the premises (land and buildings) of the company in Panningen

        - the fixtures and furniture, stocks and trade debtors.

                         FANCOM HOLDING B.V., PANNINGEN

3  INVENTORIES

     Inventories at December 31, 1995 and 1996 and March 31, 1997 consist of the following (in thousands):

                                                        DECEMBER 31,         MARCH 31,
                                                      -----------------     -----------
                                                       1995       1996         1997
                                                                            (UNAUDITED)
        Raw materials...............................  $2,658     $2,286       $ 2,340
        Semi-finished products and work in
          progress..................................   1,617      1,466         1,400
        Finished products and trade stock...........   1,774      1,748         1,750
                                                      ------     ------       -------
        Totals......................................   6,049      5,500         5,490
        Less: allowance for obsolete stock..........    (828)      (511)         (482)
                                                      ------     ------       -------
        Net.........................................  $5,221     $4,989       $ 5,008
                                                      ======     ======       =======

4  PREPAID EXPENSES AND OTHER

     Specified as follows (in thousands):

                                                         DECEMBER 31,       MARCH 31,
                                                         -------------     -----------
                                                         1995     1996        1997
                                                                           (UNAUDITED)
        Related parties:
             Loan general manager......................  $  0     $ 57        $  53
             Due from stockholders.....................     0       50           52
        Other..........................................   185      445          438
                                                         ----     ----        -----
                                                         $185     $552        $ 543
                                                         ====     ====        =====

5  PROPERTY, PLANT AND EQUIPMENT

     Property, plant and equipment at December 31, 1995 and 1996 and March 31, 1997 consists of the following (in thousands):

                                                        DECEMBER 31,         MARCH 31,
                                                      -----------------     -----------
                                                       1995       1996         1997
                                                                            (UNAUDITED)
        Land......................................    $  336     $  308       $   285
        Buildings and improvements................     2,689      2,634         2,436
        Machinery and equipment...................     2,466      2,968         2,886
                                                       -----      -----         -----
        Total at cost.............................     5,491      5,910         5,607
        Less: accumulated depreciation............    (1,972)    (2,419)       (2,368)
                                                       -----      -----         -----
        Book value................................    $3,519     $3,491       $ 3,239
                                                       =====      =====         =====

     Specifications of changes in book value (in thousands):

                                                        DECEMBER 31,         MARCH 31,
                                                      -----------------     -----------
                                                       1995       1996         1997
                                                                            (UNAUDITED)
        Acquisitions..............................    $  634     $  904       $   148
        Depreciation..............................      (495)      (631)         (134)
        Translation adjustments...................       263       (301)         (266)
                                                       -----      -----         -----
        Balance...................................    $  402     $  (28)      $  (252)
                                                       =====      =====         =====

                         FANCOM HOLDING B.V., PANNINGEN

6  CURRENT LIABILITIES

     Other payables and accrued expenses are specified as follows (in thousands):

                                                        DECEMBER 31,         MARCH 31,
                                                      -----------------     -----------
                                                       1995       1996         1997
                                                                            (UNAUDITED)
        Accrued expenses:
             Holiday allowance....................     $ 341      $ 325         $ 477
             Miscellaneous........................       506        531           450
                                                       -----      -----         -----
                                                         847        856           927
        Other payables............................       268        171           224
                                                       -----      -----         -----
                                                      $1,115     $1,027        $1,151
                                                       =====      =====         =====

7  LONG-TERM DEBT

     Specifications of the loans (in thousands):

                                                                    DECEMBER 31,         MARCH 31,
                                                   INTEREST       -----------------     -----------
                                                  RATE (1996)      1995       1996         1997
                                                                                        (UNAUDITED)
ABN-Amro bank:
     Loan 023...................................      9.90%       $  289     $  165       $   136
     Loan 160...................................     10.10           250        189           170
     Loan 697...................................      5.10         6,250      4,871         4,236
     Loan 700...................................      4.15           177        129           115
     Loan 974...................................      5.10           285        218           192
     Financial lease............................     11.50            33          0             0
BNP (France)....................................      9.00            52         40            35
FMN Finance House (financial lease).............      6.40             0         38            30
                                                                  ------     ------     -----------
                                                                   7,336      5,650         4,914
Current portion.................................                   1,430      1,326         1,191
                                                                  ------     ------     -----------
                                                                  $5,906     $4,324       $ 3,723
                                                                  ======     ======     ===========

     Current portion has been included in current liabilities.

     Repayment schedule (in thousands):

        1998................................................................  $1,327
        1999................................................................   1,264
        2000................................................................   1,239
        2001................................................................     379
        2002................................................................     115
                                                                              ------
                                                                              $4,324
                                                                              ======

                         FANCOM HOLDING B.V., PANNINGEN

     Under declaration of joint and several liability, Fancom B.V. and Masterfan Ventilatie B.V. pledged the following assets in relation to the loans issued by ABN-Amro:

     - the company facility and the site Industrieterrein 34 at Panningen (mortgage of $1,862);

     - pledge of business inventory, stocks and receivables.

8  ACCRUED POSTRETIREMENT BENEFITS

     The company has defined benefits pension plans covering nearly all of its employees in the Netherlands. Plan benefits are based on years of service and compensation levels at the time of retirement or average compensation levels over the last years before retirement.

     The major part of the pension obligations is covered by a mandatory pension plan. This mandatory plan is administered by the pension fund "Bedrijfstakpensioenfonds van de metaalindustrie". The mandatory plan is a multi-employer plan as defined in SFAS No. 87, "Employers' Accounting for Pensions". For the years ended December 31, 1994, 1995 and 1996, amounts charged (credited) to earnings by the company for the multi-employer defined benefit pension plans totalled $63, $(32) and $72 respectively.

     The remaining plans are single employer plans providing benefits to employees with salaries in excess of the maximum salary for the multi-employer plan, and for the two directors of the company.

     The company's funding policy is to fund amounts as are necessary on an actuarial basis to provide for vested benefits.

     Plan assets of the single employer plans are participating annuity contracts as defined in SFAS No. 87.

     Net periodic pension expense of single employer plans for the years 1994, 1995 and 1996 included the following components (in thousands):

                                                                      1994     1995     1996
    Service cost benefits earned during the year..................    $18      $21      $25
    Interest cost on the projected benefit obligations............     17       21       24
    Actual return on plan assets..................................     (7)       2        3
    Net total of other components.................................      6       (4)      (7)
                                                                      ---      ---      ---
    Net periodic pension cost.....................................    $34      $40      $45
                                                                      ===      ===      ===

     The actuarial present value of benefit obligations and funded status for the company's single employer plans were as follows (in thousands):

                                                                              1995      1996
Actuarial present value of benefit obligation:
     Accumulated............................................................  $ 353     $ 278
     Projected..............................................................    330       353
Plan assets at fair value...................................................    172       202
                                                                              -----     -----
Plan assets less than projected benefit obligation..........................   (158)     (151)
Unrecognized transition obligation..........................................     34        28
Unrecognized net loss.......................................................      0        13
                                                                              -----     -----
Accrued pension cost........................................................  $(124)    $(110)
                                                                              =====     =====

                         FANCOM HOLDING B.V., PANNINGEN

     Assumptions used in developing the projected benefit obligation as of December 31 were as follows:

                                                                        1994     1995     1996
                                                                           %        %        %
Weighted average discount rates.......................................   7.0      7.0      7.0
Expected long-term rate of return on assets...........................   4.0      4.0      4.0
Assumed rate of increase in future compensation.......................   2.0      2.0      2.0

9  STOCKHOLDERS' EQUITY

     Authorized capital as at December 31, 1996 amounts to $11,460, being 2,000,000 ordinary shares of $5.73 (NLG 10) each. Issued and fully paid are 1,224,000 shares. No dividends have been paid on these shares yet.

     As at December 31, 1996, 33,000 share options have been issued to the general manager at an exercise rate of $5.73 (NLG 10) per share. The option rights are exercised April 1997.

10  TAXES

     10.1  DEFERRED TAXES

          The deferred tax liability relates to the pension obligations in the Netherlands (fiscal unity) and has been calculated as follows (in thousands):

                                                                          1995   1996
        Pension obligations:
             Fiscal purposes............................................  $595   $632
             In US GAAP.................................................   124    110
                                                                          ----   ----
        Difference......................................................  $471   $522
                                                                          ====   ====
        35% deferred taxes..............................................  $165   $183
                                                                          ====   ====

          Deferred tax liabilities are principally long-term.

          The company has tax losses carried forward in Italy in an amount of $114, but does not recognize a deferred tax asset, since realization is not expected because of discontinued operations as per April 1, 1997.

          No other deferred tax assets exist.

                         FANCOM HOLDING B.V., PANNINGEN

     10.2  CURRENT TAXES

          Per tax jurisdiction the position is as follows (in thousands):

                                                     CURRENT       INCOME
                                                     PAYABLE       BEFORE       TAXES
                                                   END OF YEAR     TAXES      ON INCOME
        1994
        The Netherlands (fiscal unity)...........     $ 511        $2,203       $ 685
        The Netherlands (other)..................         0         (166)           0
        France...................................         0           51           17
        Italy....................................         0          (16)           3
                                                      -----        ------       -----
                                                      $ 511        $2,072       $ 705
                                                      =====        ======       =====
        1995
        The Netherlands (fiscal unity)...........     $ (41)       $1,787       $ 692
        The Netherlands (other)..................         0         (112)           0
        France...................................         6           65           28
        Italy....................................        (3)         (44)           0
                                                      -----        ------       -----
                                                      $ (38)       $1,696       $ 720
                                                      =====        ======       =====
        1996
        The Netherlands (fiscal unity)...........     $ (72)       $2,120       $ 746
        The Netherlands (other)..................        38          179           40
        France...................................        11          105           38
        Italy....................................         7           20            6
                                                      -----        ------       -----
                                                      $ (16)       $2,424       $ 830
                                                      =====        ======       =====

                         FANCOM HOLDING B.V., PANNINGEN

11  ADDITIONAL INCOME STATEMENT INFORMATION

     11.1  GEOGRAPHICAL DIVISION OF NET SALES (IN % OF TOTAL)

                                   YEAR ENDED DECEMBER 31,    THREE MONTHS ENDED MARCH 31,
                                   -----------------------    ----------------------------
                                   1994      1995     1996       1996            1997
                                                              (UNAUDITED)     (UNAUDITED)
        The Netherlands..........   41        43       45          41              48
        Other EU--countries......   44        44       46          45              42
        USA and Canada...........   11         6        4          10               4
        Rest of world............    4         7        5           4               6
                                   ---       ---      ---         ---             ---
                                   100       100      100         100             100
                                   ===       ===      ===         ===             ===

     11.2  NET SALES PER PRODUCT GROUP (IN % OF TOTAL)

                                   YEAR ENDED DECEMBER 31,    THREE MONTHS ENDED MARCH 31,
                                   -----------------------    ----------------------------
                                   1994      1995     1996       1996            1997
                                                              (UNAUDITED)     (UNAUDITED)
        Pigs climate control.....   45        48       54          52              56
        Pigs feeding/manure
          rinsing................    7        12       14           8               7
        Mushrooms/storage........   10         9        6           8               5
        Poultry automation.......   34        28       22          25              27
        Other....................    4         3        4           7               5
                                   ---       ---      ---         ---             ---
                                   100       100      100         100             100
                                   ===       ===      ===         ===             ===

     11.3  RESEARCH AND DEVELOPMENT EXPENSES (IN THOUSANDS)


                                 YEAR ENDED DECEMBER 31,      THREE MONTHS ENDED MARCH 31,
                               --------------------------     ----------------------------
                               1994      1995       1996         1996            1997
                                                              (UNAUDITED)     (UNAUDITED)
        Expenses.............  $870     $1,157     $1,170        $ 429           $ 442

12  ADDITIONAL CASH FLOW INFORMATION (IN THOUSANDS)


                                 YEAR ENDED DECEMBER 31,      THREE MONTHS ENDED MARCH 31,
                                 ------------------------     ----------------------------
                                 1994      1995      1996        1996            1997
                                                              (UNAUDITED)     (UNAUDITED)
        Interest paid..........  $226     $  227     $402        $ 120           $  95
        Corporate taxes paid...   582      1,310      811           29              37

13  CONTINGENCIES AND COMMITMENTS

     The company leased some cars and computer equipment. Some subsidiaries are located in a rented building.

     Further a bank guarantee of approximately $179 has been rendered. The Dutch companies within the group form a fiscal entity for income tax purposes; each of the companies is jointly and severally liable for the tax debt of the entire entity.

======================================================

    NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATION IN CONNECTION WITH THE OFFERING OTHER THAN THAT CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY OF THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE COMMON STOCK BY ANYONE IN ANY JURISDICTION IN WHICH SUCH AN OFFER OR SOLICITATION IS NOT AUTHORIZED, OR IN WHICH THE PERSON MAKING THE OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO, OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

                            ------------------------

                               TABLE OF CONTENTS


                                             PAGE
Prospectus Summary.........................    3
Risk Factors...............................   10
Special Note Regarding Forward-Looking
  Statements...............................   15
Use of Proceeds............................   15
Dividend Policy............................   16
Dilution...................................   17
Capitalization.............................   18
Unaudited Pro Forma Consolidated Financial
  Statements...............................   19
Selected Consolidated Financial Data.......   26
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations...............................   29
Business...................................   36
Management.................................   50
Certain Relationships and Related
  Transactions.............................   55
Principal Stockholders.....................   59
Description of Capital Stock...............   60
Description of Credit Agreement............   61
Shares Available for Future Sale...........   63
Underwriting...............................   64
Legal Matters..............................   65
Experts....................................   65
Additional Information.....................   66
Index to Consolidated Financial
  Statements...............................  F-1


    UNTIL          , 1997 (25 DAYS AFTER THE DATE OF THIS PROSPECTUS), ALL
DEALERS EFFECTING TRANSACTIONS IN THE COMMON STOCK, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTION.

======================================================


======================================================

                                5,000,000 SHARES


[CHORE-TIME LOGO]                                                   [BROCK LOGO]



                            CTB INTERNATIONAL CORP.


                                  COMMON STOCK

                            ------------------------
                                   PROSPECTUS
                            ------------------------

                          DONALDSON, LUFKIN & JENRETTE
                             SECURITIES CORPORATION

                            GEORGE K. BAUM & COMPANY

                              CHASE SECURITIES INC.

                                          , 1997

======================================================

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     Set forth below is an itemization of the estimated costs expected to be incurred in connection with the offer and sale of the securities registered hereby.

Securities and Exchange Commission Registration Fee..............................  $27,878.79
                                                                                   ----------
NASD filing fee..................................................................    9,700.00
Nasdaq National Market Listing Fee...............................................   30,000.00
                                                                                   ----------
Transfer Agent Fee...............................................................           *
Blue Sky Fees and Expenses.......................................................           *
Printing and Engraving Expenses..................................................           *
Legal Fees and Expenses..........................................................           *
Accounting Fees and Expenses.....................................................           *
Miscellaneous....................................................................           *
                                                                                   ----------
          Total..................................................................  $        *
                                                                                   ==========

------------------------------
* To be supplied by amendment.

ITEM 14.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Section 145 of the General Corporation Law of the State of Delaware (the "Delaware Law") empowers a Delaware corporation to indemnify any persons who are, or are threatened to be made, parties to any threatened, pending or completed legal action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person was an officer or director of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided that such officer or director acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the corporation's best interests, and, for criminal proceedings, had no reasonable cause to believe his or her conduct was illegal. A Delaware corporation may indemnify officers and directors against expenses (including attorney's fees) in connection with the defense or settlement of an action by or in the right of the corporation under the same conditions, except that no indemnification is permitted without judicial approval if the officer or director is adjudged to be liable to the corporation. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him or her against the expenses which such officer or director actually and reasonably incurred.

     In accordance with the Delaware Law, the Restated Certificate of Incorporation of the Company contains a provision to limit the personal liability of the directors of the Company for violations of their fiduciary duty. This provision eliminates each director's liability to the Company or its stockholders for monetary damages except (i) for any breach of the director's duty of loyalty to the Company or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the Delaware Law providing for liability of directors for unlawful payment of dividends or unlawful stock purchases or redemptions or (iv) for any transaction from which a director derived an improper personal benefit. The effect of this provision is to eliminate the personal liability of directors for monetary damages for actions involving a breach of their fiduciary duty of care, including any such actions involving gross negligence.

     Pursuant to underwriting agreements filed as exhibits to registration statements relating to underwritten offerings of securities, the underwriters parties thereto have agreed to indemnify each officer and director of the Company and each person, if any, who controls the Company within the meaning of the Securities Act of 1933, against certain liabilities, including liabilities under said Act.

     The directors and officers of the Company are covered by directors' and officers' insurance policies.

     The Restated Certificate of Incorporation of the Company provides for indemnification of the officers and directors of the Company to the full extent permitted by applicable law.

ITEM 15.  RECENT SALES OF UNREGISTERED SECURITIES

     In connection with the CTB Acquisition, the Company issued and sold 388,000 shares of its Common Stock and 15,520 shares of its Preferred Stock to American Securities, 190,519 shares of its Common Stock and 7,620.75 shares of its Preferred Stock to certain founding family members, 21,481 shares of its Common Stock and 859.25 shares of its Preferred Stock to certain members of management of the Company. The purchase price was $10 per share of Common Stock and $1,000 per share of Preferred Stock in cash or, in the case of the founding family members and certain members of management, an equivalent value in shares of common stock of Old CTB.

     In connection with the acquisition of Fancom Holding B.V., the Company issued and sold 1,755 shares of its Common Stock and 69 shares of its Preferred Stock to two members of Fancom's management at a purchase price of $132 per share and $1,000 per share, respectively.

     The foregoing transactions were exempt from registration under the Securities Act by virtue of Section 4(2) thereof as transactions not involving any public offering.

ITEM 16.  EXHIBITS


EXHIBIT
NUMBER                                   DOCUMENT DESCRIPTION
  1.1    Form of Underwriting Agreement**
  3.1    Form of Restated Certificate of Incorporation of the Company
  3.2    Form of By-laws of the Company
  4.1    Specimen Certificate of Common Stock of the Company**
  5.1    Opinion of Simpson Thacher & Bartlett regarding the legality of the Common Stock**
 10.1    Credit Agreement, dated as of      , 1997, by and among CTB, Inc. and KeyBank
           National Association**
 10.2    Guaranty, dated as of December 22, 1995, by and among the Company, CTB, Inc. and
           KeyBank National Association**
 10.3    Asset Purchase Agreement, dated as of March 31, 1997, by and among Butler
           Manufacturing Company and CTB, Inc.*
 10.4    Share Purchase Agreement, dated as of May 1, 1997, by and among Chore-Time Brock
           Holding B.V. and Halder Investments III B.V., Halder Investments III C.V.,
           Stichting Fondshebeer Fincon, Beldor B.V., V. Berger, A. Faber, J. Paquet, J.H.M.
           Cremers and H.W. Gootzen and Fancom Holding B.V.*
 10.5    Asset Purchase Agreement, dated as of May 29, 1997, between CTB, Inc. and Royal
           Crown Limited*
 10.6    Stock Purchase Agreement, dated as of November 29, 1995, by and among the Company,
           CTB Ventures, Inc., CTB, Inc., and the selling shareholders party thereto*
 10.7    Stockholders Agreement, dated as of January 4, 1996, by and among the Company and the Individual Shareholders party thereto*
 10.8    Board Representation Agreement, dated as of January 4, 1996, by and among American
           Securities Capital Partners, L.P., J. Christopher Chocola, Caryl Chocola and the
           Company*
 10.9    Form of Non-Qualified Stock Option Agreement*
 10.10   Profit Sharing Plan
 10.11   Management Incentive Compensation Plan
 10.12   Escrow Agreement, dated as of November 29, 1995, by and among CTB Ventures, Inc., the shareholders party thereto and NBD Bank, N.A.*

EXHIBIT
NUMBER                                   DOCUMENT DESCRIPTION
 10.13   Management Consulting Agreement, dated as of January 4, 1996, by and among CTB, Inc.
           and American Securities Capital Partners, L.P.*
 10.14   Agreement for Partial Release of Escrowed Funds, dated as of March 1, 1997, by and among CTB, Inc. and each of the shareholders party thereto*
 10.15   Transaction Consulting Agreement, dated as of April 30, 1997, by and among the
           Company and American Securities Capital Partners, L.P.*
 10.16   Transaction Consulting Agreement, dated as of April 30, 1997, by and among CTB, Inc.
           and American Securities Capital Partners, L.P.*
 11.1    Statement regarding computation of per share earnings
 16.1    Letter regarding change of Independent Accountants*
 21.1    Subsidiaries of the Company*
 23.1    Consent of Deloitte & Touche LLP
 23.2    Consent of Price Waterhouse LLP
 23.3    Consent of KPMG Peat Marwick LLP
 23.4    Consent of Coopers & Lybrand N.V.
 23.5    Consent of Simpson Thacher & Bartlett (included in Exhibit 5.1)**
 24.1    Power of Attorney*
 27.1    Financial Data Schedule**


------------------------------
*  Previously filed.
** To be filed by amendment.

ITEM 17.  UNDERTAKINGS

     The undersigned Registrant hereby undertakes to provide to the Representatives of the Underwriters at the closing specified in the Underwriting Agreement certificates for Common Stock in such denominations and registered in such names as required by the Representatives of the Underwriters to permit prompt delivery to each purchaser of Common Stock.

     The undersigned Registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or
     (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the Company has duly caused this Amendment No. 2 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the State of Indiana, on the 30th day of July, 1997.


                                          CTB INTERNATIONAL CORP.

                                          By:                  *

                                             -----------------------------------
                                             Title:  President and Chief
                                               Executive Officer


     Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 2 to the Registration Statement has been signed by the following persons in the capacities and on the dates indicated.



                Signature                                   Title                       Date
------------------------------------------   -----------------------------------   --------------

                    *                        President, Chief Executive Officer     July 30, 1997
------------------------------------------   and Director (Principal Executive
          J. Christopher Chocola             Officer)

                    *                        Vice President, Chief Financial        July 30, 1997
------------------------------------------   Officer and Treasurer (Principal
            Don J. Steinhilber               Financial Officer and Chief
                                             Accounting Officer)

                    *                        Chairman of the Board of Directors     July 30, 1997
------------------------------------------
             Michael G. Fisch

                    *                        Director                               July 30, 1997
------------------------------------------
             Caryl M. Chocola

                    *                        Director                               July 30, 1997
------------------------------------------
               David Horing

                    *                        Director                               July 30, 1997
------------------------------------------
             Charles D. Klein

        *By /s/ DON J. STEINHILBER
------------------------------------------
             Attorney-in-Fact